                        Filed pursuant to Rule 424(B)(2)
                           Registration No. 333-18567

                 SUBJECT TO COMPLETION DATED FEBRUARY 18, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 27, 1997)

                                4,500,000 SHARES

 [LOGO]

                           QUALITY FOOD CENTERS, INC.

                                                                       [LOGO]

                                  COMMON STOCK
                             ---------------------

    All of the 4,500,000 shares of Common Stock being offered hereby are being sold by Quality Food Centers, Inc. ("QFC" or the "Company"). Of the 4,500,000 shares of Common Stock offered hereby, 3,600,000 shares are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 900,000 shares are being offered in a concurrent offering outside of the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Common Stock Offering"). The price to public and underwriting discount per share are identical for the U.S. Offering and the International Offering. See "Underwriting."

    The Common Stock offered hereby is being issued to provide part of the financing necessary to pay the total cash consideration in connection with QFC's proposed acquisition of Hughes Markets, Inc. ("Hughes") (the "Hughes Acquisition") and to refinance QFC's bank indebtedness, including indebtedness incurred by QFC in connection with its recent acquisition of Keith Uddenberg, Inc. (the "KUI Acquisition," and, collectively with the Hughes Acquisition, the "Acquisitions"). Concurrently with the Common Stock Offering, the Company will enter into the New Credit Facility (as defined herein) and privately place certain debt securities (the "Notes Offering") (the Common Stock Offering, the New Credit Facility and the Notes Offering being herein referred to as the "Financings"). The Common Stock Offering is contingent upon the effectiveness of the New Credit Facility and the concurrent consummation of the Notes Offering and the Hughes Acquisition. See "Use of Proceeds" and "The Acquisitions."

    Following consummation of the Hughes Acquisition, the Company intends to seek shareholder approval to change its corporate structure (the "Reorganization"). Subject to obtaining such shareholder approval, upon consummation of the Reorganization, the surviving corporation in the KUI Acquisition ("KUI") will remain a subsidiary of QFC, and each of QFC and Hughes will become a subsidiary of Quality Food Holdings, Inc., a Delaware corporation ("Holding Company"), which in turn will be a subsidiary of Quality Food, Inc., a Delaware corporation ("Parent"), and the current shareholders of QFC (including those who purchase Common Stock offered hereby) will thereupon become shareholders of Parent. Parent and Holding Company are both currently subsidiaries of QFC. See "The Proposed Reorganization."

    QFC's Common Stock is listed on the Nasdaq National Market under the symbol "QFCI." On February 14, 1997, the last reported sale price of the Common Stock was $39.75 per share. QFC has applied to have its Common Stock listed on the New York Stock Exchange.

    SEE "RISK FACTORS" BEGINNING ON PAGE S-19 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           --------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
         RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                PRICE TO          UNDERWRITING        PROCEEDS TO
                                                                 PUBLIC           DISCOUNT(1)          COMPANY(2)
Per Share................................................          $                   $                   $
Total (3)................................................          $                   $                   $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $         .
(3) The Company has granted the U.S. Underwriters and the International Managers (the "Underwriters") options exercisable within 30 days after the date hereof to purchase up to 540,000 and 135,000 additional shares of Common Stock, respectively, in each case to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $         , $
    and $         , respectively.
                           --------------------------

    The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about       , 1997.
                           --------------------------

MERRILL LYNCH & CO.

                    DONALDSON, LUFKIN & JENRETTE
                                   SECURITIES CORPORATION

                                        SALOMON BROTHERS INC

                                                                   DAIN BOSWORTH
                                                                    Incorporated
                             ---------------------

            The date of this Prospectus Supplement is       , 1997.

                             AVAILABLE INFORMATION

    QFC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information filed by QFC can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following SEC Regional Offices: Seven World Trade Center, New York, NY 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as QFC, that file electronically with the SEC. The address of such site is http:// www.sec.gov.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following documents are incorporated herein by reference:

        (1) QFC's Annual Report on Form 10-K for the year ended December 30,
    1995;

        (2) QFC's Quarterly Reports on Form 10-Q for the twelve weeks ended March 23, 1996, the twelve weeks ended June 15, 1996 and the twelve weeks ended September 7, 1996; and

        (3) QFC's Current Report on Form 8-K dated November 12, 1996, as amended by Current Reports on Form 8-K/A dated December 24, 1996, December 27, 1996 and February 18, 1997.

    All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the Common Stock Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

    Copies of the above documents (excluding exhibits to such documents, unless such exhibits are specifically incorporated by reference therein) may be obtained upon written or oral request without charge by each person to whom this Prospectus Supplement is delivered from the Treasurer of QFC, 10112 N.E. 10th Street, Bellevue, Washington 98004 (telephone number (206) 455-3761).

    No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit the public offering of the Common Stock or the possession or distribution of this Prospectus Supplement or the accompanying Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus Supplement comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus Supplement and the accompanying Prospectus.

                 (This page has been left blank intentionally)

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH INFORMATION. UNLESS OTHERWISE EXPRESSLY STATED OR THE CONTEXT OTHERWISE REQUIRES, (I) THE TERM THE "COMPANY" REFERS TO QFC AND ITS CONSOLIDATED SUBSIDIARIES (INCLUDING HUGHES AND KUI) AS IF BOTH OF THE ACQUISITIONS HAVE BEEN CONSUMMATED, (II) THE TERM "QFC" REFERS TO QUALITY FOOD CENTERS, INC. PRIOR TO CONSUMMATION OF THE ACQUISITIONS AND (III) THE TERM "KUI" REFERS TO KEITH UDDENBERG, INC. PRIOR TO THE KUI ACQUISITION AND, THEREAFTER, TO THE SURVIVING CORPORATION IN THE KUI ACQUISITION. EXCEPT AS OTHERWISE SPECIFIED, REFERENCES TO NUMBERS OF STORES PRIOR TO CONSUMMATION OF THE ACQUISITIONS ARE AS OF DECEMBER 28, 1996 FOR EACH OF QFC, HUGHES AND KUI. REFERENCES TO THE NUMBER OF STORES TO BE OPERATED BY THE COMPANY ARE BASED ON THE DECEMBER 28, 1996 TOTALS, BUT GIVE EFFECT TO THE ACQUISITIONS AND TO THE ANTICIPATED KUI STORE DIVESTITURES DISCUSSED HEREIN. UNLESS OTHERWISE EXPRESSLY STATED OR THE CONTEXT OTHERWISE REQUIRES, (I) REFERENCES TO SUPERMARKETS OR THE SUPERMARKET INDUSTRY EXCLUDE WAREHOUSE STORES, CLUB STORES, DEEP DISCOUNT FOOD OPERATORS, CONVENIENCE STORES, SUPERCENTERS AND SIMILAR FOOD RETAILERS, WHILE REFERENCES TO FOOD RETAILERS OR THE FOOD RETAILING INDUSTRY INCLUDE SUCH WAREHOUSE STORES AND OTHER FOOD RETAILERS, (II) REFERENCES TO THE "SEATTLE/PUGET SOUND REGION" ARE REFERENCES TO KING, SNOHOMISH, PIERCE AND KITSAP COUNTIES IN THE STATE OF WASHINGTON AND (III) REFERENCES TO "SOUTHERN CALIFORNIA" ARE REFERENCES TO THE COUNTIES OF LOS ANGELES, ORANGE, RIVERSIDE, SAN BERNARDINO, SANTA BARBARA AND VENTURA IN THE STATE OF CALIFORNIA AND EXCLUDE SAN DIEGO COUNTY. UNLESS OTHERWISE EXPRESSLY INDICATED OR THE CONTEXT OTHERWISE REQUIRES, ALL INFORMATION HEREIN ASSUMES THAT THE OVER-ALLOTMENT OPTIONS GRANTED IN THE COMMON STOCK OFFERING ARE NOT EXERCISED. ALL REFERENCES TO "$" OR "DOLLARS" MEAN UNITED STATES DOLLARS.

                                  THE COMPANY

    QFC is a leading operator of premium supermarkets in the Seattle/Puget Sound region of the State of Washington having expanded its market share from approximately 6% of total supermarket sales in 1986 to approximately 20% today, according to management estimates and calculated on a pro forma basis after giving effect to the KUI Acquisition. Since commencing operations in 1954, QFC has developed a modern store base in many prime locations, strong name recognition and a reputation for superior quality and service. During the ten fiscal years ended December 30, 1995, QFC's EBITDA margin has increased from 4.3% to 8.2% (8.5% for the 36 weeks ended September 7, 1996) which management attributes primarily to the development of innovative merchandising strategies, such as increased emphasis on higher margin specialty departments, combined with enhanced cost controls. With the acquisition of Hughes, QFC will enter into new markets beyond the Seattle/Puget Sound area and, with the KUI Acquisition, QFC has continued to expand within the region as part of its overall strategy of becoming a leading multi-regional operator of premium supermarkets. Upon consummation of the Hughes Acquisition, the Company will operate 84 stores in the Seattle/Puget Sound region as well as 56 "Hughes Family Markets" stores in Southern California. On a pro forma basis after giving effect to the Acquisitions, the Company would have had sales of approximately $2 billion and EBITDA of approximately $125 million for the 52 week period ended September 7, 1996.

    Management believes that the Company's QFC stores offer customers superior value by emphasizing an extensive selection of high quality perishable items, excellent customer service, convenient store locations and hours, a variety of specialty departments and competitive prices. QFC stores, which average approximately 31,000 square feet in size, are open seven days a week, 24 hours a day, and feature a number of specialty departments such as full service delicatessens, fresh seafood departments, bakery departments with coffee/espresso bars, and floral departments. Many QFC stores also offer natural food sections, video rentals, fresh juice bars and pharmacies. In addition, QFC has been an industry leader in leasing space within its stores to branded specialty food operators, including STARBUCKS COFFEE, CINNABON WORLD FAMOUS CINNAMON ROLLS AND NOAH'S NEW YORK BAGELS, as well as to full service banks such as SEAFIRST BANK. QFC has recently significantly expanded its selection of prepared foods and "home meal replacement" items which management believes appeal to the increasing convenience orientation of consumers. Examples include complete hot meals which are ready to serve, pre-cooked dinners which are ready to heat and eat, "Chef's Express" gourmet entrees which are specially prepared and ready to cook, and "Northwest Sandwich Bars" which feature a variety of pasta dishes, specialty and made-to-order hot and cold sandwiches, pre-made salads and self-serve soup and salad bars. Management believes that over the last five fiscal years, QFC has achieved EBITDA margins well in excess of the average for the U.S. supermarket industry, which management attributes primarily to QFC's superior merchandising and operating practices combined with favorable customer demographics in the Seattle/Puget Sound region.

    Upon consummation of the Hughes Acquisition, the Company will own and operate 56 premium supermarkets under the "Hughes Family Markets" name in Southern California. Management believes that Hughes, which commenced operations in 1952 with one store, has developed a strong reputation in Southern California for providing high levels of customer service together with a broad selection of high-quality meat, produce and other perishables. Management estimates that Hughes' market share among Southern California supermarkets (excluding San Diego county) was approximately 5% for 1995. Hughes' stores average approximately 37,000 square feet in size and are generally located near desirable residential areas. Management believes that Hughes has among the most modern store bases of any supermarket chain in Southern California due in part to its ongoing store remodeling program. Hughes supplies the majority of its stores' inventory from its own centrally located 600,000 square foot warehousing and distribution facility built in 1993. Hughes also owns a 50% interest in Santee Dairies, Inc. ("Santee"), one of the largest dairy plants in California, which provides dairy and other products to Hughes, as well as to certain other third parties, under the well-known "Knudsen" and other labels.

    The KUI Acquisition, which closed on February 14, 1997, provides the Company with desirable store locations primarily in the southern Puget Sound region and the Olympic Peninsula of the State of Washington, areas in which QFC currently has a limited presence. Management currently anticipates that it will retain 20 of the 25 stores acquired from KUI. Most of such stores will be converted to the QFC name and format and remodeled in order to implement QFC's merchandising and operating practices, although it is expected that the Company (through KUI) may continue to operate certain of these stores under KUI's current "Stock Market" name and format. In addition, management believes that the KUI Acquisition provides the Company with additional critical mass in the Seattle/Puget Sound region which should improve purchasing and distribution and create economies of scale. After giving effect to the KUI Acquisition, including the anticipated divesture of five KUI stores, management estimates that QFC's 1995 market share among supermarkets in the Seattle/Puget Sound region would have been approximately 20%. See "The Acquisitions."

                                GROWTH STRATEGY

    The Company's strategic objective is to become a leading multi-regional operator of premium supermarkets in order to continue to achieve its goal of controlled and profitable growth. To this end, the Company plans to capitalize on its acquisition, merchandising and operating expertise to: (i) increase sales and enhance margins in existing and newly acquired stores, (ii) realize the benefits of the Hughes and KUI Acquisitions, (iii) acquire and build new stores in its existing and contiguous markets and (iv) acquire supermarket chains in attractive new markets. In order to facilitate this phase of the Company's development, the Company has hired a new chief executive officer and senior vice president for corporate development to pursue and integrate acquisitions at a holding company level, thus allowing current senior management to remain focused on existing operations. See "The Proposed Reorganization" and "Management."

    INCREASE SALES AND ENHANCE MARGINS IN EXISTING AND NEWLY ACQUIRED
STORES. One of the Company's top priorities is to increase sales and enhance margins in existing and newly acquired stores by: (i) emphasizing higher margin specialty and convenience items, (ii) expanding sales of proprietary brands (private label) and (iii) maintaining its high quality store base.

- EMPHASIZE HIGHER MARGIN SPECIALTY AND CONVENIENCE ITEMS. The Company intends to further develop and implement specialty and convenience-oriented departments at its stores, which management believes are important tools to enhance margins, increase foot traffic and build customer loyalty. QFC has been an industry leader in the development of higher margin products and services, such as prepared foods and home meal replacement items, which are geared toward the increasing convenience orientation of consumers. Management believes that the increase in QFC's EBITDA margins over the past ten fiscal years has been due in part to sales of items within these departments, as well as to sales of its seafood, delicatessen, bakery, floral and other specialty products.

- EXPAND SALES OF PROPRIETARY BRANDS. QFC recently adopted a program designed to increase its sales of proprietary brands, which typically carry higher margins than comparable branded products and at the same time help promote customer loyalty. After a long-term study of operating practices both in the U.S. and abroad, QFC developed a three-tier proprietary brands philosophy which is approximately two-thirds implemented. As a result of this effort, QFC has increased the percentage of proprietary brand sales from less than 2.5% at the beginning of fiscal 1996 to approximately 8% at the end of fiscal 1996. This percentage is well below the estimated 1995 supermarket industry average, which management believes was approximately 15% of sales, thus providing a significant opportunity for growth of proprietary brand sales.

- MAINTAIN ITS HIGH QUALITY STORE BASE. The Company believes that QFC and Hughes stores are among the most modern and well-maintained in their respective regions, due in part to their respective remodeling programs. During the five fiscal years ended December 28, 1996, QFC remodeled or "re-remodeled" 31 stores, of which 16 were acquired stores which were remodeled as part of their conversion to the QFC format. Of the 20 stores expected to be retained in the KUI Acquisition, 13 are presently expected to be significantly remodeled to facilitate the implementation of QFC's grocery merchandising and operating practices prior to their conversion to the QFC name and format. While management believes that the Hughes stores are generally in good condition, the Company plans to selectively remodel certain Hughes stores in order to enhance the presentation and merchandising of meat, seafood, delicatessen items and other perishables and to add or enhance full-service and leased specialty departments.

    REALIZE THE BENEFITS OF THE HUGHES AND KUI ACQUISITIONS. Management believes that the acquisition of Hughes and KUI will provide the Company with a number of benefits, including the following:

- CROSS-FERTILIZATION OF OPERATING CAPABILITIES. Management believes that significant opportunities exist to improve results of operations at acquired stores through the implementation of QFC's merchandising and operating practices. For example, management believes that the Hughes stores will benefit from the adoption of certain merchandising practices successfully implemented at QFC stores, including practices relating to the development of higher margin specialty and convenience oriented departments. The Company will also seek to expand the use of proprietary brands at Hughes by drawing on QFC's own recently developed proprietary brands program. Similarly, the Company expects its QFC stores to benefit from the experience of Hughes' management in areas such as purchasing, distribution and category management.

- PURCHASING AND DISTRIBUTION-RELATED BENEFITS. Management anticipates that certain benefits will accrue to the Company in the area of purchasing and distribution as a result of both the Hughes and KUI Acquisitions. For example, as a result of the KUI Acquisition, management believes that the Company's larger size in the Seattle/Puget Sound region provides the Company increased flexibility with regard to supply and distribution options and should enhance its ability to negotiate lower prices from its suppliers. Management also expects that the Company's Seattle/Puget Sound operations will benefit from Hughes' experience in operating its own warehouse and distribution center. Further, to the extent that the Company adds to its store base in Southern California, it is expected that it will benefit from excess capacity at the Hughes distribution center, which management estimates is currently operating at approximately 50% of capacity.

- COST SAVINGS AND VOLUME EFFICIENCIES. The Company expects to achieve cost savings from the elimination of redundant administrative staff, the consolidation of management information systems and a decreased reliance on certain outside services as a result of the Acquisitions. In addition, the Company expects to benefit from savings in the areas of store supplies, store maintenance, and risk management, among other areas, as a result of increased purchasing power and volume and operating efficiencies.

    ACQUIRE AND BUILD NEW STORES IN ITS EXISTING AND CONTIGUOUS MARKETS. The Company plans to continue to acquire, and to a lesser extent build, new stores in its existing and contiguous markets. Management believes that in-market acquisitions provide an efficient way for the Company to increase sales in its markets without the resulting increase in overall supermarket capacity caused by the construction of additional stores. During the past six years, QFC has acquired and successfully integrated 30 stores from ten operators in the Seattle/Puget Sound region, including 12 stores acquired from Olson's Food Stores in 1995. The KUI Acquisition represents a continuation of this strategy of expanding QFC's presence in its existing and contiguous markets. Over the last several years, the Seattle/Puget Sound region has been one of the fastest growing areas in the United States in terms of population, and the KUI Acquisition not only expands the Company's presence in the region but also broadens the Company's coverage of the southern portion of the region and the Olympic Peninsula. See "Business--Market Overview--Seattle/Puget Sound." This strategy also encompasses expanding into the northern part of the Puget Sound region as well as into contiguous areas such as eastern Washington and Portland, Oregon. The Company will seek to implement this strategy in its new Southern California market as well.

    ACQUIRE SUPERMARKET CHAINS IN ATTRACTIVE NEW MARKETS. The Company will continue to actively seek growth opportunities outside its existing and contiguous markets by pursuing the acquisition of supermarket chains which are well-known within their respective markets, have strong growth potential and are located in geographic areas exhibiting favorable economic and demographic conditions. For example, Hughes has a reputation for high quality products and customer service with stores located in Southern California, an area which the Company believes has recently begun to exhibit growth in jobs and population and a decrease in unemployment. See "Business--Market Overview--Southern California." The acquisition of Hughes is the first step in the Company's plans to become a leading multi-regional operator of premium supermarkets. Management believes that there are a number of attractive acquisition opportunities in desirable growth areas, and that these opportunities are attributable in part to the fragmented nature of a large portion of the domestic supermarket industry.

                      THE ACQUISITIONS AND THE FINANCINGS

    Pursuant to the terms of a definitive merger agreement entered into on November 20, 1996, QFC will acquire Hughes for approximately $358.8 million cash, subject to certain adjustments. QFC plans to close the Hughes Acquisition concurrently with the closing of the Common Stock Offering, the Notes Offering and the effectiveness of the New Credit Facility (the "Closing"). See "The Acquisitions."

    On February 14, 1997, QFC acquired Keith Uddenberg, Inc. for approximately $35.3 million in cash and 904,646 shares of Common Stock. The cash portion of the purchase price was financed, and approximately $24.3 million of then existing KUI indebtedness was refinanced, with borrowings under QFC's Current Credit Facility (as defined herein). See "The Acquisitions."

    The Company will require approximately $583.9 million in cash to: (i) finance the Hughes Acquisition, (ii) refinance QFC's bank indebtedness (including the $59.6 million of indebtedness incurred in connection with the KUI Acquisition) and (iii) pay fees and expenses. Such funds are expected to be provided by: (i) the proceeds from the Common Stock Offering, (ii) the proceeds from the Notes Offering and

(iii) borrowings by the Company under an amended and restated $275 million term loan facility (the "Term Loan Facility"). See "Use of Proceeds" and "Description of Certain Indebtedness."

    The following table sets forth the sources and uses of funds in connection with the transactions described above.

                                                                                                      AMOUNT
                                                                                                -------------------
                                                                                                    (DOLLARS IN
                                                                                                     MILLIONS)
SOURCES:
  The Common Stock Offering(1)................................................................       $   180.0
  The Notes Offering(2).......................................................................           125.0
  Term Loan Facility..........................................................................           275.0
  Available cash..............................................................................             3.9
                                                                                                        ------
    Total Sources.............................................................................       $   583.9
                                                                                                        ------
                                                                                                        ------

USES:
  Hughes purchase price.......................................................................       $   358.8
  Refinancing of QFC bank debt(3).............................................................           209.6
  Estimated fees and expenses.................................................................            15.5
                                                                                                        ------
    Total Uses................................................................................       $   583.9
                                                                                                        ------
                                                                                                        ------

------------------------

(1) Represents gross proceeds from the sale of 4.5 million shares at an assumed price of $40 per share.

(2) Represents gross proceeds from the Notes Offering.

(3) Includes $59.6 million of indebtedness incurred under the Current Credit Facility to pay the $35.3 million cash portion of the KUI purchase price and to refinance $24.3 million of previously existing KUI indebtedness.

                          THE PROPOSED REORGANIZATION

    Following consummation of the Hughes Acquisition, the Company intends to seek shareholder approval to change its corporate structure (the "Reorganization"). Subject to obtaining such shareholder approval, upon consummation of the Reorganization, KUI will remain a subsidiary of QFC, and each of QFC and Hughes will become a subsidiary of Quality Food Holdings, Inc., a Delaware corporation ("Holding Company"), which in turn will be a subsidiary of Quality Food, Inc., a Delaware corporation ("Parent"), and the current shareholders of QFC will thereupon generally become shareholders of Parent. Parent and Holding Company are both currently subsidiaries of QFC.

    In connection with the Hughes Acquisition, it is expected that the Company will enter into the Term Loan Facility, an amended and restated $125 million revolving credit facility (the "Revolving Credit Facility") and a new $200 million reducing revolving credit facility (the "Acquisition Facility" and, together with the Term Loan Facility and the Revolving Credit Facility, the "New Credit Facility"). Although QFC will initially be the sole borrower under the New Credit Facility, in the event the proposed Reorganization occurs it is expected that Holding Company will become the borrower under both the Revolving Credit Facility and the Acquisition Facility, while QFC will remain the borrower under the Term Loan Facility. It is expected that Hughes, KUI, Holding Company and Parent will initially guarantee the Company's borrowings under the New Credit Facility. In connection with the Notes Offering, QFC will remain the obligor on the Notes after the Reorganization and each of Hughes, KUI and Holding Company will continue to guarantee QFC's obligations thereunder. Parent will not be a guarantor of the Notes either before or after the Reorganization. See "The Proposed Reorganization" and "Description of Certain Indebtedness."

                              RECENT DEVELOPMENTS

    QFC OPERATING RESULTS FOR THE 16 WEEKS ENDED DECEMBER 28, 1996. QFC's sales for the 16 week period ended December 28, 1996 increased 7.9% to $258.1 million, as compared to sales of $239.3 million for the comparable period in 1995. Same Store Sales (as defined herein) increased 6.0% during the period with estimated food price inflation of less than 1.0%. The sales increase for the period reflected strong sales increases in two replacement stores, sales from two stores acquired in October, higher sales in stores remodeled during 1996 and improved Same Store Sales. The sales increase was also partially due to strong sales arising from snowstorms in November and December.

    QFC's net earnings for the 16 week period ended December 28, 1996 were $8.6 million, an increase of 31.7% from $6.5 million for the comparable period in 1995. Earnings per share for the period were $0.57, an increase of 26.7% from $0.45 for the comparable period in 1995.

    QFC's EBITDA for the 16 week period ended December 28, 1996 increased 13.5% to $22.6 million, or 8.7% of sales, as compared to $19.9 million, or 8.3% of sales, for the comparable period in 1995. Operating income was $16.2 million, or 6.3% of sales, a 16.8% increase over the comparable period in 1995.

    During 1996, QFC reduced its outstanding long-term debt (including current portion) by $19.5 million to $145 million at December 28, 1996, resulting in a decrease in net interest expense of $855,000 for the fourth quarter of 1996 compared to the comparable period in 1995.

    QFC OPERATING RESULTS FOR THE 52 WEEKS ENDED DECEMBER 28, 1996. QFC's sales for the 52 week period ended December 28, 1996 were $805.3 million, an increase of 10.3% from fiscal year 1995. Same Store Sales increased 3.3% from fiscal year 1995 with no significant food price inflation in fiscal 1996.

    QFC's net earnings for fiscal year 1996 increased 25.7% to $25.4 million, or $1.71 per share, as compared to $20.2 million, or $1.28 per share, for fiscal year 1995. The increase in net earnings for fiscal 1996 reflected a $6.2 million increase in operating income and a $1.4 million reduction in other expense due to a one-time charge recorded in the first fiscal quarter of 1995 relating to the Recapitalization (as defined herein). Excluding the $1.4 million charge, net earnings and earnings per share for 1995 would have been $21.6 million and $1.37 per share, respectively.

    QFC's EBITDA for the year increased 16.1% to $69.1 million, or 8.6% of sales, as compared to $59.6 million, or 8.2% of sales, for fiscal year 1995 and operating income increased 14.5% to $49.0 million, as compared to $42.8 million for fiscal year 1995.

    QFC RESULTS OF OPERATIONS. The following table sets forth certain financial information derived from the audited financial statements of QFC for the 52 weeks ended December 30, 1995, as well as certain unaudited financial formation for QFC for the 52 weeks ended December 28, 1996 and the 16 weeks ended December 30, 1995 and December 28, 1996.

                                                 52 WEEKS ENDED                        16 WEEKS ENDED
                                      ------------------------------------  ------------------------------------
                                      DECEMBER 30, 1995  DECEMBER 28, 1996  DECEMBER 30, 1995  DECEMBER 28, 1996
                                      -----------------  -----------------  -----------------  -----------------

                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales...............................     $   729,856        $   805,281        $   239,322        $   258,115
Cost of Sales and Related Occupancy
  Expenses..........................         550,434            603,947            181,257            193,399
Marketing, General and
  Administrative Expenses...........         136,644            152,337             44,169             48,486
                                            --------           --------           --------           --------
Operating Income....................          42,778             48,997             13,896             16,230
Interest Income.....................             501                467                 76                165
Interest Expense....................          (9,639)            (9,890)            (3,754)            (2,988)
Other Expense.......................          (1,400)                --                 --                 --
                                            --------           --------           --------           --------
Earnings before income taxes........          32,240             39,574             10,218             13,407
Taxes on Income.....................          12,023             14,156              3,670              4,784
                                            --------           --------           --------           --------
Net Earnings........................     $    20,217        $    25,418        $     6,548        $     8,623
                                            --------           --------           --------           --------
                                            --------           --------           --------           --------
Earnings Per Share..................     $      1.28        $      1.71        $      0.45        $      0.57
Weighted average shares
  outstanding.......................          15,830             14,890             14,548             15,140

EBITDA(1)...........................     $    59,567        $    69,150        $    19,895        $    22,584
EBITDA Margin(1)....................             8.2%               8.6%               8.3%               8.7%

------------------------------

(1) See notes (4) and (5) under "--Summary Historical Financial Data of QFC" for the definitions of EBITDA and EBITDA margin.

                           THE COMMON STOCK OFFERING

Common Stock offered by the Company..........  4,500,000 shares

Common Stock offered for sale in:

  The U.S. Offering..........................  3,600,000 shares

  The International Offering.................  900,000 shares

    Total Common Stock Offered...............  4,500,000 shares

Common Stock to be outstanding after the
  Common Stock Offering and the
  Acquisitions...............................  20,122,911 shares(1)

Nasdaq National Market symbol................  "QFCI." QFC has applied to have its Common
                                               Stock listed on the New York Stock Exchange.

Use of Proceeds..............................  To provide part of the financing necessary to pay the total cash consideration payable in
                                               connection with the Hughes Acquisition and to
                                               refinance QFC's bank indebtedness (including
                                               indebtedness incurred in connection with the
                                               KUI Acquisition). See "Use of Proceeds."

Dividend Policy..............................  QFC does not currently pay cash dividends on its Common Stock and presently intends to
                                               retain available funds to finance the growth
                                               and operations of the business. See "Price
                                               Range of Common Stock and Dividend Policy."

Risk Factors.................................  Prospective investors should carefully consider all the information set forth and
                                               incorporated by reference herein and, in
                                               particular, should evaluate the specific
                                               factors set forth under "Risk Factors" before
                                               purchasing any of the shares offered hereby.

------------------------

(1) Includes the 904,646 shares of Common Stock issued in connection with the KUI Acquisition. Does not include 2,156,282 shares of Common Stock issuable upon the exercise of outstanding stock options.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

    The following table sets forth summary unaudited pro forma condensed consolidated financial data of the Company for the fiscal year ended December 30, 1995 and for the 52 weeks ended September 7, 1996. The pro forma operating and other data for the fiscal year ended December 30, 1995 combines the results of operations of QFC for such fiscal year with the results of operations of Hughes for its fiscal year ended March 3, 1996 and the results of operations of KUI for its fiscal year ended December 30, 1995 and gives effect to each of the following transactions as if such transactions had occurred on January 1, 1995:
(i) the Hughes Acquisition and certain related transactions; (ii) Hughes' sale in November 1996 of a 1% equity interest in Santee, which, prior to the sale, was a 51%-owned subsidiary of Hughes, to Stater Bros. Markets ("Stater"), resulting in Santee ceasing to be a consolidated subsidiary of Hughes; (iii) KUI's spin off of certain assets and liabilities, primarily related to non-grocery operations, prior to the KUI Acquisition; (iv) the KUI Acquisition and certain related transactions; (v) the application of the estimated net proceeds from the Common Stock Offering and the Notes Offering (the "Offerings") and borrowings under the New Credit Facility to finance the Hughes Acquisition and to refinance bank debt of QFC expected to be outstanding at the time of the Closing (including indebtedness which was incurred in connection with the KUI Acquisition); and (vi) QFC's proposed divestiture of five of the recently acquired KUI stores. The pro forma operating and other data for the 52 weeks ended September 7, 1996 combines results of operations of QFC for the 52 weeks ended September 7, 1996 with the results of operations of Hughes for the 52 weeks ended September 29, 1996 and the results of operations of KUI for the 52 weeks ended September 28, 1996 and gives effect to the transactions described above as if such transactions had occurred on September 10, 1995. The pro forma balance sheet data as of September 7, 1996 combines the balance sheet data of QFC as of September 7, 1996 with the balance sheet data of Hughes as of September 29, 1996 and the balance sheet data of KUI as of September 28, 1996 and gives effect to the transactions described above as if such transactions had been competed as of September 7, 1996. The effect of the proposed divestiture of five of the recently acquired KUI stores is reflected in the pro forma balance sheet as assets held for sale.

    The pro forma financial data set forth below are based upon a number of assumptions and estimates, are subject to a number of uncertainties, and do not purport to be indicative of the actual financial position or results of operations that would have been achieved had the above described transactions in fact occurred on the dates indicated, nor do they purport to be indicative of the results of operations or financial condition that may be achieved in the future. The following pro forma financial data should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of QFC, Hughes and KUI and related notes thereto included or incorporated by reference herein.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA OF THE COMPANY
                                  (CONTINUED)

                                                                              FISCAL YEAR ENDED   52 WEEKS ENDED
                                                                              DECEMBER 30, 1995  SEPTEMBER 7, 1996
                                                                              -----------------  -----------------

                                                                               (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                                         SHARE AMOUNTS)

OPERATING DATA:
  Sales.....................................................................   $     1,985,718    $     2,076,197
  Gross Profit..............................................................           463,297            490,155
  Marketing, General and Administrative Expenses............................           393,451            408,018
  Operating Income..........................................................            69,846             82,137
  Net Interest Expense(1)...................................................            34,536             34,196
  Net Earnings..............................................................            17,977             25,939
  Earnings Per Share(2).....................................................              0.85               1.29
  Ratio of Earnings to Fixed Charges(3).....................................               1.8x               2.1x

OTHER DATA:
  EBITDA(4).................................................................   $       107,453    $       124,682
  EBITDA Margin(5)..........................................................               5.4%               6.0%
  Depreciation and Amortization.............................................   $        42,697    $        47,456
  Ratio of Net Debt to EBITDA(6)............................................                --                3.3x
  Ratio of EBITDA to Net Interest Expense...................................                --                3.7x

BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and Cash Equivalents.................................................                      $        19,904
  Net Working Capital.......................................................                               12,080
  Total Assets..............................................................                              892,756
  Total Debt (including current portion)....................................                              432,731
  Shareholders' Equity......................................................                              271,367

------------------------------

(1) Net of interest income; also excludes amortization of deferred financing costs of $812,500 for each of the periods presented.

(2) Earnings per share have been calculated on a fully-diluted basis giving effect to (i) 4.5 million shares to be sold in the Common Stock Offering and
    (ii) 904,646 shares issued in connection with the KUI Acquisition.

(3) For purposes of these ratios, (i) earnings have been calculated by adding interest expense and the estimated interest portion of rentals to earnings before income taxes and (ii) fixed charges are comprised of interest expense and the estimated interest portion of rentals.

(4) EBITDA is defined as net earnings before interest, income taxes, depreciation, amortization, LIFO inventory charges, and, if applicable, equity earnings (losses) from subsidiaries, and non-recurring and extraordinary items. EBITDA excludes union, pension and benefit credits of $7.2 million and $7.7 million recorded by Hughes for the fiscal year ended March 3, 1996 and the 52 weeks ended September 29, 1996, respectively. EBITDA is a measure commonly used in the grocery industry and is presented to assist in understanding the Company's operating results. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the Company's ability to service its debt.

(5) EBITDA margin is calculated by dividing EBITDA by sales, in each case for the applicable period.

(6) Net Debt is defined as Total Debt less cash and cash equivalents, in each case at the end of the applicable period.

                    SUMMARY HISTORICAL FINANCIAL DATA OF QFC

    The following table sets forth summary historical financial data of QFC as of and for each of the five fiscal years in the period ended December 30, 1995 and as of and for the 36 weeks ended September 7, 1996 and September 9, 1995. Data as of and for each of the three fiscal years in the period ended December 30, 1995 (except for data regarding stores open at the end of period, Same Store Sales increase (decrease) and total square footage) have been derived from audited financial statements of QFC, which are included herein. Data as of and for each of two fiscal years ended December 26, 1992 and December 28, 1991 (except for data regarding stores open at the end of period, Same Store Sales increase (decrease) and total square footage) have been derived from audited financial statements of QFC which are not included herein. Data as of and for the 36 weeks ended September 7, 1996 and September 9, 1995 have been derived from unaudited financial statements of QFC which, in the opinion of management, include all necessary adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the information. Data as of and for the 36 weeks ended September 7, 1996 and September 9, 1995 do not purport to be indicative of results to be expected for the full fiscal year. The following information is qualified by reference to, and should be read in conjunction with, "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical statements of QFC and related notes thereto included or incorporated by reference herein.

                                                  FISCAL YEAR ENDED
                        ----------------------------------------------------------------------
                                                                                                  36 WEEKS      36 WEEKS
                                                                                                   ENDED         ENDED
                        DECEMBER 28,   DECEMBER 26,   DECEMBER 25,  DECEMBER 31,  DECEMBER 30,  SEPTEMBER 9,  SEPTEMBER 7,
                            1991           1992           1993        1994(1)       1995(2)       1995(2)         1996
                        -------------  -------------  ------------  ------------  ------------  ------------  ------------

                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Sales...............    $ 395,151      $ 460,107     $  518,260    $  575,879    $  729,856    $  490,534    $  547,166
  Gross Profit........       99,063        116,989        131,365       145,168       179,422       121,357       136,617
  Marketing, General
     and
     Administrative
     Expenses.........       69,076         80,144         92,468       105,956       136,645        92,476       103,850
  Operating Income....       29,987         36,845         38,897        39,212        42,777        28,881        32,767
  Interest Expense....           --             --             --            --         9,639         5,885         6,901
  Net Earnings........       20,647         25,076         25,994        26,376        20,216        13,669        16,795
  Earnings Per Share..         1.06           1.28           1.33          1.34          1.28          0.83          1.14
  Ratio of Earnings to
     Fixed
     Charges(3).......        22.4x          22.7x          17.6x         15.7x          3.3x          3.5x          3.3x

OTHER DATA:
  EBITDA(4)...........    $  36,797      $  44,466     $   48,205    $   50,817    $   59,567    $   39,671    $   46,566
  EBITDA Margin(5)....          9.3%           9.7%           9.3%          8.8%          8.2%          8.1%          8.5%
  Depreciation and
     Amortization.....    $   6,511      $   7,782     $    9,283    $   11,605    $   16,169    $   10,715    $   13,589
  Capital
     Expenditures.....       25,900         26,800         43,000        28,200        89,100        80,850        25,000
  Stores Open at End
     of Period........           30             33             38            45            62            61            62
  Same Store Sales
     Increase
     (Decrease)(6)....          5.9%           6.5%           4.0%          0.4%         (1.5%)        (1.3%)         2.1%
  Total Square
     Footage..........      770,000        907,000      1,080,000     1,319,000     1,928,000     1,873,000     1,990,000

BALANCE SHEET DATA (AT
END OF PERIOD):
  Net Working
     Capital..........    $   6,325      $  18,722     $   14,329    $   23,776    $    5,303    $    3,950    $  (16,903)
  Total Assets........      115,922        150,974        181,275       207,914       282,878       278,327       293,610
  Total Debt
     (including
     current
     portion).........           --             --             --            --       164,500       168,000       150,000
  Shareholders'
     Equity...........       81,169        108,345        133,620       158,178        45,368        38,138        64,407

--------------------------

(1) Fiscal year ended December 31, 1994 was a 53 week fiscal year.

(2) Fiscal year ended December 30, 1995 and 36 weeks ended September 9, 1995 data include a one-time charge of $1.4 million, or $.09 per share, resulting from the Recapitalization (as defined herein) completed in March 1995.

(3) For purposes of these ratios, (i) earnings have been calculated by adding interest expense and the estimated interest portion of rentals to earnings before income taxes and (ii) fixed charges are comprised of interest expense and the estimated interest portion of rentals.

(4) EBITDA is defined as net earnings before interest, income taxes, depreciation, amortization, LIFO inventory charges, and, if applicable, equity earnings (losses) from subsidiaries, and non-recurring and extraordinary items. EBITDA is a measure commonly used in the grocery industry and is presented to assist in understanding the Company's operating results. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the Company's ability to service its debt.

(5) EBITDA margin is calculated by dividing EBITDA by sales, in each case for the applicable period.

(6) Same Store Sales exclude sales in stores opened or acquired during the previous 12 months and the 53rd week of fiscal 1994.

                  SUMMARY HISTORICAL FINANCIAL DATA OF HUGHES

    The following table sets forth summary historical financial data of Hughes and its consolidated subsidiaries as of and for the five fiscal years ended March 3, 1996, as of and for the seven months ended September 24, 1995 and as of and for the seven months ended September 29, 1996. Data as of and for the five fiscal years ended March 3, 1996 (except for data regarding stores open at end of period, Same Store Sales increase (decrease) and total square footage) have been derived from consolidated financial statements of Hughes audited by Arthur Andersen LLP, independent certified public accountants. Data as of and for the seven months ended September 24, 1995 and the seven months ended September 29, 1996 have been derived from unaudited consolidated statements of Hughes which, in the opinion of Hughes' management, include all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Data as of and for the seven months ended September 29, 1996 do not purport to be indicative of results to be expected for the full fiscal year. During each of the periods presented, Santee was a 51%-owned subsidiary of Hughes. In November 1996, Hughes sold a 1% interest in Santee, resulting in Santee ceasing to be a consolidated subsidiary of Hughes. The following information should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Hughes and related notes thereto included or incorporated by reference herein.

                                                   FISCAL YEAR ENDED
                            ----------------------------------------------------------------
                                                                                                  SEVEN          SEVEN
                                                                                                 MONTHS         MONTHS
                                                                                                  ENDED          ENDED
                            MARCH 1,   FEBRUARY 28,  FEBRUARY 27,  FEBRUARY 26,   MARCH 3,    SEPTEMBER 24,  SEPTEMBER 29,
                              1992         1993          1994          1995        1996(1)        1995           1996
                            ---------  ------------  ------------  ------------  -----------  -------------  -------------
                                                                (DOLLARS IN THOUSANDS)
OPERATING DATA:
  Sales...................  $1,099,713  $1,087,274    $1,083,709    $1,110,947    $1,147,447   $   647,486    $   675,432
  Gross Profit............    206,556      225,024       229,084       226,085      245,496        138,414        145,522
  Selling, General and
    Administrative
    Expense...............    181,209      209,918       206,289       209,211      215,234        122,631        126,493
  Operating Income........     25,347       15,106        22,795        16,874       30,262         15,783         19,029
  Interest Expense........      3,598        1,149         4,598         4,664        4,335          2,595          2,100
  Net Income..............     14,608        8,677        11,224         8,374       16,184          8,534         10,399

OTHER DATA:
  EBITDA(2)...............  $  42,807   $   33,379    $   40,794    $   36,929    $  42,439    $    22,552    $    29,037
  EBITDA Margin(3)........        3.9%         3.1%          3.8%          3.3%         3.7%           3.5%           4.3%
  Depreciation and
    Amortization..........  $  15,597   $   17,504    $   19,310    $   21,313    $  19,571    $     9,309    $    12,111
  Capital Expenditures....     15,773       57,862        31,701        36,063       19,633          3,848         30,939
  Stores Open at End of
    Period................         52           51            51            53           54             54             55
  Same Store Sales
    Increase
    (Decrease)(4).........       (0.7%)        (1.7%)         0.7%         1.1%        (1.4%)         (0.5%)          0.6%
  Total Square Footage....  1,852,000    1,855,000     1,858,000     1,942,000    1,986,000      1,986,000      2,038,000

  BALANCE SHEET DATA (AT
    END OF PERIOD):
  Net Working Capital.....  $  24,237   $    8,192    $   16,526    $    8,628    $  16,528    $     8,404    $   (11,448)
  Total Assets............    258,632      270,611       300,941       316,728      316,499        311,874        315,709
  Total Debt (including
    current portion)......     28,516       30,303        37,247        41,984       27,463         23,784         12,248
  Shareholders' Equity....    112,756      121,077       131,289       137,975      151,544        144,590        160,771

--------------------------

(1) Fiscal year ended March 3, 1996 was a 53-week fiscal year.

(2) EBITDA is defined as net earnings before interest, income taxes, depreciation, amortization, LIFO inventory charges, and, if applicable, equity earnings (losses) from subsidiaries, and non-recurring and extraordinary items. EBITDA excludes union, pension and benefit credits of $7.2 million, $3.0 million and $1.2 million recorded by Hughes for the fiscal year ended March 3,

    1996, the fiscal year ended February 26, 1995 and the fiscal year ended February 27, 1994, respectively, and pension and benefit credits of $2.4 million and $3.0 million recorded by Hughes for the seven months ended September 24, 1995 and the seven months ended September 29, 1996, respectively. EBITDA is a measure commonly used in the grocery industry and is presented to assist in understanding Hughes' operating results. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the Company's ability to service its debt.

(3) EBITDA margin is calculated by dividing EBITDA by sales, in each case for the applicable period.

(4) Same Store Sales exclude sales in stores opened or acquired during the previous 12 months and the 53rd week of fiscal 1996.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH AND INCORPORATED BY REFERENCE HEREIN, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE MAKING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY. THE INFORMATION CONTAINED AND INCORPORATED BY REFERENCE HEREIN CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. A NUMBER OF FACTORS COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE COMPETITIVE ENVIRONMENT IN THE SUPERMARKET INDUSTRY IN GENERAL AND IN THE COMPANY'S SPECIFIC MARKET AREAS, CHANGES IN PREVAILING INTEREST RATES AND THE AVAILABILITY OF FINANCING, INFLATION, CHANGES IN COSTS OF GOODS AND SERVICES, ECONOMIC CONDITIONS IN GENERAL AND IN THE COMPANY'S SPECIFIC MARKET AREAS, LABOR DISTURBANCES, DEMANDS PLACED ON MANAGEMENT BY THE SUBSTANTIAL INCREASE IN THE SIZE OF THE COMPANY BECAUSE OF THE ACQUISITIONS, AND CHANGES IN THE COMPANY'S ACQUISITION PLANS. IN ADDITION, SUCH FORWARD-LOOKING STATEMENTS ARE NECESSARILY DEPENDENT UPON ASSUMPTIONS, ESTIMATES AND DATA THAT MAY BE INCORRECT OR IMPRECISE. ACCORDINGLY, ANY FORWARD-LOOKING STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE HEREIN DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES AND MAY NOT BE REALIZED. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY, AMONG OTHER THINGS, THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA" OR "ANTICIPATES," OR THE NEGATIVE THEREOF, OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY OR INTENTIONS.

RISKS RELATING TO ACQUISITION STRATEGY

    At December 28, 1996, QFC had 64 stores in the Seattle/Puget Sound region of the State of Washington. After giving effect to the Acquisitions and the anticipated divestiture of certain KUI stores, the Company will have a total of 140 stores in both the Seattle/Puget Sound region and in Southern California. Although Hughes' management is expected to remain intact and although QFC has recently added senior management, this significant increase in the size of the Company's operations after the Acquisitions will substantially increase the demands placed upon the Company's management, including demands resulting from the need to integrate the accounting systems, management information systems and other operations of Hughes and KUI with those of QFC. Failure to effectively integrate the operations of the acquired businesses with those of QFC could have a material adverse effect on the Company.

    A substantial portion of QFC's growth over the last several years has been attributable to acquisitions. Further, a principal component of the Company's strategy is to continue to grow profitably and in a controlled manner in both existing and new markets by acquiring new stores, acquiring other regional supermarket chains and remodeling newly-acquired and existing stores. The Company's future growth will be dependent upon a number of factors, including the Company's ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired businesses, expand its customer base at existing and acquired locations and obtain financing to support expansion. There can be no assurance that the Company will be successful in implementing its acquisition strategy, that growth will continue at historical levels or at all, or that any expansion will improve operating results, although in order to facilitate this phase of its development the Company has hired a new chief executive officer and a senior vice president for corporate development to pursue and integrate acquisitions at a holding company level, thus allowing current senior management to remain focused on existing operations. The failure to identify, acquire and integrate acquired businesses effectively could adversely affect the Company's operating prospects for future growth.

SUBSTANTIAL LEVERAGE

    Upon consummation of the Acquisitions and the Financings, the Company will be highly leveraged. As of September 7, 1996, on a pro forma basis after giving effect to the Acquisitions and the Financings and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" as if such transactions had occurred on such date, the Company and its consolidated subsidiaries would have had an aggregate of $432.7 million of outstanding consolidated indebtedness and consolidated shareholders' equity of $271.4 million. See "Capitalization." In addition, the Company intends to continue to seek to acquire additional supermarket chains and supermarkets and, to the extent that the Company acquires entities with existing debt or makes acquisitions which are financed with the proceeds from borrowings, the Company's outstanding indebtedness will increase, perhaps substantially.

    The Company's high degree of leverage could have important consequences to investors, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest (including borrowings under the New Credit Facility), which will expose the Company to the risk of increased interest rates; (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (v) the Company's substantial degree of leverage may limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business. See "Description of Certain Indebtedness."

ABILITY TO SERVICE DEBT

    The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which in turn will be subject to economic conditions and to financial, business and other factors beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance that the Company's operating results, cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom. In addition, because the Company's obligations under the New Credit Facility will bear interest at floating rates, an increase in interest rates could adversely affect, among other things, the Company's ability to meet its debt service obligations. The Company will be required to make scheduled principal payments under the New Credit Facility commencing in June 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

RESTRICTIVE DEBT COVENANTS; COMPLIANCE WITH DEBT INSTRUMENTS

    The New Credit Facility and the Indenture relating to the Notes (the "Indenture") will contain a number of significant covenants that, among other things, will restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, create liens on assets, enter into leases, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the New Credit Facility, the Company will be required to comply with specified financial ratios and tests, including an interest and rental expense coverage ratio, a total funded debt to EBITDA ratio, a senior funded debt to EBITDA ratio and a minimum net worth test. Moreover, a Change of Control (as defined in the Indenture relating to the Notes) and similar events will constitute events of default under the New Credit Facility. It is expected that the New Credit Facility will initially be secured by the capital stock of Holding Company, Hughes and KUI and that after the Reorganization (if it occurs), will be secured by the capital stock of Holding Company, QFC, Hughes and

KUI and the pledge of certain intercompany indebtedness. See "Description of Certain Indebtedness." Likewise, the instruments and agreements governing other indebtedness which the Company and its subsidiaries may incur in the future may also contain covenants restricting their activities or requiring compliance with specified financial ratios and tests.

    The Company's ability to remain in compliance with certain such agreements and covenants will depend upon its results of operations and may be affected by events beyond its control, including economic, financial and industry conditions. Accordingly, there can be no assurance that the Company will remain in compliance with such agreements and covenants. In the event of a default under the New Credit Facility or the Indenture or under instruments or agreements relating to any other indebtedness of the Company or its subsidiaries, the holders of such indebtedness generally will be able to declare all such indebtedness, together with accrued interest thereon, to be due and payable immediately and, in the case of collateralized indebtedness, to proceed against their collateral. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding thereunder to be due and payable pursuant to cross-default clauses. Moreover, upon the occurrence of an event of default under the New Credit Facility, the commitment of the lenders thereunder to make further extensions to the Company could be terminated. Accordingly, the occurrence of a default under any debt instrument could have a material adverse effect on the Company. See also "--Risks Relating to Santee Dairies" below.

    The Company anticipates that, if the Reorganization occurs, Holding Company will remain subject to the restrictive covenants and agreements to which it was subject, prior to the Reorganization, as a subsidiary of QFC. Likewise, the Company anticipates that, following the Reorganization, Holding Company will pledge the capital stock of QFC and Hughes and certain intercompany indebtedness as collateral for borrowings under the New Credit Facility. In addition, if the Reorganization occurs and Holding Company thereafter itself incurs indebtedness, the foregoing discussion would apply generally with respect to any such indebtedness of Holding Company.

GEOGRAPHIC CONCENTRATION

    All of QFC's and KUI's current stores are located in the Seattle/Puget Sound region of the State of Washington and, following the consummation of the Hughes Acquisition, a substantial percentage of the Company's business will be conducted in Southern California. Southern California began to experience a significant economic downturn in 1991, although management believes that the region has recently begun a recovery. A significant economic downturn in Southern California, or in the Seattle/Puget Sound region, in general, could have a material adverse effect on the Company. See "Business--Market Overview."

COMPETITION

    The supermarket industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores and the newer "alternative format" food stores, including warehouse-style stores, club stores, deep discount stores and "supercenters." Supermarket chains and other food retailers generally compete on the basis of location, quality of products, service, price, product variety and store condition. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions. Accordingly, price reductions necessary to respond to competitive pressures may from time to time adversely affect the Company's results of operations. Some of the Company's competitors have substantially greater financial and other resources than the Company and could use those resources to take steps which could adversely affect the Company's competitive position and results of operations. In that regard, during the fourth quarter of fiscal 1994 and through fiscal 1995, the Company experienced an unusually large number of new store openings and store remodelings by its competitors near its existing stores in the Seattle/Puget Sound region, which resulted in reduced sales in certain of the Company's stores. Fewer such openings occurred during fiscal 1996, although the Company anticipates several competitive openings during 1997 and thereafter, which could adversely affect the Company. The Company's ability to remain competitive in its markets will in part depend on its ability to remodel and update its stores in response to remodelings and new store openings by its competitors, which in turn will require the continued availability of financing. See "Business--Competition."

ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials (together, "Environmental Laws"). In particular, under applicable Environmental Laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its stores and the land on which its stores are situated, regardless of whether the Company leases or owns the stores or land in question and regardless of whether such environmental conditions were created by the Company or by a prior owner or tenant. Although the Company typically conducts a limited environmental review prior to acquiring or leasing new stores or raw land, there can be no assurance that environmental conditions relating to prior, existing or future stores or store sites (including those acquired or to be acquired in the Acquisitions) will not have a material adverse effect on the Company. See "Business-- Environmental Matters."

LABOR RELATIONS

    After giving effect to the Acquisitions, approximately 92% of the Company's employees will be unionized. While QFC believes that its relations with its employees are good and that the relationship among Hughes and KUI and their respective employees have been good, there can be no assurance that a labor dispute or disturbance will not occur in the future, which could have a material adverse effect on the Company. Immediately after the Acquisitions, approximately 2.5% of the Company's employees will be covered by collective bargaining agreements which expire, or are subject to renegotiation, at various times in 1997, including two labor contracts covering approximately 200 employees of Hughes which have expired and are under discussion with the applicable unions. There can be no assurance that new agreements will be reached on terms satisfactory to the Company or that labor costs will not increase, perhaps substantially, as a result thereof. See "Business--Employees and Labor Relations."

RESTRICTIONS ON PAYMENT OF DIVIDENDS

    The Company does not currently pay cash dividends on its Common Stock and presently intends to retain available funds to finance the growth and operations of its business. Subject to certain exceptions, it is expected that the New Credit Facility will restrict the payment of cash dividends on the Common Stock, and the Indenture to be entered into in connection with the Notes Offering will also restrict the making of certain payments, including cash dividends, by the Company on its Common Stock. See "Price Range of Common Stock and Dividend Policy" and "Description of Certain Indebtedness--New Credit Facility" and "--the Notes."

SHARES ELIGIBLE FOR FUTURE SALE

    After the Common Stock Offering and including the 904,646 shares of Common Stock issued in the KUI Acquisition, a total of 20,122,911 shares of Common Stock (20,797,911 shares, if the over-allotment options are exercised in full) will be outstanding. In addition, 2,156,282 shares of Common Stock are issuable upon the exercise of outstanding stock options pursuant to the Amended and Restated 1987 Incentive Stock Option Plan, the Directors Nonqualified Stock Option Plan and the 1993 Executive Stock Option Plan (the "Plans"). Of these shares, the Company has registered 1,751,611 shares under the Securities Act. The Company has also granted certain registration rights to certain investors covering an aggregate of 5,752,587 million shares. See "Shares Eligible For Future Sale." The Company, its executive officers and directors and Zell/Chilmark Fund L.P. ("Zell Chilmark") have agreed that, for a period of 90 days after the date hereof, they will not sell or otherwise dispose of any shares of Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, in each case subject to certain limited exceptions. However, no prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Underwriting."

RISKS RELATING TO SANTEE DAIRIES

    Hughes and Stater each own a 50% interest in Santee, which operates one of the largest dairy plants in Southern California. In order to provide a consistent source of milk, to accommodate expected expansion at both Hughes and Stater, and in order to contain costs, Santee has begun construction of a new dairy plant at an estimated total cost of approximately $100 million (including production equipment and capitalized interest and other costs) and negotiations are currently under way with certain parties to provide Santee with approximately $80 million of long-term financing to fund construction costs. As of the date hereof, the lending parties have agreed in principle to certain primary terms of such long-term financing, including the applicable interest rate. See "Description of Certain Indebtedness--Santee Dairies." However, there can be no assurance that Santee will be able to obtain this long-term financing on acceptable terms, or at all, and any failure to obtain such financing could delay construction of the dairy and could have a material adverse effect on the Company. In that regard, both Hughes and Stater may be required to provide credit support for any long-term financing which Santee may arrange or otherwise enter into agreements or arrangements intended to assure repayment of such indebtedness. Moreover, because the terms of the proposed long-term financing have not been finalized, there can be no assurance that the actual terms of any such financing will not differ materially from those described herein. As a result, investors will be subject to risks and uncertainties relating to such financing, including a risk that the definitive terms thereof may be materially more burdensome to the Company or Santee than those described herein.

    Although it is estimated that approximately 40% of the aggregate budgeted capital expenditures for the construction of the new dairy has been made, there can be no assurance that the new dairy can be completed in a timely manner or for the amount currently budgeted, that Santee will not experience delays or difficulties in the completion of construction of or the commencement of operations at the new dairy, or that the new dairy will perform in accordance with expectations. However, pursuant to the terms of the construction contract for the new dairy, the contractor and the subcontractors have warranted that for a period of two years they will correct, at their own expense, any work which proves to be defective in workmanship and materials. Any equipment incorporated into the new dairy at Santee's request is covered exclusively by the warranties of the manufacturers. Further, a surety company has posted a performance bond pursuant to which it has assumed the risk of delivering a plant meeting the contracted specifications. If, however, construction is delayed past April 1998 and Santee is required to remain a tenant at its existing dairy plant, Santee will become subject to an additional $164,000 per month in rent. Under the terms of the existing lease, Santee can request an extension of an additional five months, after which time the lease will terminate. Any termination of the lease at the existing dairy plant before the new plant is operational would require that the Company seek other suppliers of milk and similar products for its Hughes stores and could therefore have a material adverse effect on the Company. In addition, pursuant to an agreement with the City of Industry Urban-Development Agency in connection with the construction of the new dairy plant, Santee must complete construction of the new dairy plant by April 30, 1998 at a total value of at least $65 million. In the event the new dairy plant is not completed by such date, Santee will be become obligated to pay real property taxes based on the difference between the value of the dairy at April 30, 1998 and $65 million until the dairy is completed, or for a maximum of ten years.

    In addition, over the past four years, Santee's operations have generated net losses of approximately $6 million in the aggregate, primarily as a result of increased rent expense resulting from the expected early termination of the existing dairy lease and the accelerated depreciation of its leasehold interest and equipment at the existing dairy. Although it is believed that the new dairy, when fully operational, will lower Santee's costs of producing fluid milk and other products, there can be no assurance that this will occur or that these losses will not continue.

    Santee is party to the Santee Credit Facilities (as defined herein), is currently in default under certain of the financial covenants relating thereto, and is presently negotiating with its lender to extend the Santee Credit Facilities and to obtain appropriate waivers. Notwithstanding such default, its lender has allowed Santee to continue to borrow under the Santee Revolver (as defined herein) without a formal waiver. It is expected that all the Santee Credit Facilities will remain in place after the Hughes Acquisition except for the Santee Bridge Loan (as defined herein) which is expected to be replaced by long-term dairy financing, if and when obtained by Santee. See "Description of Certain Indebtedness--Santee Dairies." There can be no assurance that Santee will be able to comply with the covenants and other restrictions in its debt instruments in the future (including, without limitation, those imposed by any long-term dairy financing), and a default under those instruments generally would permit the lenders to accelerate the indebtedness thereunder and to proceed against any collateral pledged as security for that indebtedness, which could have a material adverse effect on the Company, particularly if the Company has provided credit support or entered into other agreements or arrangments intended to assure the repayment of Santee's indebtedness. In that regard, it is contemplated that any long-term financing obtained by Santee will be secured by certain of its assets, including real property, equipment and machinery, and will also be secured by the capital stock of Santee which is owned by Hughes and Stater.

    Hughes currently purchases substantially all of the fluid milk sold in its supermarkets from Santee. If the supply of milk from Santee were to be interrupted for a short period of time because of difficulties relating to the new dairy currently under construction or otherwise, then Hughes may be able to purchase milk for its stores from other suppliers, although at higher prices. However, because there would be a lack of a consistent source of supply, any long-term disruption could have a material adverse effect on the Company's results of operations. Pursuant to the anticipated terms of product purchase agreements expected to be entered into with Santee (the "Product Purchase Agreements"), each of Hughes and Stater will be obligated to purchase all of its fluid milk and other specified Santee-produced product requirements from Santee, subject to certain exceptions. However, as of January 31, 1997, no Product Purchase Agreements had been executed. Although such purchases are currently being made at below market prices, it is expected that the terms of the long-term financing for the new dairy will provide that each of Hughes and Stater will be required to pay increased prices to the extent that Santee's debt service ratio falls below a specified level. As a result, there can be no assurance that the prices paid by Hughes to Santee will not increase, perhaps substantially, which could have a material adverse effect on the Company. In calendar 1996, Stater purchased more than twice as much fluid milk from Santee than did Hughes. See "Description of Certain Indebtedness--Santee Dairies."

    As set forth under "Description of Certain Indebtedness--Santee Dairies," it is anticipated that (i) the Santee Notes and/or the Product Purchase Agreements will contain provisions requiring that the Company (or, if the proposed Reorganization is consummated, Parent) maintain a specified interest and rental expense coverage ratio and that each of Hughes and Stater maintain a specified consolidated tangible net worth and a specified fixed charge coverage ratio and (ii) the Santee Notes will contain customary events of default, including events of default triggered by the acceleration of debt of Holding Company and its consolidated subsidiaries aggregating $15 million, the acceleration of debt of Stater aggregating $10 million, a default by Hughes in respect of its indebtedness (excluding its guarantees of indebtedness of Holding Company and its consolidated subsidiaries) aggregating $7.5 million, and a default under certain provisions of the Product Purchase Agreements. If Stater were to so default, or if indebtedness of Stater in such amount were to be accelerated, such noncompliance or acceleration could result in the acceleration of the Santee Notes. As a result, such acceleration may be triggered by events relating to Stater over which Hughes and Santee have no control and could have a material adverse effect on the Company.

    The ability of Santee to meet its debt service and other obligations will require, among other things, the continued purchase of milk and other products by Stater. The failure by Stater to fully perform its obligations to Santee (including its obligations to purchase products and maintain compliance with various financial and other covenants) could, among other things, require that the Company provide funds to Santee to cover any shortfall, which could have a material adverse effect on the Company. Moreover, there can be no assurance that the Company would be able to provide funds to cover any such shortfall which could result in a default under any long-term dairy financing which would generally entitle the lenders thereunder to accelerate such indebtedness and to foreclose upon the collateral for such indebtedness.

CHANGE IN STATE OF INCORPORATION FOLLOWING THE PROPOSED REORGANIZATION

    QFC is a Washington corporation. If the proposed Reorganization occurs as planned, holders of the Company's Common Stock (including investors purchasing shares in the Common Stock Offering) will generally become holders of common stock of Parent, which is a Delaware corporation. Accordingly, if the proposed Reorganization occurs, matters relating to stockholders' rights, corporate governance and similar matters generally will be governed by Delaware law rather than Washington law, and no assurance can be given that Delaware law with respect to these matters will not be less favorable to shareholders than Washington law.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock of QFC is traded on The Nasdaq National Market under the symbol "QFCI." Presented below are quarterly high and low last reported sale prices for QFC's Common Stock. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

                                                                                HIGH             LOW
                                                                              ---------        -------
FISCAL 1994
First Quarter...............................................................  $  25 1/4  $      21  3/4
Second Quarter..............................................................         24         19  1/2
Third Quarter...............................................................     24 3/4         21  1/2
Fourth Quarter..............................................................     24 1/4         19

FISCAL 1995
First Quarter...............................................................  $  24 1/2  $      21  1/4
Second Quarter..............................................................     22 1/4         19
Third Quarter...............................................................     26 3/4         19  1/2
Fourth Quarter..............................................................     22 1/2         19  1/2

FISCAL 1996
First Quarter...............................................................  $  23 1/4  $      20  1/4
Second Quarter..............................................................     29 1/4         22  1/4
Third Quarter...............................................................     31 1/2         25  1/2
Fourth Quarter..............................................................     39 1/2         30  1/16

FISCAL 1997
First Quarter (through February 14, 1997)...................................  $  42 1/4  $      33  3/4

    QFC had approximately 2,660 shareholders of record as of January 31, 1997.

    The Company currently does not pay cash dividends on its Common Stock and presently intends to retain available funds to finance the growth and operations of its business. Subject to certain exceptions, the New Credit Facility will restrict the payment of cash dividends on the Common Stock, and the Indenture to be entered into in connection with the Notes Offering will also restrict the making of certain payments, including cash dividends, by the Company on its Common Stock. See "Description of Certain Indebtedness." In February 1995, QFC paid a cash dividend of $.05 per share, or an aggregate of $1.0 million, to its shareholders, but subsequently discontinued the payment of dividends as the result of prohibitions set forth in the Current Credit Facility. During 1994, QFC paid quarterly cash dividends of $.05 per share for an annual rate of $.20 per share, or an aggregate of $3.9 million for the year.

    QFC has applied to have its Common Stock listed on the New York Stock Exchange.

                                THE ACQUISITIONS

    The statements made under this heading relating to the Hughes Acquisition are summaries of the agreements described herein, do not purport to be complete and are qualified in their entirety by reference to such agreements.

HUGHES MARKETS, INC.

    HUGHES MERGER AGREEMENT. QFC, QHI Acquisition Corporation ("QHI"), a California corporation and as of the date hereof, a wholly-owned subsidiary of QFC, and Hughes Markets, Inc. ("Hughes"), a California corporation, entered into an Agreement and Plan of Merger, dated as of November 20, 1996 (the "Hughes Merger Agreement"), pursuant to which QHI will be merged with and into Hughes (the "Hughes Acquisition"), with Hughes continuing as the surviving corporation. The aggregate consideration to be paid for all outstanding shares of common stock of Hughes will be approximately $358.8 million (the "Hughes Purchase Price") and will be subject to increase for each week that the Hughes Acquisition is delayed past a certain deadline because of a delay in obtaining the financing for the Hughes Acquisition, subject to certain exceptions. In lieu of calling and convening a meeting of its shareholders, Hughes has obtained the written consent of the requisite majority of its shareholders for approval of the Hughes Merger Agreement and the transactions contemplated thereby.

    The respective obligations of QFC and Hughes to effect the Hughes Acquisition are subject to the satisfaction of certain conditions, including but not limited to (i) the termination or expiration of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (ii) the absence of any judicial order or legal restraint preventing the consummation of the Hughes Acquisition. The obligations of QFC to effect the Hughes Acquisition are further conditioned on, among others: (i) the execution and delivery in a form reasonably satisfactory to QFC of all material agreements, and all revisions, amendments and modifications thereto, relating to the construction by Santee, currently a 50% owned affiliate of Hughes, of a new dairy plant (such agreements, as revised, amended or otherwise modified, the "Santee Agreements"); (ii) the total capital cost of constructing Santee's new plant not exceeding specified limits; and (iii) there not having occurred and be continuing for at least ten consecutive trading days (x) a decline of 20% or more in the Dow Jones Average of Industrial Stocks from the November 20, 1996 closing level, (y) an increase of the yield on the ten year U.S. Treasury notes to 8.50% per annum or higher or (z) a similar material disruption in the capital markets which makes it impracticable for QFC to obtain the necessary financing for the Hughes Acquisition. Except to the extent set forth above in clause
(iii), QFC's obligations to consummate the Hughes Acquisition pursuant to the Hughes Merger Agreement are not conditioned upon its ability to raise sufficient funds to do so. The waiting period under the HSR Act expired on January 30, 1997.

    The Hughes Merger Agreement contains customary representations, warranties and covenants and provides for termination prior to closing under certain circumstances. If the Hughes Merger Agreement is terminated (i) by mutual consent of the parties, (ii) by either QFC or Hughes because the shareholders of Hughes have not approved the Hughes Acquisition, or (iii) by QFC because (x) the Board of Directors of Hughes withdraws its recommendation of the Hughes Acquisition or recommends the acquisition of control of Hughes by a party other than QFC or any of its subsidiaries (such party, a "Third Party" and such acquisition, a "Third Party Acquisition"), (y) a Third Party acquires more than 25% of the common stock of Hughes or (z) any of the Principal Shareholders (as defined below) breaches any representation, warranty or covenant in the Principal Shareholders Agreement (as defined below), and within 12 months Hughes effects a Third Party Acquisition, then Hughes will pay to QFC a fee in the amount of $7.2 million.

    PRINCIPAL SHAREHOLDERS AGREEMENT. Pursuant to the agreement, dated as of November 20, 1996, by and among QFC and certain shareholders of Hughes who hold approximately 91% of the common stock of Hughes (such shareholders, the "Principal Shareholders"; such agreement, the "Principal Shareholders Agreement"), the Principal Shareholders have agreed, among other things, (i) to give their written consent to the Hughes Acquisition, to the execution and delivery by Hughes of the Hughes Merger Agreement and the approval of the terms thereof and to each of the other actions contemplated thereby and by the Principal Shareholders Agreement; (ii) to vote all of their shares in favor of the Hughes Merger Agreement and the transactions contemplated thereby at any meeting of shareholders; and (iii) not to enter into any agreement to vote or to give their written consent or any instructions inconsistent with clauses (i) or (ii). The written consents of all Principal Shareholders approving the Hughes Merger Agreement and the transactions contemplated thereby were delivered to QFC on November 25, 1996.

    SANTEE DAIRIES. Hughes and Stater are co-owners of Santee, which operates one of the largest dairy plants in California. Prior to November 1996, Santee was a 51%-owned subsidiary of Hughes, and the accounts of Santee were included in the consolidated financial statements of Hughes. In November 1996, Hughes sold a 1% interest in Santee to Stater (which previously owned 49% of Santee), resulting in (i) Hughes and Stater each becoming 50% owners of Santee and (ii) Santee ceasing to be a consolidated subsidiary of Hughes. See "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Risk Factors--Risks Relating to Santee Dairies," "Business--Hughes Markets, Inc.--Santee Dairies" and "Description of Certain Indebtedness--Santee Dairies."

KEITH UDDENBERG, INC.

    On February 14, 1997, QFC acquired Keith Uddenberg, Inc. for approximately $35.3 million in cash and 904,646 shares of Common Stock. The cash portion of the purchase price was financed, and approximately $24.3 million of then-existing KUI indebtedness was refinanced, with borrowings under QFC's Current Credit Facility. Prior to the KUI Acquisition, Keith Uddenberg, Inc. distributed to its shareholders, in a "spin-off" transaction, certain property, including assets and liabilities unrelated to its grocery store business, real estate owned by it and one grocery store. In addition, at the time of the KUI Acquisition QFC entered into an Investors Rights Agreement granting to the former KUI shareholders certain demand and piggyback registration rights. See "Shares Eligible For Future Sale."

FINANCING

    The Company will require approximately $583.9 million in cash to: (i) finance the Hughes Acquisition, (ii) refinance QFC's bank indebtedness (including the $59.6 million of indebtedness incurred in connection with the KUI Acquisition) and (iii) pay fees and expenses. Such funds are expected to be provided by: (i) the proceeds from the Common Stock Offering, (ii) the proceeds from the Notes Offering and (iii) borrowings by the Company under an amended and restated $275 million term loan facility (the "Term Loan Facility"). See "Use of Proceeds" and "Description of Certain Indebtedness."

    The following table sets forth the sources and uses of funds in connection with the transactions described above.

                                                                                  AMOUNT
                                                                            -------------------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
SOURCES:
  The Common Stock Offering(1)............................................       $   180.0
  The Notes Offering(2)...................................................           125.0
  Term Loan Facility......................................................           275.0
  Available cash..........................................................             3.9
                                                                                   -------
    Total Sources.........................................................       $   583.9
                                                                                   -------
                                                                                   -------
USES:
  Hughes purchase price...................................................       $   358.8
  Refinancing of QFC bank debt(3).........................................           209.6
  Estimated fees and expenses.............................................            15.5
                                                                                   -------
    Total Uses............................................................       $   583.9
                                                                                   -------
                                                                                   -------

------------------------

(1) Represents gross proceeds from the sale of 4.5 million shares at an assumed price of $40 per share.

(2) Represents gross proceeds from the Notes Offering.

(3) Includes $59.6 million of indebtedness incurred under the Current Credit Facility to pay the $35.3 million cash portion of the KUI purchase price and to refinance $24.3 million of previously existing KUI indebtedness.

                          THE PROPOSED REORGANIZATION

    Following consummation of the Hughes Acquisition, the Company intends to seek shareholder approval to change its corporate structure (the "Reorganization"). Subject to obtaining such shareholder approval, upon consummation of the Reorganization, KUI will remain a subsidiary of QFC, and each of QFC and Hughes will become a subsidiary of Quality Food Holdings, Inc., a Delaware corporation ("Holding Company"), which in turn will be a subsidiary of Quality Food, Inc., a Delaware corporation ("Parent"), and the current shareholders of QFC will thereupon generally become shareholders of Parent. Parent and Holding Company are both currently subsidiaries of QFC.

    The Reorganization is intended to facilitate the Company's strategy of becoming a leading multi-regional operator of premium supermarkets. In order to facilitate this phase of the Company's development, the Company has hired a new chief executive officer, Christopher A. Sinclair, to pursue and integrate acquisitions at a holding company level, thus allowing current senior management to remain focused on existing operations. If the Reorganization is consummated, Mr. Sinclair will be the chief executive officer of Parent and Holding Company, while Dan Kourkoumelis will remain chief executive officer at QFC in charge of the Company's Seattle/Puget Sound operations. Mr. Sinclair will be assisted by a new senior vice president for corporate development. Roger Hughes will remain chief executive officer at Hughes. See "Management."

    The following charts depict the organizational structure of the Company: (i) at closing of the Hughes Acquisition and the Financings and (ii) immediately following the proposed Reorganization.

                                     [LOGO]

                                     [LOGO]

                                USE OF PROCEEDS

    The Company intends to use: (i) all of the $180 million of gross proceeds from the Common Stock Offering (approximately $207 million if the overallotment options are exercised in full, in each case assuming a public offering price of $40 per share), (ii) all of the $125 million of gross proceeds from the Notes Offering, (iii) $275 million of borrowings under the Term Loan Facility and (iv) available cash of $3.9 million to pay the $358.8 million Hughes purchase price, to refinance an estimated $209.6 million of QFC bank indebtedness which is anticipated to be outstanding at the time of the Financings (including $59.6 million of indebtedness incurred in connection with the KUI Acquisition) and to pay an estimated $15.5 million in fees and expenses.

    Amounts presently outstanding under the Current Credit Facility accrue interest at a rate of LIBOR plus 1.25% per annum. The approximately $24.3 million of previously existing debt at KUI, which was refinanced with the proceeds of borrowings under the Current Credit Facility and which will be refinanced at the Closing with borrowings under the Term Loan Facility, accrued interest at a weighted average rate of 7.26% per annum.

                                 CAPITALIZATION

    The following table sets forth (i) the historical cash and cash equivalents and capitalization of QFC at September 7, 1996 and (ii) the pro forma cash and cash equivalents and pro forma capitalization of the Company and its consolidated subsidiaries at September 7, 1996, after giving pro forma effect to the Acquisitions and the Financings and the application of the estimated net proceeds therefrom as described under "Use of Proceeds". The following pro forma data assume that the public offering price of the Common Stock in the Common Stock Offering is $40 per share, and do not purport to be indicative of the actual cash and cash equivalents or capitalization that would have occurred had the transactions and events reflected therein in fact occurred on the dates specified. This table should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of QFC, Hughes and KUI and related notes thereto included or incorporated by reference herein.

                                                                        AT SEPTEMBER 7, 1996
                                                                       -----------------------
                                                                         ACTUAL     PRO FORMA
                                                                       ----------  -----------

                                                                       (DOLLARS IN THOUSANDS)
Cash and Cash Equivalents............................................  $   11,570  $    19,904
                                                                       ----------  -----------
                                                                       ----------  -----------
Total Debt (including current portion):
  Revolving Credit Facility..........................................  $   10,000  $   --     (1)
  Term Loan Facility.................................................     140,000      275,000
  Senior Subordinated Notes due 2007.................................      --          125,000
  Other Debt.........................................................      --           32,731(2)
                                                                       ----------  -----------
    Total Debt.......................................................     150,000      432,731(3)
Shareholders' Equity:
  Common Stock, $.001 par value, at stated value-- 60,000,000 shares authorized; 14,579,000 shares issued and outstanding; 19,983,646
    shares issued and outstanding pro forma(3).......................      31,176      238,136
  Retained Earnings..................................................      33,231       33,231
                                                                       ----------  -----------
    Total Shareholders' Equity.......................................      64,407      271,367
                                                                       ----------  -----------
Total Capitalization.................................................  $  214,407  $   704,098
                                                                       ----------  -----------
                                                                       ----------  -----------

------------------------

(1) On a pro forma basis, the Company would have had $125 million of availability under an amended and restated $125 million revolving credit facility (the "Revolving Credit Facility") (less amounts allocated to letters of credit) and $200 million of availability under the Acquisition Facility. See "Description of Certain Indebtedness--New Credit Facility."

(2) Represents $25.5 million of capitalized leases and $7.2 million of other indebtedness which will be acquired in connection with the Hughes Acquisition.

(3) Pro forma data includes the 904,646 shares issued in the KUI Acquisition and the expected issuance of 4,500,000 shares of Common Stock in the Common Stock Offering and excludes 2,156,282 shares issuable upon the exercise of outstanding stock options. See "Shares Eligible For Future Sale."

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed consolidated financial statements (the "Pro Forma Financial Statements") are based on historical financial statements of QFC, Hughes, and KUI and have been prepared to illustrate the effects of the Acquisitions and other related transactions described below and the assumed financing therefor.

    The unaudited pro forma condensed consolidated statement of earnings for the year ended December 30, 1995 gives effect to each of the following transactions as if such transactions had been completed as of January 1, 1995: (i) the Hughes Acquisition and certain related transactions; (ii) Hughes' sale to Stater in November 1996 of a 1% equity interest in Santee, which, prior to that sale, was a 51%-owned subsidiary of Hughes, resulting in Santee ceasing to be a consolidated subsidiary of Hughes; (iii) KUI's spin off of certain assets and liabilities, primarily related to non-grocery operations, prior to the KUI Acquisition; (iv) the KUI Acquisition and certain related transactions; (v) the application of the estimated net proceeds from the Common Stock Offering and the Notes Offering (the "Offerings") and borrowings under the New Credit Facility to finance the Hughes Acquisition and to refinance bank debt of QFC expected to be outstanding at the time of the Closing (including indebtedness which was incurred in connection with the KUI Acquisition); and (vi) QFC's proposed divestiture of five recently acquired KUI stores. The unaudited pro forma condensed consolidated statement of earnings for the 36 weeks ended September 7, 1996 gives effect to the transactions described above as if such transactions had been completed as of December 31, 1995. The unaudited pro forma condensed consolidated statement of earnings for the 52 weeks ended September 7, 1996 gives effect to the transactions described above as if such transactions had been completed as of September 10, 1995. The unaudited pro forma condensed consolidated balance sheet as of September 7, 1996 gives effect to the transactions described above as if such transactions had been completed as of that date. The effect of the proposed divestiture of five recently acquired KUI stores is reflected in the pro forma balance sheet as assets held for sale.

    The Hughes Acquisition and KUI Acquisition will be accounted for using the purchase method of accounting. The total purchase price of each of the Acquisitions will be allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values. The allocation of each of the aggregate purchase prices reflected in the Pro Forma Financial Statements is preliminary and is subject to adjustment, upon the receipt of, among other things, certain appraisals of the acquired assets and liabilities.

    The Pro Forma Financial Statements do not purport to present the actual financial position or results of operations that would have occurred had the transactions and events reflected therein in fact occurred on the dates specified, nor do they purport to be indicative of the results of operations or financial condition that may be achieved in the future. The Company anticipates that the Acquisitions will result in certain synergies and economies of scale resulting from, among other things, reduction in administrative costs and enhanced buying power. However, none of these anticipated benefits is reflected in the Pro Forma Financial Statements and there can be no assurance that they will be realized. The Pro Forma Financial Statements are based on certain assumptions and adjustments described in the notes hereto and should be read in conjunction therewith. In particular, the Pro Forma Financial Statements assume that the Hughes Acquisition will be financed, and bank debt of QFC expected to be outstanding at the time of the Closing (including indebtedness which was incurred in connection with the KUI Acquisition) will be refinanced, with proceeds from the Offerings and borrowings under the New Credit Facility. The ability of QFC to obtain funds from these sources will be dependent upon market conditions, and there can be no assurance as to the actual number of shares which may be issued or the price which QFC will receive for such shares, or as to the aggregate principal amount of Notes which may be so issued or the interest rate thereon. Likewise, the availability of borrowings will require that QFC enter into the New Credit Facility, which it is currently negotiating with its bank group. Accordingly, the actual terms of any debt and equity financing may differ from the assumed terms reflected in the Pro Forma Financial Statements.

    In addition, the pro forma condensed consolidated statements of earnings reflect QFC's proposed divestiture of five of the stores recently acquired in the KUI Acquisition. QFC believes, based upon past experience in selling stores, that it will be able to dispose of these stores, although it has not entered into any definitive agreements for that purpose. Accordingly, there can be no assurance as to the actual sales proceeds which may be received by the Company therefor or when those stores may be sold. In addition, QFC anticipates that it will make capital expenditures of approximately $22 million through 1998 in order to convert certain KUI stores, expected to be retained following the KUI Acquisition, to the QFC format; such capital expenditures are not reflected in the Pro Forma Financial Statements.

    The Pro Forma Financial Statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein, the historical financial statements and notes thereto of QFC, the historical consolidated financial statements and notes thereto of Hughes, and the historical financial statements and notes thereto of KUI, all of which are included or incorporated by reference herein.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 7, 1996
                                 (IN THOUSANDS)

                                                 HISTORICAL    HISTORICAL                                  HISTORICAL
                                                    QFC          HUGHES        HUGHES PRO                      KUI
                                                SEPTEMBER 7,  SEPTEMBER 29,      FORMA         HUGHES     SEPTEMBER 28,
                                                  1996(A)        1996(A)     ADJUSTMENTS(B)   PRO FORMA      1996(A)
                                                ------------  -------------  --------------  -----------  -------------
                    ASSETS
  Current assets:
  Cash & cash equivalents.....................   $   11,570    $    10,454     $      (19)    $  10,435     $   1,865
  Accounts receivable.........................        9,655         18,175        (10,437)        7,738         5,190
  Inventories.................................       35,670         53,966         (4,290)       49,676        11,523
  Prepaid expenses............................        6,442          9,291         (1,727)        7,564           281
                                                ------------  -------------  --------------  -----------  -------------
      TOTAL CURRENT ASSETS....................       63,337         91,886        (16,473)       75,413        18,859
  Investment in subsidiary....................                                      8,649         8,649
  Properties
  Land........................................       15,025         43,913         (6,392)       37,521         2,415
  Buildings, fixtures and equipment...........      152,331        221,182        (32,976)      188,206        50,728
  Leasehold improvements......................       43,084         48,385                       48,385         2,576
  Construction in progress....................        6,927         11,871        (11,871)                      4,017
                                                ------------  -------------  --------------  -----------  -------------
                                                    217,367        325,351        (51,239)      274,112        59,736
  Accumulated depreciation and amortization...      (59,878)      (131,478)        24,597      (106,881)      (29,531)
                                                ------------  -------------  --------------  -----------  -------------
                                                    157,489        193,873        (26,642)      167,231        30,205
  Property under capital leases...............                      19,500                       19,500
  Assets held for sale........................
  Leasehold interest..........................       27,382          4,946           (464)        4,482
  Real estate held for investment.............        5,888                                                       865
  Goodwill....................................       33,857
  Other assets................................        5,657          5,504           (438)        5,066         7,248
                                                ------------  -------------  --------------  -----------  -------------
      TOTAL ASSETS............................   $  293,610    $   315,709     $  (35,368)    $ 280,341     $  57,177
                                                ------------  -------------  --------------  -----------  -------------
                                                ------------  -------------  --------------  -----------  -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
  Accounts payable............................   $   33,414    $    53,678     $  (12,694)    $  40,984     $  14,496
  Accrued liabilities.........................       27,926         39,893         (5,716)       34,177         4,893
  Current portion long term debt..............       18,900          9,204         (5,000)        4,204         2,662
  Current portion capital lease obligation....                         559                          559
                                                ------------  -------------  --------------  -----------  -------------
      TOTAL CURRENT LIABILITIES...............       80,240        103,334        (23,410)       79,924        22,051
  Deferred income taxes.......................       11,735          8,644           (169)        8,475
  Other liabilities...........................        6,128          6,623         (3,420)        3,203         4,168
  Long term debt..............................      131,100          3,044                        3,044        23,621
  Capital lease obligation....................                      24,924                       24,924
  Preferred stock dividend....................                                                                  3,328
  Minority interest...........................                       8,369         (8,369)
  Shareholders' equity........................       64,407        160,771                      160,771         4,009
                                                ------------  -------------  --------------  -----------  -------------
      TOTAL LIABILITIES & SHAREHOLDERS'
        EQUITY................................   $  293,610    $   315,709     $  (35,368)    $ 280,341     $  57,177
                                                ------------  -------------  --------------  -----------  -------------
                                                ------------  -------------  --------------  -----------  -------------

                                                                                 PRO FORMA
                                                                              ADJUSTMENTS FOR   QFC/HUGHES/KUI
                                                      KUI                      ACQUISITIONS      CONSOLIDATED
                                                   PRO FORMA         KUI            AND           PRO FORMA
                                                ADJUSTMENTS(C)    PRO FORMA    OFFERINGS(D)     (AS ADJUSTED)
                                                ---------------  -----------  ---------------  ----------------
                    ASSETS
  Current assets:
  Cash & cash equivalents.....................     $  --          $   1,865     $    (3,966)(d)    $   19,904
  Accounts receivable.........................          (150)         5,040                           22,433
  Inventories.................................        (2,060)         9,463          23,866(h)       115,175
                                                                                     (3,500)(m)
  Prepaid expenses............................            (7)           274                           14,280
                                                     -------     -----------  ---------------  ----------------
      TOTAL CURRENT ASSETS....................        (2,217)        16,642          16,400          171,792
  Investment in subsidiary....................                                       (2,500)(n)         6,149
  Properties
  Land........................................          (675)         1,740           3,000(i)        57,286
  Buildings, fixtures and equipment...........        (3,361)        47,367          20,000(i)       401,804
                                                                                     (6,100)(m)
  Leasehold improvements......................          (155)         2,421                           93,890
  Construction in progress....................                        4,017                           10,944
                                                     -------     -----------  ---------------  ----------------
                                                      (4,191)        55,545          16,900          563,924
  Accumulated depreciation and amortization...         2,129        (27,402)                        (194,161)
                                                     -------     -----------  ---------------  ----------------
                                                      (2,062)        28,143          16,900          369,763
  Property under capital leases...............                                                        19,500
  Assets held for sale........................                                        9,600(m)         9,600
  Leasehold interest..........................                                       75,000(j)       106,864
  Real estate held for investment.............          (865)                                          5,888
  Goodwill....................................                                      136,625(k)       172,982
                                                                                      2,500(n)
  Other assets................................          (183)         7,065           5,930(l)        30,218
                                                                                      6,500(d)
                                                     -------     -----------  ---------------  ----------------
      TOTAL ASSETS............................     $  (5,327)     $  51,850     $   266,955       $  892,756
                                                     -------     -----------  ---------------  ----------------
                                                     -------     -----------  ---------------  ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
  Accounts payable............................     $    (917)     $  13,579     $   --            $   87,977
  Accrued liabilities.........................           (24)         4,869                           66,972
  Current portion long term debt..............                        2,662         (21,562)(d)         4,204
  Current portion capital lease obligation....                                                           559
                                                     -------     -----------  ---------------  ----------------
      TOTAL CURRENT LIABILITIES...............          (941)        21,110         (21,562)         159,712
  Deferred income taxes.......................                                                        20,210
  Other liabilities...........................                        4,168                           13,499
  Long term debt..............................        (2,000)        21,621         247,279(d)       403,044
  Capital lease obligation....................                                                        24,924
  Preferred stock dividend....................        (3,328)
  Minority interest...........................
  Shareholders' equity........................           942          4,951        (165,722)(g)       271,367
                                                                                    171,000(e)
                                                                                     35,960(f)
                                                     -------     -----------  ---------------  ----------------
      TOTAL LIABILITIES & SHAREHOLDERS'
        EQUITY................................     $  (5,327)     $  51,850     $   266,955       $  892,756
                                                     -------     -----------  ---------------  ----------------
                                                     -------     -----------  ---------------  ----------------

              UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
            OF EARNINGS FOR THE FISCAL YEAR ENDED DECEMBER 30, 1995
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                             HISTORICAL
                                         HISTORICAL QFC        HUGHES                                     HISTORICAL KUI
                                          FISCAL YEAR       FISCAL YEAR                                    FISCAL YEAR
                                             ENDED             ENDED            HUGHES                        ENDED
                                          DECEMBER 30,        MARCH 3,        PRO FORMA     HUGHES PRO     DECEMBER 30,
                                            1995(A)           1996(A)       ADJUSTMENTS(B)     FORMA         1995(A)
                                        ----------------  ----------------  --------------  -----------  ----------------
Sales.................................     $  729,856        $1,147,447       $ (161,678)    $ 985,769      $  319,141
Cost of sales and related occupancy
  expenses............................        550,434           901,951         (139,446)      762,505         250,823
Marketing, general, and administrative
  expenses............................        136,644           215,234          (24,008)      191,226          70,441
                                        ----------------  ----------------  --------------  -----------  ----------------
Operating income (loss)...............         42,778            30,262            1,776        32,038          (2,123)
Interest income.......................            501             1,272             (602)          670              79
Interest expense......................         (9,639)           (4,335)              50        (4,285)         (1,939)
Other income (expense)................         (1,400)(r)                                                        2,066
                                        ----------------  ----------------  --------------  -----------  ----------------
Earnings before income taxes..........         32,240            27,199            1,224        28,423          (1,917)
Total taxes on income.................         12,023            11,382              471        11,853            (674)
                                        ----------------  ----------------  --------------  -----------  ----------------
Income before minority interest.......         20,217            15,817              753        16,570          (1,243)
                                        ----------------  ----------------  --------------  -----------  ----------------
Equity losses.........................                                              (384)         (384)
Minority interest in subsidiary
  loss................................                              369             (369)
                                        ----------------  ----------------  --------------  -----------  ----------------
Net earnings (loss)...................     $   20,217        $   16,186       $   --         $  16,186      $   (1,243)
                                        ----------------  ----------------  --------------  -----------  ----------------
                                        ----------------  ----------------  --------------  -----------  ----------------
Earnings per share(t).................     $     1.28
Weighted average shares outstanding...         15,830
EBITDA (s)............................     $   59,567        $   42,440       $   (1,077)    $  41,363      $    3,409


                                                                        PRO FORMA
                                                                     ADJUSTMENTS FOR   QFC/HUGHES/KUI
                                                                      ACQUISITIONS      CONSOLIDATED
                                        KUI PRO FORMA       KUI            AND           PRO FORMA
                                        ADJUSTMENTS(C)   PRO FORMA    OFFERINGS(D)     (AS ADJUSTED)
                                        --------------  -----------  ---------------  ----------------
Sales.................................    $  (12,761)    $ 306,380      $ (36,287)(m)   $  1,985,718
Cost of sales and related occupancy
  expenses............................       (11,405)      239,418        (29,936)(m)      1,522,421
Marketing, general, and administrative
  expenses............................        (2,793)       67,648         (9,379)(m)        393,451
                                                                            7,312(o)
                                        --------------  -----------  ---------------  ----------------
Operating income (loss)...............         1,437          (686)        (4,284)            69,846
Interest income.......................                          79                             1,250
Interest expense......................                      (1,939)       (19,923)(p)        (35,786)
Other income (expense)................          (522)        1,544                               144
                                        --------------  -----------  ---------------  ----------------
Earnings before income taxes..........           915        (1,002)       (24,207)            35,454
Total taxes on income.................           311          (363)        (6,420)(q)         17,093
                                        --------------  -----------  ---------------  ----------------
Income before minority interest.......           604          (639)       (17,787)            18,361
                                        --------------  -----------  ---------------  ----------------
Equity losses.........................                                                          (384)
Minority interest in subsidiary
  loss................................
                                        --------------  -----------  ---------------  ----------------
Net earnings (loss)...................    $      604     $    (639)     $ (17,787)      $     17,977
                                        --------------  -----------  ---------------  ----------------
                                        --------------  -----------  ---------------  ----------------
Earnings per share(t).................                                                  $       0.85
Weighted average shares outstanding...                                      5,405 (e)(f         21,235
EBITDA (s)............................    $      706     $   4,115      $   2,408       $    107,453

              UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS FOR THE 36 WEEKS ENDED SEPTEMBER 7, 1996
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                  HISTORICAL      HISTORICAL                                   HISTORICAL
                                                     QFC            HUGHES                                        KUI
                                                36 WEEKS ENDED  9 MONTHS ENDED      HUGHES                   39 WEEKS ENDED
                                                 SEPTEMBER 7,   SEPTEMBER 29,     PRO FORMA       HUGHES     SEPTEMBER 28,
                                                   1996(A)         1996(A)      ADJUSTMENTS(B)   PRO FORMA      1996(A)
                                                --------------  --------------  --------------  -----------  --------------
Sales.........................................    $  547,166      $  884,734      $ (128,659)    $ 756,075     $  257,537
Cost of sales and related occupancy
  expenses....................................       410,549         686,621        (112,781)      573,840        199,675
Marketing, general, and administrative
  expenses....................................       103,850         172,730         (19,163)      153,567         54,539
                                                --------------  --------------  --------------  -----------  --------------
Operating income (loss).......................        32,767          25,383           3,285        28,668          3,323
Interest income...............................           301             848            (316)          532             20
Interest expense..............................        (6,901)         (2,822)            116        (2,706)        (1,291)
Other income (expense)........................                                                                        605
                                                --------------  --------------  --------------  -----------  --------------
Earnings before income taxes..................        26,167          23,409           3,085        26,494          2,657
Total taxes on income.........................         9,372          10,846             356        11,202            926
                                                --------------  --------------  --------------  -----------  --------------
Income before minority interest...............        16,795          12,563           2,729        15,292          1,731
                                                --------------  --------------  --------------  -----------  --------------
Equity losses.................................                                        (1,391)       (1,391)
Minority interest in subsidiary loss..........                         1,338          (1,338)
                                                --------------  --------------  --------------  -----------  --------------
Net earnings..................................    $   16,795      $   13,901      $   --         $  13,901     $    1,731
                                                --------------  --------------  --------------  -----------  --------------
                                                --------------  --------------  --------------  -----------  --------------

Earnings per share(t).........................    $     1.14
Weighted average shares outstanding...........        14,766

EBITDA(s).....................................    $   46,566      $   37,480      $      665     $  38,145     $    6,227

                                                                                 PRO FORMA
                                                                                ADJUSTMENTS
                                                                                    FOR         QFC/HUGHES/KUI
                                                      KUI                      ACQUISITIONS      CONSOLIDATED
                                                   PRO FORMA         KUI            AND           PRO FORMA
                                                ADJUSTMENTS(C)    PRO FORMA    OFFERINGS(D)     (AS ADJUSTED)
                                                ---------------  -----------  ---------------  ----------------
Sales.........................................     $  (9,292)     $ 248,245      $ (32,486)(m)   $  1,519,000
Cost of sales and related occupancy
  expenses....................................        (8,360)       191,315        (26,516)(m)      1,149,188
Marketing, general, and administrative
  expenses....................................        (2,026)        52,513         (7,982)(m)        307,432
                                                                                     5,484(o)
                                                     -------     -----------  ---------------  ----------------
Operating income (loss).......................         1,094          4,417         (3,472)            62,380
Interest income...............................                           20                               853
Interest expense..............................                       (1,291)       (15,434) (p)        (26,332)
Other income (expense)........................          (381)           224                               224
                                                     -------     -----------  ---------------  ----------------
Earnings before income taxes..................           713          3,370        (18,906)            37,125
Total taxes on income.........................           242          1,168         (5,100)(q)         16,642
                                                     -------     -----------  ---------------  ----------------
Income before minority interest...............           471          2,202        (13,806)            20,483
                                                     -------     -----------  ---------------  ----------------
Equity losses.................................                                                         (1,391)
Minority interest in subsidiary loss..........
                                                     -------     -----------  ---------------  ----------------
Net earnings..................................     $     471      $   2,202      $ (13,806)      $     19,092
                                                     -------     -----------  ---------------  ----------------
                                                     -------     -----------  ---------------  ----------------
Earnings per share(t).........................                                                   $       0.95
Weighted average shares outstanding...........                                       5,405 (e)(f         20,171
EBITDA(s).....................................     $     569      $   6,796      $   1,345       $     92,852

              UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS FOR THE 52 WEEKS ENDED SEPTEMBER 7, 1996
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                  HISTORICAL            HISTORICAL                                           HISTORICAL
                                      QFC                 HUGHES                                                KUI
                                52 WEEKS ENDED        52 WEEKS ENDED                                       52 WEEKS ENDED
                                 SEPTEMBER 7,         SEPTEMBER 29,      HUGHES PRO FORMA     HUGHES       SEPTEMBER 28,
                                    1996(A)              1996(A)          ADJUSTMENTS(B)    PRO FORMA         1996(A)
                              -------------------  --------------------  -----------------  ----------  --------------------
Sales.......................       $ 786,488            $1,175,393          $  (169,782)    $1,005,611       $  339,580
Cost of sales and related
  occupancy expenses........         591,806               922,789             (147,553)       775,236          264,397
Marketing, general, and
  administrative expenses...         148,018               219,096              (25,138)       193,958           72,920
                                  ----------           -----------       -----------------  ----------       ----------
Operating income............          46,664                33,508                2,909         36,417            2,263
Interest income.............             376                   776                 (102)           674               32
Interest expense............         (10,655)               (3,840)                  63         (3,777)          (1,767)
Other income (expense)......                                                                                      1,638
                                  ----------           -----------       -----------------  ----------       ----------
Earnings before income
  taxes.....................          36,385                30,444                2,870         33,314            2,166
Total taxes on income.......          13,042                13,654                  302         13,956              727
                                  ----------           -----------       -----------------  ----------       ----------
Income before minority
  interest..................          23,343                16,790                2,568         19,358            1,439
                                  ----------           -----------       -----------------  ----------       ----------
Equity losses...............                                                     (1,309)        (1,309)
Minority interest in
  subsidiary loss...........                                 1,259               (1,259)
                                  ----------           -----------       -----------------  ----------       ----------
Net earnings (loss).........       $  23,343            $   18,049          $   --          $   18,049       $    1,439
                                  ----------           -----------       -----------------  ----------       ----------
                                  ----------           -----------       -----------------  ----------       ----------

Earnings per share(t).......       $    1.59
Weighted average shares
  outstanding...............          14,694

EBITDA(s)...................       $  66,463            $   48,926          $      (249)    $   48,677       $    7,019

                                                              PRO FORMA
                                                           ADJUSTMENTS FOR   QFC/HUGHES/KUI
                                   KUI                      ACQUISITIONS      CONSOLIDATED
                                PRO FORMA         KUI            AND           PRO FORMA
                              ADJUSTMENTS(C)   PRO FORMA    OFFERINGS(D)     (AS ADJUSTED)
                              --------------  -----------  ---------------  ----------------
Sales.......................    $  (12,864)    $ 326,716      $ (42,618)(m)   $  2,076,197
Cost of sales and related
  occupancy expenses........       (11,436)      252,961        (33,961)(m)      1,586,042
Marketing, general, and
  administrative expenses...        (2,822)       70,098        (11,368)(m)        408,018
                                                                  7,312(o)
                              --------------  -----------  ---------------  ----------------
Operating income............         1,394         3,657         (4,601)            82,137
Interest income.............                          32                             1,082
Interest expense............                      (1,767)       (19,079) (p)        (35,278)
Other income (expense)......          (534)        1,104                             1,104
                              --------------  -----------  ---------------  ----------------
Earnings before income
  taxes.....................           860         3,026        (23,680)            49,045
Total taxes on income.......           292         1,019         (6,220)(q)         21,797
                              --------------  -----------  ---------------  ----------------
Income before minority
  interest..................           568         2,007        (17,460)            27,248
                              --------------  -----------  ---------------  ----------------
Equity losses...............                                                        (1,309)
Minority interest in
  subsidiary loss...........
                              --------------  -----------  ---------------  ----------------
Net earnings (loss).........    $      568     $   2,007      $ (17,460)      $     25,939
                              --------------  -----------  ---------------  ----------------
                              --------------  -----------  ---------------  ----------------
Earnings per share(t).......                                                  $       1.29
Weighted average shares
  outstanding...............                                      5,405 (e)(f         20,099
EBITDA(s)...................    $      660     $   7,679      $   1,863       $    124,682

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    (a) QFC's fiscal year ends on the last Saturday in December, and its reporting quarters consist of three 12-week quarters and a 16-week quarter. The fiscal year ended December 30, 1995 was a 52-week year.

        Hughes' fiscal year ends on the Sunday closest to the last day of February. The fiscal year ended March 3, 1996 was a 53-week year. The unaudited pro forma condensed consolidated balance sheet as of September 7, 1996, reflects Hughes' financial position as of September 29, 1996. The unaudited pro forma condensed consolidated statement of earnings for the 36 weeks ended September 7, 1996 reflects Hughes' results of operations for the nine months ended September 29, 1996 (which covered 39 weeks).

        KUI's fiscal year ends on the last Saturday in December, and each quarter consists of a 13-week period. The fiscal year ended December 30, 1995 was a 52-week year. The unaudited pro forma condensed consolidated balance sheet as of September 7, 1996, reflects KUI's financial position as of September 28, 1996. The unaudited pro forma condensed consolidated statement of earnings for the 36 weeks ended September 7, 1996 reflects KUI's results of operations for the 39 weeks ended September 28, 1996.

        The unaudited pro forma condensed consolidated statement of earnings for the 52 weeks ended September 7, 1996 represents a 52-week period ended September 7, 1996, September 29, 1996, and September 28, 1996 for QFC, Hughes and KUI, respectively.

    (b) Gives effect to the sale by Hughes to Stater of a 1% equity interest in Santee, resulting in (i) Hughes (which previously owned 51% of Santee) and Stater (which previously owned 49% of Santee) each becoming 50% owners of Santee and (ii) Santee ceasing to be a consolidated subsidiary of Hughes and being reflected in the accompanying Pro Forma Financial Statements using the equity method of accounting.

    (c) Gives effect to the elimination of certain assets and liabilities of KUI, primarily related to non-grocery operations, and the elimination of sales and certain expenses attributable to those assets and liabilities, which were spun off by KUI prior to its acquisition by QFC.

    (d) Gives effect to (i) the consummation of the Hughes Acquisition at an assumed purchase price of $358.8 million equity value ($360.0 million less $956,701 of shareholder loans and $209,670 preferred stock redemption) (the "Hughes purchase price") and the allocation of the purchase price to the acquired assets and liabilities including the elimination of Hughes' shareholders equity in the amount of $160.8 million; and (ii) the consummation of the KUI Acquisition at a purchase price of $95.6 million ($35.3 million paid in cash, $36.0 million paid through the issuance of 904,646 shares of QFC Common Stock, and the remaining $24.3 million paid through assumption of KUI indebtedness) (the "KUI purchase price") and the allocation of the purchase price to the acquired assets and liabilities, including the elimination of KUI's shareholders equity in the amount of $5.0 million. The Hughes purchase price is subject to certain adjustments, and the actual purchase price may differ from such assumed purchase price, which would affect the amount of financing required for the Hughes Acquisition.

        Also gives effect to the financing of these Acquisitions (as shown in the tables below) through the assumed receipt of (i) $171.0 million of estimated total net proceeds from the Common Stock Offering; (ii) $59.6 million of borrowings under the Current Credit Facility to finance the $35.3 million cash portion of the KUI purchase price and to repay the $24.3 million in debt assumed in the KUI Acquisition; (iii) $272.0 million estimated total net proceeds under the assumed terms of the New Credit Facility; and (iv) $121.5 million estimated total net proceeds from the Notes Offering. Related deferred financing and other fees are estimated to be $6.5 million ($3.0 million under the New Credit Facility and $3.5 million under the Notes Offering). These fees will be amortized based on the life of the related debt. QFC is currently negotiating the terms of the New Credit Facility with its bank group, and the availability of borrowings thereunder is subject to QFC and the banks entering into such new facility, and the interest rate on and other terms of such borrowings, is subject to negotiation. Likewise the interest rate on the Notes, as well as the amount of Notes that may be issued, will be subject to market conditions at the time. Accordingly, the interest rate on borrowings under the New Credit Facility and the Notes will likely differ from the assumed interest rate which has been used for the purposes of the Pro Forma Financial Statements (see note (p) below), and the principal amount of the Notes issued also may differ.

        Using the net proceeds from the above described borrowings, management intends to repay borrowings of $209.6 million, which it is anticipated will be outstanding under the Current Credit Facility at Closing, as reflected in the tables below.

Adjustments to cash:
  Net proceeds from Common Stock Offering........................  $ 171,000
  Net proceeds under New Credit Facility.........................    272,000
  Net proceeds from Notes Offering...............................    121,500
  Borrowings under Current Credit Facility.......................     59,600
  Repayment of borrowings under Current Credit Facility..........   (209,600)
  Hughes purchase price..........................................   (358,834)
  Cash portion of KUI purchase price.............................    (35,349)
  Repayment of KUI debt..........................................    (24,283)
                                                                   ---------
      Net adjustment to cash.....................................  $  (3,966)
                                                                   ---------
                                                                   ---------

Adjustments to the current portion of long-term debt:
  Repayment of borrowings under Current Credit Facility..........  $ (18,900)
  Repayment of KUI debt..........................................     (2,662)
                                                                   ---------
      Net adjustment to current portion of long-term debt........  $ (21,562)
                                                                   ---------
                                                                   ---------

Adjustments to long-term debt:
  Borrowings under New Credit Facility...........................  $ 275,000
  Borrowings from Notes Offering.................................    125,000
  Borrrowings under Current Credit Facility......................     59,600
  Repayment of borrowings under Current Credit Facility..........   (190,700)
  Repayment of KUI debt..........................................    (21,621)
                                                                   ---------
      Net adjustment to long-term debt...........................  $ 247,279
                                                                   ---------
                                                                   ---------

        The actual type, amount and cost of financing are subject to market conditions and may differ from the assumed financing structure reflected herein.

    (e) Gives effect to the issuance of 4,500,000 shares of QFC Common Stock in the Common Stock Offering at an assumed public offering price of $40.00 per share, net of estimated issuance costs of $9.0 million, for net proceeds of $171.0 million. The actual net proceeds, if any, received from the assumed issuance of Common Stock, as well as the actual number of shares, if any, which may be issued, will depend on market conditions at the time, and therefore the number of shares issued may differ, and the price per share will likely differ, from the assumed amounts set forth in this footnote.

    (f) Gives effect to the issuance of 904,646 shares of QFC Common Stock at a market value of $39.75 per share to KUI shareholders as partial consideration for the KUI Acquisition.

    (g) Gives effect to the elimination of the Hughes and KUI shareholders' equity, in the amounts shown below:

Hughes shareholders' equity.......................................  $ 160,771
KUI shareholders' equity..........................................      4,951
                                                                    ---------
                                                                    $ 165,722
                                                                    ---------
                                                                    ---------

    (h) Gives effect to the elimination of Hughes and KUI historical LIFO reserves, in the amounts shown below:

Elimination of Hughes historical LIFO reserves....................  $  17,068
Elimination of KUI historical LIFO reserves.......................      6,798
                                                                    ---------
                                                                    $  23,866
                                                                    ---------
                                                                    ---------

    (i) Gives effect to the estimated write-up to estimated fair value of Hughes buildings, fixtures and equipment, in the amount of $20.0 million and KUI land in the amount of $3.0 million, as of the dates of the respective Acquisitions.

    (j) Gives effect to the estimated write-up to estimated fair value of Hughes and KUI leasehold interest as of the dates of the respective Acquisitions, in the amounts shown below:

Estimated write-up of Hughes leasehold interest...................  $  55,000
Estimated write-up of KUI leasehold interest......................     20,000
                                                                    ---------
                                                                    $  75,000
                                                                    ---------
                                                                    ---------

    (k) Gives effect to the excess of the estimated Hughes and KUI purchase prices over the respective fair value of the net tangible assets acquired as of the dates of the respective Acquisitions, in the amounts shown below:

Estimated Hughes goodwill.........................................  $ 105,995
Estimated KUI goodwill............................................     30,630
                                                                    ---------
                                                                    $ 136,625
                                                                    ---------
                                                                    ---------

    (l) Gives effect to the estimated write-up to estimated fair value of KUI's investment in Associated Grocers as of the date of the KUI Acquisition, in the amount of $5.9 million.

    (m) Management intends to divest five of the recently acquired KUI stores. The estimated value of such assets is $9.6 million and has been reflected in the pro forma balance sheet as assets held for sale. The pro forma statements of earnings give effect to the proposed divestiture of these five stores as if it had occurred at the beginning of the periods presented, and reflect the elimination of these stores from results of operations for those periods. QFC has not entered into any agreements to sell any of these stores, and the actual proceeds from the divestiture of these stores will likely differ from the assumed amount reflected herein.

    (n) Gives effect to $2.5 million accrual of Hughes' 50% share of the discounted present value of management's estimated exit costs expected to be incurred for the closure of the existing Santee dairy plant at such time as the new dairy is operational.

    (o) Gives effect to the additional depreciation and amortization expense resulting from the allocations of the purchase price for KUI and the estimated purchase price of Hughes to the assets acquired, including an increase in property, plant, and equipment, leasehold interest, and identifiable intangible assets to their estimated fair market values and the recording of goodwill associated with the acquisitions. Goodwill is amortized over 40 years.

    (p) Reflects the adjustment to interest expense arising from (i) the estimated borrowings described in note (d) above, assuming a weighted average rate of approximately 7.34% per annum for borrowings under the New Credit Facility and the Notes Offering, (ii) the corresponding adjustments to the amortization of related deferred financing fees and other fees, and (iii) the reduction in historic interest expense of QFC and KUI, resulting from the refinancing of outstanding debt. A 0.125% increase in the assumed weighted average interest rate would represent additional interest expense of $500,000 for the year ended December 30, 1995, $375,000 for the 36 weeks ended September 7, 1996 and $500,000 for the 52 weeks ended September 7, 1996. The actual interest rate on the Notes and borrowings under the New Credit Facility, and the aggregate principal amount of the Notes which may be issued, will depend upon market conditions at the time and, in the case of the New Credit Facility, is subject to negotiations with QFC's bank group, and the actual interest rate on the Notes and the New Credit Facility will likely differ, and the principal amount of the Notes may differ, from the amounts assumed in these footnotes.

    (q) Gives effect to the adjustment for federal and state income taxes at a blended statutory rate of 38%, adjusted for non-deductible depreciation and amortization, estimated to be approximately $7.3 million for the year ended December 30, 1995, $5.5 million for the 36 weeks ended September 7, 1996 and $7.3 million for the 52 weeks ended September 7, 1996 and the impact of including QFC's historical operating results within a unitary tax filing in the state of California.

    (r) No effect has been given to eliminate the $1.4 million non-recurring charge, which was incurred in connection with the Recapitalization during the first quarter of 1995.

    (s) EBITDA is defined as net earnings before interest, income taxes, depreciation, amortization, LIFO inventory charges, and if applicable, equity in earnings/losses of unconsolidated subsidiaries, and non-recurring and extraordinary items. EBITDA excludes union, pension and benefit credits of $7.2 million for the year ended December 30, 1995, $5.1 million for the 36 weeks ended September 7, 1996 and $7.7 million for the 52 weeks ended September 7, 1996. EBITDA is a measure commonly used in the grocery industry and is presented to assist in understanding the Company's pro forma operating results. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to net earnings, as an indicator of operating performance or an alternative to cash flow as a measure of liquidity. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the Company's ability to service debt.

    (t) Earnings per share is based on the weighted average number of shares of Common Stock outstanding during the period after consideration of the dilutive effect, if any, of stock options granted. Pro forma (as adjusted) earnings per share gives effect to the adjustments described in footnotes (b) through (q) above.

                       SELECTED HISTORICAL FINANCIAL DATA
                   SELECTED HISTORICAL FINANCIAL DATA OF QFC

    The following table sets forth selected historical financial data of QFC as of and for each of the five fiscal years in the period ended December 30, 1995 and as of and for the 36 weeks ended September 7, 1996 and September 9, 1995. Data as of and for each of the three fiscal years in the period ended December 30, 1995 (except for data regarding stores open at the end of period, Same Store Sales increase (decrease) and total square footage) have been derived from financial statements of QFC audited by Deloitte & Touche LLP, independent auditors, which are included herein. Data as of and for each of two fiscal years ended December 26, 1992 and December 28, 1991 (except for data regarding stores open at the end of period, Same Store Sales increase (decrease) and total square footage) have been derived from audited financial statements of QFC which are not included herein. Data as of and for the 36 weeks ended September 7, 1996 and September 9, 1995 have been derived from unaudited financial statements of QFC which, in the opinion of management, include all necessary adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the information. Data as of and for the 36 weeks ended September 7, 1996 and September 9, 1995 do not purport to be indicative of results to be expected for the full fiscal year. The following information is qualified by reference to, and should be read in conjunction with, "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of QFC and related notes thereto included or incorporated by reference herein.

                                                              FISCAL YEAR ENDED
                                    ----------------------------------------------------------------------
                                                                                                              36 WEEKS
                                                                                                               ENDED
                                    DECEMBER 28,   DECEMBER 26,   DECEMBER 25,  DECEMBER 31,  DECEMBER 30,  SEPTEMBER 9,
                                        1991           1992           1993        1994(1)       1995(2)       1995(2)
                                    -------------  -------------  ------------  ------------  ------------  ------------

                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Sales...........................    $ 395,151      $ 460,107     $  518,260    $  575,879    $  729,856    $  490,534
  Gross Profit....................       99,063        116,989        131,365       145,168       179,422       121,357
  Marketing, General and
    Administrative Expenses.......       69,076         80,144         92,468       105,956       136,645        92,476
  Operating Income................       29,987         36,845         38,897        39,212        42,777        28,881
  Interest Expense................       --             --             --            --             9,639         5,885
  Net Earnings....................       20,647         25,076         25,994        26,376        20,216        13,669
  Earnings Per Share..............         1.06           1.28           1.33          1.34          1.28          0.83
  Ratio of Earnings to Fixed
    Charges(3)....................        22.4x          22.7x          17.6x         15.7x          3.3x          3.5x

OTHER DATA:
  EBITDA(4).......................    $  36,797      $  44,466     $   48,205    $   50,817    $   59,567    $   39,671
  EBITDA Margin(5)................          9.3%           9.7%           9.3%          8.8%          8.2%          8.1%
  Depreciation and Amortization...    $   6,511      $   7,782     $    9,283    $   11,605    $   16,169    $   10,715
  Capital Expenditures............       25,900         26,800         43,000        28,200        89,100        80,850
  Stores Open at End of Period....           30             33             38            45            62            61
  Same Store Sales Increase
    (Decrease)(6).................          5.9%           6.5%           4.0%          0.4%         (1.5%)        (1.3%)
  Total Square Footage............      770,000        907,000      1,080,000     1,319,000     1,928,000     1,873,000

BALANCE SHEET DATA (AT END OF
  PERIOD):
  Net Working Capital.............    $   6,325      $  18,722     $   14,329    $   23,776    $    5,303    $    3,950
  Total Assets....................      115,922        150,974        181,275       207,914       282,878       278,327
  Total Debt (including current
    portion)......................       --             --             --            --           164,500       168,000
  Shareholders' Equity............       81,169        108,345        133,620       158,178        45,368        38,138


                                      36 WEEKS
                                       ENDED
                                    SEPTEMBER 7,
                                        1996
                                    ------------

OPERATING DATA:
  Sales...........................   $  547,166
  Gross Profit....................      136,617
  Marketing, General and
    Administrative Expenses.......      103,850
  Operating Income................       32,767
  Interest Expense................        6,901
  Net Earnings....................       16,795
  Earnings Per Share..............         1.14
  Ratio of Earnings to Fixed
    Charges(3)....................         3.3x
OTHER DATA:
  EBITDA(4).......................   $   46,566
  EBITDA Margin(5)................          8.5%
  Depreciation and Amortization...   $   13,589
  Capital Expenditures............       25,000
  Stores Open at End of Period....           62
  Same Store Sales Increase
    (Decrease)(6).................          2.1%
  Total Square Footage............    1,990,000
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Net Working Capital.............   $  (16,903)
  Total Assets....................      293,610
  Total Debt (including current
    portion)......................      150,000
  Shareholders' Equity............       64,407

------------------------------

(1) Fiscal year ended December 31, 1994 was a 53 week fiscal year.

(2) Fiscal year ended December 30, 1995 and 36 weeks ended September 9, 1995 data include a one-time charge of $1.4 million, or $.09 per share, resulting from the Recapitalization (as defined herein) completed in March 1995.

(3) For purposes of these ratios, (i) earnings have been calculated by adding interest expense and the estimated interest portion of rentals to earnings before income taxes and (ii) fixed charges are comprised of interest expense and the estimated interest portion of rentals.

(4) EBITDA is defined as net earnings before interest, income taxes, depreciation, amortization, LIFO inventory charges, and, if applicable, equity earnings (losses) from subsidiaries, and non-recurring and extraordinary items. EBITDA is a measure commonly used in the grocery industry and is presented to assist in understanding the Company's operating results. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the Company's ability to service its debt.

(5) EBITDA margin is calculated by dividing EBITDA by sales, in each case for the applicable period.

(6) Same Store Sales exclude sales in stores opened or acquired during the previous 12 months and the 53rd week of fiscal 1994.

                  SELECTED HISTORICAL FINANCIAL DATA OF HUGHES

    The following table sets forth selected historical financial data of Hughes and its consolidated subsidiaries as of and for the five fiscal years ended March 3, 1996, as of and for the seven months ended September 24, 1995 and as of and for the seven months ended September 29, 1996. Data as of and for the five fiscal years ended March 3, 1996 (except for data regarding stores open at end of period, Same Store Sales increase (decrease) and total square footage) have been derived from consolidated financial statements of Hughes audited by Arthur Andersen LLP, independent certified public accountants. Data as of and for the seven months ended September 24, 1995 and the seven months ended September 29, 1996 have been derived from unaudited consolidated statements of Hughes which, in the opinion of Hughes' management, include all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Data as of and for the seven months ended September 29, 1996 do not purport to be indicative of results to be expected for the full fiscal year. During each of the periods presented, Santee was a 51%-owned subsidiary of Hughes. In November 1996, Hughes sold a 1% interest in Santee, resulting in Santee ceasing to be a consolidated subsidiary of Hughes. The following information should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Hughes and related notes thereto included or incorporated by reference herein.

                                                    FISCAL YEAR ENDED
                              --------------------------------------------------------------
                                                                                              SEVEN MONTHS   SEVEN MONTHS
                                                                                                  ENDED          ENDED
                              MARCH 1,   FEBRUARY 28,  FEBRUARY 27,  FEBRUARY 26,  MARCH 3,   SEPTEMBER 24,  SEPTEMBER 29,
                                1992         1993          1994          1995       1996(1)       1995           1996
                              ---------  ------------  ------------  ------------  ---------  -------------  -------------
                                                                 (DOLLARS IN THOUSANDS)
OPERATING DATA:
Sales.......................  $1,099,713  $1,087,274    $1,083,709    $1,110,947   $1,147,447   $ 647,486      $ 675,432
Gross Profit................    206,556      225,024       229,084       226,085     245,496      138,414        145,522
Selling, General and
  Administrative Expense....    181,209      209,918       206,289       209,211     215,234      122,631        126,493
Operating Income............     25,347       15,106        22,795        16,874      30,262       15,783         19,029
Interest Expense............      3,598        1,149         4,598         4,664       4,335        2,595          2,100
Net Income..................     14,608        8,677        11,224         8,374      16,184        8,534         10,399

OTHER DATA:
EBITDA(2)...................  $  42,807   $   33,379    $   40,794    $   36,929   $  42,439    $  22,552      $  29,037
EBITDA Margin(3)............        3.9%         3.1%          3.8%          3.3%        3.7%         3.5%           4.3%
Depreciation and
  Amortization..............  $  15,597   $   17,504    $   19,310    $   21,313   $  19,571    $   9,309      $  12,111
Capital Expenditures........     15,773       57,862        31,701        36,063      19,633        3,848         30,939
Stores Open at End of
  Period....................         52           51            51            53          54           54             55
Same Store Sales Increase
  (Decrease)(4).............       (0.7%)        (1.7%)         0.7%         1.1%       (1.4%)        (0.5%)         0.6%
Total Square Footage........  1,852,000    1,855,000     1,858,000     1,942,000   1,986,000    1,986,000      2,038,000

BALANCE SHEET DATA (AT END
  OF PERIOD):
Net Working Capital.........  $  24,237   $    8,192    $   16,526    $    8,628   $  16,528    $   8,404      $ (11,448)
Total Assets................    258,632      270,611       300,941       316,728     316,499      311,874        315,709
Total Debt (including
  current portion)..........     28,516       30,303        37,247        41,984      27,463       23,784         12,248
Shareholders' Equity........    112,756      121,077       131,289       137,975     151,544      144,590        160,771

------------------------

(1) Fiscal year ended March 3, 1996 was a 53-week fiscal year.

(2) EBITDA is defined as net earnings before interest, income taxes, depreciation, amortization, LIFO inventory charges, and, if applicable, equity earnings (losses) from subsidiaries, and non-recurring and extraordinary items. EBITDA excludes union, pension and benefit credits of $7.2 million, $3.0 million and $1.2 million recorded by Hughes for the fiscal year ended March 3, 1996, the fiscal year ended February 26, 1995 and the fiscal year ended February 27, 1994, respectively, and pension and benefit credits of $2.4 million and $3.0 million recorded by Hughes for the seven months ended September 24, 1995 and the seven months ended September 29, 1996, respectively. EBITDA is a measure commonly used in the grocery industry and is presented to assist in understanding Hughes' operating results. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance.

(3) EBITDA margin is calculated by dividing EBITDA by sales, in each case for the applicable period.

(4) Same Store Sales exclude sales in stores opened or acquired during the previous 12 months and the 53rd week of fiscal 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Upon consummation of both the Acquisitions, the Company will operate 84 stores in the Seattle/ Puget Sound region as well as 56 "Hughes Family Markets" stores in Southern California. The Acquisitions will more than double the size of the Company, and managing the Company and integrating the acquired businesses will present a new challenge to management. In order to facilitate this phase of the Company's development, the Company has hired a new chief executive officer and a senior vice president for corporate development to pursue and integrate acquisitions at a holding company level, thus allowing current senior management to remain focused on existing operations. See "Risk Factors--Risks Relating to Acquisition Strategy." Because of the magnitude of the Acquisitions, the Company's operations after consummation of the Acquisitions will not be comparable to QFC's or Hughes' historical operations prior thereto. Each of the Hughes Acquisition and the KUI Acquisition will be accounted for under the "purchase" method of accounting.

    On March 2, 1995 the principal operations of Olson's Food Stores, Inc. were merged into QFC (the "Olson's Merger"), including assets and liabilities related to 12 of its grocery stores and its interest in certain grocery stores in various stages of development, and its rights to several other future sites. The Olson's Merger was effected through an acquisition of 100% of the outstanding voting securities of Olson's for $18.0 million cash, 752,941 shares of QFC Common Stock, which as of March 2, 1995 had a value of $18.1 million, and the assumption by QFC of approximately $24.0 million of indebtedness of Olson's. The merger was accounted for under the "purchase" method of accounting.

    QFC completed a recapitalization in March 1995 (the "Recapitalization"). As part of the Recapitalization, QFC purchased 7 million shares of its Common Stock through a self-tender offer at a price of $25 per share. In addition, QFC sold 1 million shares of its Common Stock to Zell Chilmark at $25 per share on March 29, 1995. Zell Chilmark also acquired 2.975 million shares from QFC's chairman and former chief executive officer in a separate transaction on January 16, 1996. In March 1995, QFC borrowed approximately $174 million under the Current Credit Facility to finance (i) the $24 million of long-term debt assumed in the Olson's Merger and (ii) the repurchase of its Common Stock pursuant to the self-tender offer. Due to these developments, QFC's financial statements for 1995 and subsequent periods have changed significantly, reflecting lower cash balances, a significant reduction in shareholders' equity and increase in long-term debt, and a related reduction in interest income and increase in interest expense. Further, during the first quarter of fiscal 1995, QFC recorded a one-time charge of $1.4 million for nondeductible expenses associated with the Recapitalization. The remaining $2.9 million of expenses paid in connection with the Recapitalization were recorded as a direct reduction to shareholders' equity.

    Set forth below is (i) a discussion of the financial condition and results of operations of QFC for the 36 weeks ended September 7, 1996 and the three fiscal years ended December 30, 1995 and (ii) a discussion of the financial condition and results of operations of Hughes for the seven months ended September 29, 1996 and the three fiscal years ended March 3, 1996.

QUALITY FOOD CENTERS, INC.

    QFC's fiscal year generally consists of three 12-week quarters and one 16-week quarter, although fiscal year 1994 comprised 53 weeks of operations.

    QFC's sales and operating income have increased each year since QFC's initial public offering in 1987, driven primarily by acquisitions and opening of new stores and the expansion and remodeling of existing stores. In addition, management believes that, for the fiscal year ended December 30, 1995, QFC's EBITDA margin, and its operating income as a percentage of sales, were well in excess of the average for the supermarket industry. The following table provides information pertaining to QFC's sales increases over the three fiscal years ended December 30, 1995 and over the 36 weeks ended September 7, 1996.

                                                 CHANGE FROM PRIOR FISCAL YEAR
                                    -------------------------------------------------------
                                       YEAR ENDED         YEAR ENDED         YEAR ENDED                    CHANGE FROM
                                      DECEMBER 25,       DECEMBER 31,       DECEMBER 30,       36 WEEKS ENDED SEPTEMBER 9, 1995 TO
                                          1993               1994               1995            36 WEEKS ENDED SEPTEMBER 7, 1996
                                    -----------------  -----------------  -----------------  ---------------------------------------
Total sales increase..............           12.6%              11.1%              26.7%                         11.5%
Store square footage increase.....           19.0%              22.1%              46.2%                          6.5%
Same Store Sales increase
  (decrease)(1)...................            4.0%              (0.4)%             (1.5)%                         2.1%

------------------------

(1) Same Store Sales exclude sales in stores opened or acquired during the previous 12 months and the 53rd week of fiscal 1994.

    QFC's sales increases during 1993-1995 were lower than the increases in store square footage because the majority of square footage added was from new and acquired stores open for a partial year, which stores' sales per square foot were significantly lower than newly remodeled or older, more mature stores.

    Sales per square foot of selling space were $681, $619 and $548 in fiscal 1993, 1994 and 1995, respectively. This trend and the decreases in same store sales during fiscal years 1994 and 1995 were the result of several factors, including: (i) new, larger and less mature stores became a more significant part of QFC's sales, (ii) older stores were maturing to a level where substantial sales growth was more difficult and (iii) QFC experienced food price deflation combined with a softer regional economy. In addition to these factors, the decreases in 1995 were largely due to QFC experiencing lower sales in certain existing stores due to QFC's competitors opening, replacing or remodeling an unusually large number of stores located near QFC's stores during the fourth quarter of 1994 and throughout 1995, combined with 1994 sales that were higher than normal in QFC's affected stores due to the closure of certain of these competitors' stores while they were being remodeled or replaced. In addition, QFC followed a strategy of opening stores in certain locations intended to enhance QFC's competitive position and protect its market share but that reduced sales in its nearby existing stores.

    Sales per square foot of selling space was $544 for the 36 weeks ended September 7, 1996, as compared to $547 for the 36 weeks ended September 9, 1995, in each case on an annualized basis. Over the 36 weeks ended September 7, 1996, the Company's same store sales (which, for such period (unlike the comparable period in fiscal year 1995), exclude sales in stores opened or acquired during the previous 36 weeks) increased by approximately 2.1%, with an increase of approximately 3.4% in the third quarter of fiscal 1996. These increases were the result of several factors, including: (i) increased sales from QFC's recently expanded and remodeled stores, including sales from 10 stores that had been remodeled, and eight stores that had been re-remodeled, during the past two years, (ii) the passing of the anniversaries of certain QFC and competitors' store openings and remodelings which affected results in the comparable period in 1995 and (iii) a stronger regional economy than in recent years.

    The Company added, through both acquisitions and new store openings, five stores in fiscal 1993, seven stores in fiscal 1994, 17 stores (12 of which were acquired in the Olson's Merger) in 1995 and two stores in 1996.

    The table below sets forth items in QFC's statements of earnings as a percentage of sales:

                                                                   FISCAL YEAR ENDED                  36 WEEKS ENDED
                                                   -------------------------------------------------  ---------------
                                                    DECEMBER 25,     DECEMBER 31,     DECEMBER 30,     SEPTEMBER 9,
                                                        1993             1994             1995             1995
                                                   ---------------  ---------------  ---------------  ---------------
Sales............................................         100.0%           100.0%           100.0%           100.0%
Cost of Sales and Related Occupancy Expenses.....          74.7             74.8             75.4             75.3
                                                          -----            -----            -----            -----
Gross Margin.....................................          25.3             25.2             24.6             24.7
Marketing, General and Administrative Expenses...          17.8             18.4             18.7             18.8
                                                          -----            -----            -----            -----
Operating Income.................................           7.5              6.8              5.9              5.9
Interest Income..................................           0.2              0.2              0.1              0.1
Interest Expense.................................            --               --             (1.3)            (1.2)
Other Expense....................................            --               --             (0.2)            (0.3)
                                                          -----            -----            -----            -----
Earnings Before Income Taxes.....................           7.7              7.0              4.5              4.5
Taxes on Income..................................           2.7              2.4              1.7              1.7
                                                          -----            -----            -----            -----
Net Earnings.....................................           5.0%             4.6%             2.8%             2.8%
                                                          -----            -----            -----            -----
                                                          -----            -----            -----            -----
EBITDA Margin....................................           9.3%             8.8%             8.2%             8.1%


                                                    SEPTEMBER 7,
                                                        1996
                                                   ---------------
Sales............................................         100.0%
Cost of Sales and Related Occupancy Expenses.....          75.0
                                                          -----
Gross Margin.....................................          25.0
Marketing, General and Administrative Expenses...          19.0
                                                          -----
Operating Income.................................           6.0
Interest Income..................................           0.1
Interest Expense.................................          (1.3)
Other Expense....................................            --
                                                          -----
Earnings Before Income Taxes.....................           4.8
Taxes on Income..................................           1.7
                                                          -----
Net Earnings.....................................           3.1%
                                                          -----
                                                          -----
EBITDA Margin....................................           8.5%

RESULTS OF OPERATIONS

THIRTY-SIX WEEKS ENDED SEPTEMBER 7, 1996 COMPARED TO THIRTY-SIX WEEKS ENDED
  SEPTEMBER 9, 1995

    SALES

    Sales for the 36 weeks ended September 7, 1996 increased $56.6 million, or 11.5%, as compared with the comparable period in 1995. The increase reflected:
(i) the addition of 17 stores (12 of which were acquired in the Olson's Merger on March 2, 1995, three of which were acquired on March 29, 1995 from another independent operator, one acquired store that opened in August 1995 and a new store that opened in November 1995), (ii) higher sales in remodeled stores and
(iii) an increase in same store sales of approximately 2.1% with no significant food price inflation. These factors were offset in part by lower sales in certain existing stores due to the opening and remodeling of competitors' stores located near QFC stores. In addition, sales growth was impacted by (i) new and acquired stores (which typically have lower sales volumes) becoming a more significant part of sales, (ii) the maturing of older stores to a level where substantial sales growth is more difficult and (iii) QFC's strategy of opening and acquiring stores in certain locations intended to enhance QFC's competitive position and protect its market share but that reduced sales in its nearby existing stores. Additionally, the supermarket industry continued to be highly competitive.

    COST OF SALES AND RELATED OCCUPANCY EXPENSES

    QFC's cost of sales and related occupancy expenses decreased to 75.0% of sales for the 36 weeks ended September 7, 1996, as compared to 75.3% for the comparable period in 1995. The improvement in cost of sales and related occupancy expenses was primarily a result of improved buying and merchandising and a greater mix of sales in higher margin service departments, which more than offset higher occupancy expenses resulting from the 1995 acquisitions and construction of new stores.

    MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

    Marketing, general and administrative expenses increased to 19.0% of sales for the 36 weeks ended September 7, 1996, as compared to 18.8% of sales for the comparable period in 1995. The increase in these expenses was primarily attributable to contractual rate increases from union contracts effective in May and August of 1996 and a 10% increase in the union benefit contributions rate effective in July 1996 as well as to additional startup and promotional expenses incurred in connection with remodels completed during the third quarter.

    OPERATING INCOME

    Operating income increased 13.5% for the 36 weeks ended September 7, 1996, as compared to the comparable period in 1995, reflecting an 11.5% increase in sales and an increase in operating margins to 6.0% of sales from 5.9% of sales in the comparable period in 1995.

    INTEREST INCOME

    Interest income decreased by $125,000 for the 36 weeks ended September 7, 1996, as compared to the comparable period in 1995, reflecting lower average cash balances as a result of the Recapitalization which was completed on March 29, 1995.

    INTEREST EXPENSE

    Interest expense was impacted by the interest on the debt assumed (and refinanced) in the Olson's Merger which was completed on March 2, 1995 and debt incurred in connection with the Recapitalization. Interest expense is reported net of interest capitalized in connection with store construction and remodeling costs.

    Interest expense increased $1.0 million to $6.9 million (net of $0.9 million of capitalized interest) for the 36 weeks ended September 7, 1996, as compared to the comparable period in 1995 as all 36 weeks in 1996 reflected interest associated with QFC's debt incurred in March 1995 in connection with the Recapitalization, as compared to only 23 weeks in the comparable period in 1995.

    OTHER EXPENSE

    QFC incurred a one-time charge of $1.4 million in the first quarter of 1995 for fees paid in connection with the Recapitalization. This charge is not deductible for federal income tax purposes. The remaining costs of approximately $2.9 million incurred in connection with the Recapitalization were recorded as a reduction in shareholders' equity.

    INCOME TAXES

    QFC's effective federal income tax rate decreased to 35.8% for the 36 week period ended September 7, 1996, as compared to an effective tax rate of 37.9% for the 36 weeks ended September 9, 1995 as a result of the non-deductible one-time charge of $1.4 million recorded as other expense in the first quarter of 1995. The difference between QFC's effective income tax rate and the federal statutory rate for 1996 was primarily due to the non-deductible amortization of goodwill and certain other assets that were recorded in connection with the Olson's Merger.

    NET EARNINGS

    Net earnings for the 36 weeks ended September 7, 1996 increased by 22.9% to $16.8 million, as compared to $13.7 million for the comparable period in 1995. The increase was due to (i) the 13.5% increase in operating income, (ii) the $1.4 million decrease in other expense and (iii) the decrease in the effective tax rate offset by higher interest expense. Earnings per share were $1.14 per share on 14,766,000 weighted average shares outstanding, as compared with $0.83 per share on 16,401,000 weighted average shares outstanding for the comparable period in 1995. Excluding the one-time charge of $1.4 million for other expense, net earnings for 1995 would have been $15.1 million, or $0.92 per share.

FISCAL YEAR ENDED DECEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 31,
  1994;

FISCAL YEAR ENDED DECEMBER 31, 1994 COMPARED TO FISCAL YEAR ENDED DECEMBER 25,
  1993

    SALES

    Sales for 1995 were $729.9 million, an increase of $154 million, or 26.7%, as compared to 1994. However, fiscal 1994 included 53 weeks of operations, as compared to only 52 weeks in both 1995 and 1993. Excluding the impact of the 53rd week in 1994, sales would have increased 29% relative to 1994. This sales increase was due primarily to the acquisition of 16 stores and construction of one new store in 1995. Sales for 1994 were $575.9 million, an increase of $57.6 million, or 11.1%, as compared to sales of $518.3 million for 1993, reflecting the addition of seven stores and the additional week due to 1994 being a 53-week year.

    COST OF SALES AND RELATED OCCUPANCY EXPENSES

    Cost of sales and related occupancy expenses as a percentage of sales increased 0.6% in 1995 due primarily to lower margins and higher occupancy expenses in the new and acquired stores due to the larger square footage and higher rent structure in the newer stores. Also, due to the slight inflation during the fourth quarter of 1995, QFC recorded a $619,000 charge for its last-in, first-out (LIFO) inventory method, whereas the adjustment for LIFO inventory resulted in no change in cost of sales in 1994 and an increase of $25,000 in 1993.

    The slight increase in cost of sales in 1994 was due primarily to (i) promotional pricing for the opening of new and remodeled stores, (ii) ongoing competitive pricing and (iii) rising occupancy costs, including depreciation and amortization resulting from new and remodeled stores. The impact of these factors on gross margin over the three fiscal years ended December 30, 1995 was largely mitigated by a larger portion of sales coming from higher margin service departments, more effective merchandising and buying, and reduced inventory shrinkage due to improved systems and controls.

    MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

    Marketing, general and administrative expenses (operating expenses), as a percentage of sales, increased 0.3% to 18.7% of sales in 1995 after a 0.6% increase as a percentage of sales in 1994. These increases resulted from various factors. While sales reflected continued food price deflation, rates for certain operating expenses, such as store labor and utilities, continued to increase and the decline in sales in stores affected by competitive store openings resulted in deleveraging of operating expenses. Also, lower sales per square foot and higher expenses associated with new stores had an impact on operating expenses. Operating expenses in 1995 also included an additional $1.7 million in amortization arising from intangibles created in connection with the 1995 acquisitions. These expense increases were partially offset during the fourth quarter when QFC's chairman and then chief executive officer received stock options in lieu of a management fee, which would have been approximately $479,000.

    OPERATING INCOME

    Operating income increased 9.1% in 1995 after an increase of less than 1% in 1994. Operating margins decreased from 7.5% of sales in 1993 to 6.8% of sales in 1994 and 5.9% of sales in 1995. The declines were due to higher cost of sales and occupancy expenses and higher operating expenses as described above.

    INTEREST INCOME

    Interest income decreased $431,000 during the year ended December 30, 1995, as compared to the same period in 1994, reflecting lower cash balances due primarily to the Recapitalization. Interest income increased $53,000 in 1994 over 1993 due to higher cash balances and interest rates.

    INTEREST EXPENSE

    Interest expense of $9.6 million for 1995 reflected interest on the debt assumed (and refinanced) in the Olson's Merger and debt incurred in connection with the Recapitalization. Interest expense was net of approximately $167,000 of interest capitalized in connection with store construction and remodeling costs incurred during 1995. QFC had no borrowings or related interest expense in 1994 or 1993.

    INCOME TAXES

    QFC's effective income tax rate was 37.3% for 1995 due to the nondeductible amortization of goodwill and certain other assets that were included in the Olson's Merger and the nondeductible $1.4 million charge relating to the Recapitalization. This compares to an effective tax rate of 34.3% in 1994 and 34.7% in 1993.

    NET EARNINGS

    While 1995 operating income was higher than in 1994, net earnings declined from $26.4 million to $20.2 million due to an increase in net interest expense of $10 million, the higher effective tax rate and the $1.4 million one-time charge incurred in connection with the Recapitalization. Reflecting the new capital structure following the Recapitalization, weighted average shares outstanding declined from 19.7 million in 1994 to $15.8 million in 1995. Earnings per share were $1.28 for 1995 compared with $1.34 in 1994 and $1.33 in 1993. Excluding the $1.4 million one-time charge, net earnings and earnings per share in 1995 would have been $21.6 million and $1.36, respectively. Higher operating and interest income and a slightly lower effective tax rate than in 1993 resulted in a 1.5% increase in net earnings in 1994 to $26.4 million.

ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," was recently issued and was effective for QFC's fiscal year ended December 28, 1996. QFC, as allowed, intends to continue to measure stock-based compensation using its current method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25. Although the Company will be required to disclose certain additional information related to its stock options and employee stock purchase plans, management believes the impact to the financial statements, taken as a whole, will not be material.

INFLATION

    QFC's sales for the 36 weeks ended September 7, 1996 reflected no significant food price inflation or deflation, while sales for the comparable period in 1995 reflected food price deflation of approximately 1%. In 1995, QFC's sales reflected food price deflation of nearly 1% in the first two quarters, flat prices in the third quarter, and after more than three years of deflation, food price inflation of approximately 0.5% during the fourth quarter. During 1994 and 1993, QFC's sales reflected food price deflation of approximately 1.4% and less than 1%, respectively.

HUGHES MARKETS, INC.

    Hughes' fiscal year ends on the Sunday closest to the last day of February. Fiscal year 1996 was a 53 week year while fiscal 1995 and fiscal 1994 covered 52 weeks. The seven months ended September 24, 1995 and September 29, 1996 covered 30 weeks.

    Over the two fiscal years ended March 3, 1996 and the seven months ended September 29, 1996, sales increases were driven primarily by the addition of new stores and the remodeling of existing stores.

                                             CHANGE FROM PRIOR FISCAL YEAR
                                  ---------------------------------------------------
                                    YEAR ENDED        YEAR ENDED        YEAR ENDED                      CHANGE FROM
                                   FEBRUARY 27,      FEBRUARY 26,        MARCH 3,        SEVEN MONTHS ENDED SEPTEMBER 24, 1995 TO
                                       1994              1995              1996            SEVEN MONTHS ENDED SEPTEMBER 29, 1996
                                  ---------------  -----------------  ---------------  ---------------------------------------------
Total sales increase
  (decrease)....................          (0.3)%             2.5%              3.3%                            4.3%
Store square footage increase...           0.2%              4.5%              2.3%                            5.0%
Same Store Sales increase
  (decrease)(1).................           0.7%              1.1%             (1.4)%                           0.7%

------------------------

(1) Same Store Sales exclude sales in stores opened or acquired during the previous 12 months and the 53rd week of fiscal 1996.

    Hughes' sales increases during fiscal year 1995 and the seven months ended September 29, 1996 were lower than the increases in store square footage because the majority of square footage added was from new stores open for a partial year, which stores' sales per square foot were significantly lower than newly remodeled or older, more mature stores.

    Sales per square foot of selling space were $842, $813 and $802 (excluding the 53rd week of fiscal 1996) in fiscal 1994, 1995 and 1996, respectively. This trend and the decrease in same store sales in fiscal 1996 was the result of several factors, including (i) new, larger and less mature stores became a more significant part of Hughes' sales, (ii) older stores were maturing to a level where substantial sales growth was more difficult and (iii) Hughes experienced lower sales in certain existing stores due to Hughes' competitors opening, replacing or remodeling a number of stores located near Hughes' stores. Sales per square foot of selling space increased from an annualized rate of $794 for the seven months ended September 24, 1995 to $802 for the seven months ended September 29, 1996 and same store sales increased due to the closure of an underperforming store in 1996, the timing of new store openings and improvement in the Southern California economy.

    For each of the three fiscal years ended March 3, 1996, and for the seven months ended September 29, 1996, Santee was a 51%-owned subsidiary of Hughes, and the accounts of Santee were included in Hughes' consolidated financial statements for those periods. In November 1996, Hughes sold a 1% equity interest in Santee to Stater (which previously owned 49% of Santee), resulting in (i) Hughes and Stater each becoming 50% owners of Santee and (ii) Santee ceasing to be a consolidated subsidiary of Hughes. As a result, for periods subsequent to the sale of this 1% interest to Stater, Santee will be accounted for using the equity method of accounting. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

    The table below sets forth items in Hughes' consolidated statements of income as a percentage of sales:

                                                             FISCAL YEAR ENDED                       SEVEN MONTHS ENDED
                                               ---------------------------------------------  --------------------------------
                                                FEBRUARY 27,     FEBRUARY 26,     MARCH 3,     SEPTEMBER 24,    SEPTEMBER 29,
                                                    1994             1995           1996           1995             1996
                                               ---------------  ---------------  -----------  ---------------  ---------------
Sales........................................         100.0%           100.0%         100.0%         100.0%           100.0%
Cost of Sales, including Distribution and
  Occupancy Expenses.........................          78.9             79.6           78.6           78.6             78.5
                                                      -----            -----          -----          -----            -----
Gross Margin.................................          21.1             20.4           21.4           21.4             21.5
Selling, General & Administrative Expenses...          19.0             18.8           18.8           19.0             18.7
                                                      -----            -----          -----          -----            -----
Operating Income.............................           2.1              1.6            2.6            2.4              2.8
Interest Income..............................           0.1              0.1            0.2            0.2              0.1
Interest Expense.............................          (0.4)            (0.4)          (0.4)          (0.4)            (0.3)
                                                      -----            -----          -----          -----            -----
Earnings Before Income Taxes and Minority
  Interest...................................           1.8              1.3            2.4            2.2              2.6
Income Taxes.................................           0.8              0.6            1.0            0.9              1.2
Minority Interest in Subsidiary Loss.........            --              0.1             --             --              0.1
Net Income...................................           1.0%             0.8%           1.4%           1.3%             1.5%
                                                      -----            -----          -----          -----            -----
                                                      -----            -----          -----          -----            -----
EBITDA Margin................................           3.8%             3.3%           3.7%           3.5%             4.3%

RESULTS OF OPERATIONS

SEVEN MONTHS ENDED SEPTEMBER 29, 1996 COMPARED TO SEVEN MONTHS ENDED SEPTEMBER
  24, 1995

    SALES

    Sales for the seven months ended September 29, 1996 increased $27.9 million, or 4.3%, as compared to the comparable period in 1995. This increase reflected slightly higher same store sales of 0.7% and the impact of the net addition of two new stores during the seven months ended September 29, 1996. Two remodels were also completed in the first seven months of 1996 and a new store was opened in September 1995. Santee's sales (15% of consolidated sales for the seven months ended September 29, 1996) increased 9% as compared to the comparable period in 1995, primarily due to the pass-through of a portion of raw milk cost increases to its customers.

    COST OF SALES, INCLUDING DISTRIBUTION AND OCCUPANCY EXPENSES

    Cost of sales, including distribution and occupancy expenses, was 78.5% of sales for the seven months ended September 29, 1996, as compared to 78.6% of sales for the comparable period in 1995. The slight improvement was primarily the result of improved buying and an increase in the proportion of higher margin products in the overall sales mix. In addition, Hughes' management believes that recent improvements in the Southern California economy contributed to this improvement. See "Business--Market Overview." Offsetting a portion of these improvements was a higher last-in-first-out ("LIFO") adjustment of approximately $1.0 million, together with higher occupancy expenses related to new stores. Santee's cost of sales increased in 1996 as compared to 1995, as raw material cost increases outpaced sales price increases to customers. Santee's occupancy expenses increased during the seven months ended September 29, 1996 as compared to the comparable period in 1995 because of increased rent expense resulting from the expected early termination of the existing dairy lease and the accelerated depreciation of its leasehold interest and equipment at the existing dairy plant.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses decreased to 18.7% of sales for the seven months ended September 29, 1996, as compared to 19.0% of sales for the comparable period in 1995. This reduction in expenses was due primarily to increased benefit credits related to the Southern California UFCW and Food Employers Joint Pension Trust Fund and Benefit Fund (the "Food Employers Funds") ($3.0 million of credits for the seven months ended September 29, 1996, as compared to $2.4 million of credits for the comparable period in 1995). The Food Employers Funds were overfunded principally due to large contributions by employers, higher than normal investment returns and cost containment of certain medical benefits. As a result, the Food Employers Funds received credits in the form of suspended contributions. Santee's selling, general and administrative expenses remained stable and thus contributed to the overall improvement in 1996.

    OPERATING INCOME

    Operating income increased 21% for the seven months ended September 29, 1996 as compared to the comparable period in 1995, reflecting the 4.3% increase in sales and an increase in operating margins to 2.8% of sales from 2.4% of sales for the comparable period in 1995. This increase was due to improved gross margins and lower selling, general and administrative expenses.

    INTEREST INCOME

    Interest income decreased approximately $0.5 million for the seven months ended September 29, 1996 as compared to the comparable period in 1995, reflecting lower average cash balances due to the repayment of debt and the making of capital expenditures, including $5.7 million for the purchase by Santee of land for the construction of the new dairy plant. See "Risk Factors--Risks Relating to Santee Dairies."

    INTEREST EXPENSE

    Interest expense decreased by approximately $0.5 million for the seven months ended September 29, 1996 as compared to the comparable period in 1995, reflecting lower average debt levels. Long-term debt, including the current portion thereof, was $12.2 million at September 29, 1996, as compared to $23.8 million at September 24, 1995.

    INCOME TAXES

    Hughes' income tax expense reflects the federal statutory rate of 35% combined with the state of California's rate of 9.3% for a blended rate of approximately 41%. Hughes' consolidated effective tax rate is higher than this level because no federal benefit and only a partial state benefit was allowed due to recurring losses at Santee. Hughes' effective income tax rate was 48% for the seven months ended September 29, 1996, as compared to 43% for the comparable period in 1995.

    MINORITY INTEREST IN SUBSIDIARY LOSS

    During the seven month period ended September 29, 1996, Hughes owned 51% of Santee and, therefore, the 49% minority ownership in Santee's losses was added back to Hughes' income. Santee incurred $2.4 million in total operating losses in the seven months ended September 29, 1996 as compared to $0.6 million in the comparable period in 1995, due to increased occupancy costs and lower margins, as a result of increased rent expense resulting from the expected early termination of the existing dairy lease and the accelerated depreciation of its leasehold interest and equipment at the existing dairy plant, as well as raw material costs outpacing sales price increases to customers. See "Risk Factors--Risks Relating to

Santee Dairies." In addition, Santee's cost of sales increased during the seven months ended September 29, 1996 as compared to the comparable period in 1995, as raw materials cost increases outpaced sales price increases to customers.

    NET INCOME

    Net income totaled $10.4 million for the seven months ended September 29, 1996, as compared to $8.5 million for the comparable period in 1995. This 22% increase was due to the 21% increase in consolidated operating income.

FISCAL YEAR ENDED MARCH 3, 1996 COMPARED TO FISCAL YEAR ENDED FEBRUARY 26, 1995;

FISCAL YEAR ENDED FEBRUARY 26, 1995 COMPARED TO FISCAL YEAR ENDED FEBRUARY 27,
  1994

    SALES

    Sales for fiscal 1996 were $1.1 billion, an increase of $37 million, or 3.3%, as compared to fiscal 1995. Excluding the impact of the 53rd week in 1996, sales would have been $1,129 million, a 2% increase over fiscal 1995. The overall sales increase in fiscal 1996 as compared to fiscal 1995 was due primarily to the impact of one new store and four remodels during the year. Same store sales decreased 1.4% in fiscal 1996 due primarily to Hughes' competitors opening, replacing or remodeling a number of stores located near Hughes' stores. Santee's sales (14% of consolidated sales in fiscal 1996) were 3% higher in fiscal 1996 as compared to fiscal 1995, primarily due to the pass through of a portion of raw milk cost increases to its customers and substantial increases in co-pack and bulk dairy sales.

    Sales for fiscal 1995 were $1.1 billion, an increase of $27 million, or 2.5%, as compared to fiscal 1994. Same store sales increased 1.1% in fiscal 1995 and two new stores and four remodels also favorably impacted fiscal 1995 sales as compared to fiscal 1994. During fiscal 1994, no new Hughes stores were opened although six stores were remodeled. Santee's sales (14% of consolidated sales in fiscal 1995) were 1.6% higher in fiscal 1995 as compared to fiscal 1994, primarily due to the pass through of raw milk cost increases to Santee's customers.

    COST OF SALES, INCLUDING DISTRIBUTION AND OCCUPANCY EXPENSES

    Cost of sales, including distribution and occupancy expenses, were 78.6% of sales in fiscal 1996, as compared to 79.6% of sales in fiscal 1995. The improvement was in part the result of improved buying and an increase in the proportion of higher margin products in the overall sales mix. Offsetting some of these improvements were higher occupancy expenses related to new stores. Hughes' cost of sales also benefited from a positive LIFO provision of $0.2 million in fiscal 1996, as compared to $1.8 million charge in fiscal 1995. Santee's cost of sales, as a percentage of its sales, rose approximately 1% in fiscal 1996 as compared to fiscal 1995, primarily reflecting a substantial unit increase in lower margin co-pack and bulk lines of business and increased raw milk costs which Santee could not fully recover through increased selling prices.

    Cost of sales, including distribution and occupancy expenses, were 79.6% of sales in fiscal 1995, as compared to 78.9% of sales in fiscal 1994. The increase was due in part to lower initial margins at the two new stores and higher occupancy costs associated with newer stores. In fiscal 1995, an improvement in the gross margin was more than offset by an increase of $1.9 million in the LIFO charge. Santee's cost of sales, as a percentage of its sales, increased approximately 2% in fiscal 1995 as compared to fiscal 1994, primarily reflecting an increase in depreciation expense.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses were 18.8%, 18.8% and 19.0% of sales in fiscal 1996, 1995 and 1994, respectively. Included in the 1996 expenses were higher store labor, profit sharing and advertising expenses, as compared to fiscal 1995. Offsetting these expense increases were lower pension and benefit expenses ($7.2 million, $3.0 million and $1.2 million of benefit credits were recorded in fiscal 1996, 1995 and 1994, respectively). Excluding these benefit credits, selling, general and administrative expenses would have been 19.4%, 19.1% and 19.1% of sales in fiscal years 1996, 1995 and 1994, respectively.

    OPERATING INCOME

    Operating income was $30.3 million in fiscal 1996, an increase of 79% as compared to fiscal 1995. This reflected a sales increase of 3.3% and an increase in operating margins to 2.6% of sales from 1.6% of sales in fiscal 1995, which was attributable primarily to higher gross profit margins and lower employee benefit expenses. Operating income for fiscal year 1995 decreased $5.9 million from fiscal 1994 due to a 0.5% decline in operating margin as higher cost of sales were only partially offset by lower selling, general and administrative expenses.

    INTEREST INCOME

    Interest income was $1.3 million, $1.1 million and $0.8 million in fiscal 1996, 1995 and 1994, respectively. The increases have been due to increasing average cash balances .

    INTEREST EXPENSE

    Interest expense remained stable, at approximately 0.4% of sales, in each of fiscal 1996, 1995 and 1994.

    INCOME TAXES

    Hughes' effective income tax rates were 42%, 43% and 42% in fiscal 1996, 1995 and 1994, respectively. These rates are higher than Hughes' blended federal and state corporate tax rate of approximately 41% because of continued operating losses at Santee for which no tax benefit has been recorded at this time.

    MINORITY INTEREST IN SUBSIDIARY LOSS

    During fiscal 1996, 1995 and 1994, Hughes owned 51% of Santee and, therefore, the 49% minority ownership in Santee's losses was added back to Hughes' income. The 49% minority share of Santee's operating losses were $0.8 million, $1.4 million and $0.4 million in fiscal 1996, 1995 and 1994, respectively. Santee incurred higher operating losses in fiscal 1995 as compared to fiscal 1994, due primarily to increased depreciation expense relating to its leasehold interest and equipment at the existing dairy plant.

    NET INCOME

    Net income totaled $16.2 million, $8.4 million and $11.2 million in fiscal 1996, 1995 and 1994, respectively. Higher operating income resulted in the 93% increase in net income in fiscal 1996 as compared to fiscal 1995. The lower net income in fiscal 1995 was due to lower operating income, higher losses at Santee and the higher effective tax rate offset in part by higher interest income.

    INFLATION

    Hughes' sales for the seven months ended September 29, 1996 reflected minimal food price inflation or deflation, while sales for the comparable period in 1995 reflected estimated 1.5% inflation.

LIQUIDITY AND CAPITAL RESOURCES

QUALITY FOOD CENTERS, INC.

    Apart from bank borrowings incurred and Common Stock issued in connection with the Recapitalization, QFC's principal source of liquidity has been cash generated from operations. QFC's cash and cash equivalents increased $0.6 million during the 36 weeks ended September 7, 1996 to $11.6 million primarily due to an increase in cash provided by operations of $36.1 million, $2.7 million of proceeds received from the sale of real estate and $2.2 million from the issuance of Common Stock, which more than offset capital expenditures of $25.0 million and a reduction in borrowings under the Company's Current Credit Facility of $14.5 million. The ratio of current assets to current liabilities at September 7, 1996 decreased to 0.79 to 1, compared with 1.09 to 1 at December 30, 1995, due primarily to $18.9 million of QFC's long-term debt being classified as a current liability at September 7, 1996, while none of the long-term debt was repayable within 12 months as of December 30, 1995. As discussed below, QFC will refinance its outstanding bank borrowings when it enters into the New Credit Facility.

    QFC's expansion, remodeling and new store activities for the period from 1986 through December 28, 1996 are summarized below (dollars in thousands):

                                                          NEW OR
                     MAJOR                               ACQUIRED     SQUARE FEET      CAPITAL
FISCAL YEAR       REMODELS(1)       RE-REMODELS(2)        STORES         ADDED     EXPENDITURES(3)
-------------  -----------------  -------------------  -------------  -----------  ---------------
1986.......                3                  --                 1        58,000     $     3,500
1987.......                2                  --                --         8,000           5,700
1988.......                5                  --                --        16,000           7,600
1989.......                2                  --                 2        85,000           9,900
1990.......                1                   2                 3       107,000          16,600
1991.......                2                   1                 3       127,000          25,900
1992.......                5                   1                 3       137,000          26,800
1993.......                3                  --                 5       173,000          43,000
1994.......                2                   2                 7       239,000          28,200
1995.......                5                   2                17       609,000          89,100
1996.......                5                   8                 2       111,000          32,500
                          --
                                             ---               ---    -----------  ---------------
                          35                  16                43     1,670,000     $   288,800
                          --
                          --
                                             ---               ---    -----------  ---------------
                                             ---               ---    -----------  ---------------

------------------------

(1) Includes replacement stores.

(2) "Re-remodeled" stores are stores that have been remodeled within five years of a prior remodeling.

(3) Capital expenditures include the purchase of land (including real estate held for investment), fixtures, equipment and leasehold improvements, as well as the purchase of leasehold interests, other property rights, goodwill and covenants not to compete.

    After adding 46% to its square footage in 1995, QFC continued to add square footage in 1996. In March 1996, QFC opened a new 41,000 square foot store in the Northgate area of Seattle, which replaced a 14,000 square foot store in the same area. In August 1996, QFC opened a 66,000 square foot University Village Store in Seattle, replacing a 31,000 square foot store. QFC has also commenced construction of a new 45,000 square foot Harvard Market Store in Seattle which is expected to be completed in mid-1997. On October 19, 1996, QFC acquired two stores located in Seattle from a local independent retailer. The stores are 18,000 and 26,900 square feet, and QFC has commenced a substantial remodeling of one of such stores and plans to substantially remodel the other store as well. Additionally, QFC has secured a number of other sites that are still in the entitlement process or subject to other contingencies. QFC continues to invest in its existing stores to keep them up-to-date. In addition to the two replacement stores, as of December 28, 1996, QFC had remodeled three of the stores acquired from Olson's in 1995 and had completed remodelings of eight other stores.

    Capital expenditures, which include the purchase of land, fixtures, equipment and leasehold improvements, as well as the purchase of leasehold interests, other property rights, goodwill and covenants not to compete, were approximately $32.5 million in fiscal 1996.

    QFC paid a cash dividend of $.05 per share in February 1995. QFC has discontinued the payment of cash dividends on its Common Stock and presently intends to retain available funds to finance the growth and operations of its business.

    QFC's existing credit facility (the "Current Credit Facility") is a $220 million credit facility entered into in connection with the Recapitalization which consists of outstanding term loans of $140 million and an $80 million revolving credit facility. QFC had $145 million of total borrowings outstanding under the facility, with an interest rate of 1.25% over LIBOR, or 6.66% per annum, at December 28, 1996. QFC is currently in compliance with all financial covenants contained in the Current Credit Facility. The Current Credit Facility will be refinanced and replaced by the New Credit Facility prior to or concurrently with the closing of the Common Stock Offering and the Notes Offering.

    HUGHES MARKETS, INC.

    Hughes' principal source of liquidity has been cash generated from operations. Hughes' cash and cash equivalents decreased $21.6 million during the seven months ended September 29, 1996 to $10.5 million, primarily due to purchases of property and equipment of $28.7 million and net debt payments of $15.2 million, offset in part by cash generated from operations of $23.8 million. The large capital expenditures during the seven months ended September 29, 1996 primarily related to the new dairy plant being constructed by Santee. See "Risk Factors--Risks Relating to Santee Dairies" and "Business--Hughes Markets, Inc.--Santee Dairies." Additional capital expenditures related to the opening by Hughes of two new 43,945 square foot stores in Alisa Viejo, California and Placentia, California in June 1996 and July 1996, respectively, a new 47,400 square foot store in the Valencia area of Southern California in October 1996 and the construction of a new store in Mission Viejo, California which is expected to open in March 1997. The ratio of current assets to current liabilities at September 29, 1996 decreased to 0.89 to 1, as compared to 1.17 to 1 at March 3, 1996, primarily due to the purchase by Santee of land and construction costs of the new dairy. At September 29, 1996, Hughes had an unused $32 million revolving credit facility which will be terminated in connection with the Hughes Acquisition.

    The total cost of constructing the new Santee dairy is estimated to be approximately $100 million, including production equipment and capitalized interest and other costs. The new dairy is scheduled to be completed in December 1997 and be fully operational by March 1998. There can be no assurance that the new dairy will be completed for this amount or that it will be completed and operational by the dates anticipated. As of January 31, 1997, approximately 40% of the aggregate budgeted capital expenditures for the construction of the new dairy had been made. See "Risk Factors--Risks Relating to Santee Dairies." Presently, negotiations are under way with certain parties to purchase approximately $80 million of senior secured notes (the "Santee Notes") to be issued by Santee to finance construction of the new dairy. However, no assurance can be given that financing for the new dairy will be obtained on acceptable terms or at all. See "Risk Factors--Risks Relating to Santee Dairies" and "Description of Certain Indebtedness--Santee Dairies."

    Santee is presently party to the Santee Credit Facilities. Santee is currently in default under certain of the financial covenants relating to the Santee Credit Facilities and is presently negotiating with its lender to extend the Santee Credit Facilities and to obtain the appropriate waivers. It is expected that all the Santee Credit Facilities will remain in place after the Hughes Acquisition except for the Santee Bridge Loan which will be replaced by any long-term dairy financing if such financing is obtained. See "Risk Factors--Risks Relating to Santee Dairies" and "Description of Certain Indebtedness--Santee Dairies."

    THE COMPANY

    It is expected that the New Credit Facility will consist of (i) a $275 million term loan facility (the "Term Loan Facility"), (ii) a $125 million revolving credit facility (the "Revolving Credit Facility") and (iii) a $200 million reducing revolving credit facility (the "Acquisition Facility"). To the extent that the gross proceeds from the Common Stock Offering exceed $150 million, then, at the Company's option, the amount of the Term Loan Facility may be decreased, and the amount of the Acquisition Facility may be increased, by an amount not to exceed the lesser of (1) such excess and (2) $25 million. Principal repayments under the Term Loan Facility are expected to be due in quarterly installments from June 30, 1998 through the final maturity of the New Credit Facility in March of 2004. The Revolving Credit Facility is expected to be available for working capital and other general corporate purposes, including permitted acquisitions, and any outstanding amounts thereunder will become due on March 31, 2004. The Acquisition Facility is expected to be used to consummate permitted acquisitions and will become due on March 31, 2004. Additionally, the Revolving Credit Facility and the Acquisition Facility may be used to make investments in Santee in an amount not to exceed $80 million to finance construction of Santee's new dairy. The Company estimates that, on the date the New Credit Facility becomes effective, the Company will borrow $275 million under the Term Loan Facility. See "The Acquisitions--Financing." It is expected that, at the Company's option, the interest rate per annum applicable to the New Credit Facility will either be (1) the greater of one of the bank agents' reference rate or 0.5% above the federal funds rate in each case, plus a margin (0% initially) or (2) LIBOR plus a margin ranging from 0.875% to 1.0% initially, in each case with margin adjustments dependent on the borrower's senior funded debt to EBITDA ratio from time to time. See "Description of Certain Indebtedness--New Credit Facility."

    The Company has currently budgeted capital expenditures for 1997 of approximately $62 million in order to remodel existing stores and to acquire and open new stores. However, the Company will continue to seek attractive acquisitions of other regional supermarkets and supermarket chains, as well as additional stores and store sites and actual capital expenditures may vary significantly to the extent that these opportunities arise and the Company is able to obtain financing for these acquisitions. Accordingly, the Company is unable to predict with certainty its capital expenditure budget for fiscal 1997 or any future period. Capital expenditures may be increased to the extent that the Company is required to invest funds in Santee resulting from Santee's inability to obtain long term financing.

    The Company anticipates that cash flow from operations and borrowings under the New Credit Facility will be sufficient to provide financing for the $62 million of capital expenditures which is currently budgeted through the end of fiscal 1997. However, to the extent that the Company pursues additional acquisitions or seeks to make additional expenditures, or to the extent that Santee is unable to obtain the required financing for its new dairy, the Company may be required to seek additional sources of financing, which may include additional borrowings or sales of its Common Stock and there can be no assurance that the Company will be able to obtain such additional financing on acceptable terms or at all. In addition, the Company has from time to time issued shares of Common Stock to finance acquisitions (as it did for a portion of the Olson's Merger in 1995 and as it did in the KUI Acquisition) and may do so again in the future.

                                    BUSINESS

    THE INFORMATION CONTAINED HEREIN INCLUDES CERTAIN DEMOGRAPHIC AND ECONOMIC INFORMATION FOR SOUTHERN CALIFORNIA AND THE SEATTLE/PUGET SOUND REGION, AND ALSO INCLUDES CERTAIN DATA REGARDING THE U.S. FOOD RETAILING INDUSTRY AND CERTAIN FOOD RETAILERS. ALTHOUGH QFC HAS OBTAINED SUCH INFORMATION FROM SOURCES IT BELIEVES ARE RELIABLE, IT HAS NOT INDEPENDENTLY VERIFIED ANY SUCH INFORMATION AND THERE CAN BE NO ASSURANCE AS TO ITS ACCURACY. IN ADDITION, HISTORICAL INCREASES IN POPULATION OR JOBS OR DECREASES IN UNEMPLOYMENT IN ANY AREA DO NOT PURPORT TO BE INDICATIVE OF WHETHER POPULATION, JOBS OR UNEMPLOYMENT WILL INCREASE OR DECREASE IN THE FUTURE. FURTHER, BECAUSE COMPETITORS OF QFC, HUGHES AND KUI GENERALLY DO NOT MAKE AVAILABLE INFORMATION REGARDING THEIR SALES IN THESE SPECIFIC REGIONS, MARKET SHARE INFORMATION IS SUBJECT TO A NUMBER OF ESTIMATES AND ASSUMPTIONS AND THERE CAN BE NO ASSURANCE AS TO ITS ACCURACY.

GENERAL

    QFC is a leading operator of premium supermarkets in the Seattle/Puget Sound region of the State of Washington having expanded its market share from approximately 6% of total supermarket sales in 1986 to approximately 20% today, according to management estimates and calculated on a pro forma basis after giving affect to the KUI Acquisition. Since commencing operations in 1954, QFC has developed a modern store base in many prime locations, strong name recognition and a reputation for superior quality and service. During the ten fiscal years ended December 30, 1995, QFC's EBITDA margin has increased from 4.3% to 8.2% (8.5% for the 36 weeks ended September 7, 1996) which management attributes primarily to the development of innovative merchandising strategies, such as increased emphasis on higher margin specialty departments, combined with enhanced cost controls. With the acquisition of Hughes, QFC will enter into new markets beyond the Seattle/Puget Sound area and, with the KUI Acquisition, QFC has continued to expand within the region as part of its overall strategy of becoming a leading multi-regional operator of premium supermarkets. Upon consummation of the Hughes Acquisition, the Company will operate 84 stores in the Seattle/Puget Sound region as well as 56 "Hughes Family Markets" stores in Southern California. On a pro forma basis after giving effect to the Acquisitions, the Company would have had sales of approximately $2 billion and EBITDA of approximately $125 million for the 52 week period ended September 7, 1996.

    Management believes that the Company's QFC stores offer customers superior value by emphasizing an extensive selection of high quality perishable items, excellent customer service, convenient store locations and hours, a variety of specialty departments and competitive prices. QFC stores, which average approximately 31,000 square feet in size, are open seven days a week, 24 hours a day, and feature a number of specialty departments such as full service delicatessens, store seafood departments, bakery departments with coffee/espresso bars, and floral departments. Many QFC stores also offer natural food sections, video rentals, fresh juice bars and pharmacies. In addition, QFC has been an industry leader in leasing space within its stores to branded specialty food operators, including STARBUCKS COFFEE, CINNABON WORLD FAMOUS CINNAMON ROLLS and NOAH'S NEW YORK BAGELS, as well as to full service banks such as SEAFIRST BANK. QFC has recently significantly expanded its selection of prepared foods and "home meal replacement" items which management believes appeal to the increasing convenience orientation of consumers. Examples include complete hot meals which are ready to serve, pre-cooked dinners which are ready to heat and eat, "Chef's Express" gourmet entrees which are specially prepared and ready to cook, and "Northwest Sandwich Bars" which feature a variety of pasta dishes, specialty and made-to-order hot and cold sandwiches, pre-made salads and self-serve soup and salad bars. Management believes that over the last five fiscal years, QFC has achieved EBITDA margins well in excess of the average for the U.S. supermarket industry, which management attributes primarily to QFC's superior merchandising and operating practices combined with favorable customer demographics in the Seattle/Puget Sound region.

    Upon consummation of the Hughes Acquisition, the Company will own and operate 56 premium supermarkets under the "Hughes Family Markets" name in Southern California. Management believes that Hughes, which commenced operations in 1952 with one store, has developed a strong reputation in

Southern California for providing high levels of customer service together with a broad selection of high-quality meat, produce and other perishables. Management estimates that Hughes' market share among Southern California supermarkets (excluding San Diego county) was approximately 5% for 1995. Hughes' stores average approximately 37,000 square feet in size and are generally located near desirable residential areas. Management believes that Hughes has among the most modern store bases of any supermarket chain in Southern California (defined to exclude San Diego) due in part to its ongoing store remodeling program. Hughes supplies the majority of its stores' inventory from its own centrally located 600,000 square foot warehousing and distribution facility built in 1993. Hughes also owns a 50% interest in Santee, one of the largest dairy plants in California, which provides dairy and other products to Hughes, as well as to certain other third parties, under the well-known "Knudsen" and other labels.

    The KUI Acquisition, which closed on February 14, 1997, provides the Company with desirable store locations primarily in the southern Puget Sound region and the Olympic Peninsula of the State of Washington, areas in which QFC currently has a limited presence. Management currently anticipates that it will retain 20 of the 25 stores acquired from KUI. Most of such stores will be converted to the QFC name and format and remodeled in order to implement QFC's merchandising and operating practices, although it is expected that the Company (through KUI) may continue to operate certain of these stores under KUI's current "Stock Market" name and format. In addition, management believes that the KUI Acquisition provides the Company with additional critical mass in the Seattle/Puget Sound region which should improve purchasing and distribution and help create economies of scale. After giving effect to the KUI Acquisition, including the anticipated divesture of five KUI stores, management estimates that QFC's 1995 market share among supermarkets in the Seattle/Puget Sound region would have been approximately 20%. See "The Acquisitions."

GROWTH STRATEGY

    The Company's strategic objective is to become a leading multi-regional operator of premium supermarkets in order to continue to achieve its goal of controlled and profitable growth. To this end, the Company plans to capitalize on its acquisition, merchandising and operating expertise to: (i) increase sales and enhance margins in existing and newly acquired stores, (ii) realize the benefits of the Hughes and KUI Acquisitions, (iii) acquire and build new stores in its existing and contiguous markets and (iv) acquire supermarket chains in attractive new markets. In order to facilitate this phase of the Company's development, the Company has hired a new chief executive officer and senior vice president for corporate development to pursue and integrate acquisitions at a holding company level, thus allowing current senior management to remain focused on existing operations. See "The Proposed Reorganization" and "Management." See "Risk Factors--Risks Relating to Acquisition Strategy" for a discussion of certain uncertainties pertaining to the Company's strategy.

INCREASE SALES AND ENHANCE MARGINS IN EXISTING AND NEWLY ACQUIRED STORES.

    One of the Company's top priorities is to increase sales and enhance margins in existing and newly acquired stores by: (i) emphasizing higher margin specialty and convenience items, (ii) expanding sales of proprietary brands (private label) and (iii) maintaining its high quality store base.

    - EMPHASIZE HIGHER MARGIN SPECIALTY AND CONVENIENCE ITEMS. The Company intends to further develop and implement specialty and convenience-oriented departments at its stores, which management believes are important tools to enhance margins, increase foot traffic and build customer loyalty. QFC has been an industry leader in the development of higher margin products and services, such as prepared foods and home meal replacement items, which are geared toward the increasing convenience orientation of consumers. Management believes that the increase in QFC's EBITDA margins over the past ten fiscal years has been due in part to sales of items within these departments, as well as to sales of its seafood, delicatessen, bakery, floral and other specialty products.

    - EXPAND SALES OF PROPRIETARY BRANDS. QFC recently adopted a program designed to increase its sales of proprietary brands, which typically carry higher margins than comparable branded products and at the same time help promote customer loyalty. After a long-term study of operating practices both in the U.S. and abroad, QFC developed a three-tier proprietary brands philosophy which is approximately two-thirds implemented. As a result of this effort, QFC has increased the percentage of proprietary brand sales from less than 2.5% of grocery sales at the beginning of fiscal 1996 to approximately 8% of grocery sales at the end of fiscal 1996. This percentage is well below the estimated 1995 supermarket industry average, which management believes was approximately 15% of sales, thus providing a significant opportunity for growth of proprietary brand sales.

    - MAINTAIN ITS HIGH QUALITY STORE BASE. The Company believes that QFC and Hughes stores are among the most modern and well-maintained in their respective regions, due in part to their respective remodeling programs. During the five fiscal years ended December 28, 1996, QFC remodeled or "re-remodeled" 31 stores, of which 16 were acquired stores which were remodeled as part of their conversion to the QFC format. Of the 20 stores expected to be retained in the KUI Acquisition, 13 are presently expected to be significantly remodeled to facilitate the implementation of QFC's merchandising and operating practices prior to their conversion to the QFC name and format. While management believes that the Hughes stores are generally in good condition, the Company plans to selectively remodel certain Hughes stores in order to enhance the presentation and merchandising of meat, seafood, delicatessen items and other perishables and to add or enhance full-service and leased specialty departments.

REALIZE THE BENEFITS OF THE HUGHES AND KUI ACQUISITIONS.

    Management believes that the acquisition of Hughes and KUI will provide the Company with a number of benefits, including the following:

    - CROSS-FERTILIZATION OF OPERATING CAPABILITIES. Management believes that significant opportunities exist to improve results of operations at acquired stores through the implementation of QFC's merchandising and operating practices. For example, management believes that the Hughes stores will benefit from the adoption of certain merchandising practices successfully implemented at QFC stores, including practices relating to the development of higher margin specialty and convenience oriented departments. The Company will also seek to expand the use of proprietary brands at Hughes by drawing on QFC's own recently developed proprietary brands program. Similarly, the Company expects its QFC stores to benefit from the experience of Hughes' management in areas such as purchasing, distribution and category management.

    - PURCHASING AND DISTRIBUTION-RELATED BENEFITS. Management anticipates that certain benefits will accrue to the Company in the area of purchasing and distribution as a result of both the Hughes and KUI Acquisitions. For example, as a result of the KUI Acquisition, management believes that the Company's larger size in the Seattle/Puget Sound region provides the Company increased flexibility with regard to supply and distribution options and should enhance its ability to negotiate lower prices from its suppliers. Management also expects that the Company's Seattle/Puget Sound operations will benefit from Hughes' experience in operating its own warehouse and distribution center. Further, to the extent that the Company adds to its store base in Southern California, it is expected that it will benefit from excess capacity at the Hughes distribution center, which management estimates is currently operating at approximately 50% of capacity.

    - COST SAVINGS AND VOLUME EFFICIENCIES. The Company expects to achieve cost savings from the elimination of redundant administrative staff, the consolidation of management information systems and a decreased reliance on certain outside services as a result of the Acquisitions. In addition, the Company expects to benefit from savings in the areas of store supplies, store maintenance, and risk management, among other areas, as a result of increased purchasing power and volume and operating efficiencies.

ACQUIRE AND BUILD NEW STORES IN ITS EXISTING AND CONTIGUOUS MARKETS.

    The Company plans to continue to acquire, and to a lesser extent build, new stores in its existing and contiguous markets. Management believes that in-market acquisitions provide an efficient way for the Company to increase sales in its markets without the resulting increase in overall supermarket capacity caused by the construction of additional stores. During the past six years, QFC has acquired and successfully integrated 30 stores from ten operators in the Seattle/Puget Sound region, including 12 stores acquired from Olson's Food Stores in 1995. The KUI Acquisition represents a continuation of this strategy of expanding QFC's presence in its existing and contiguous markets. Over the last several years the Seattle/ Puget Sound region has been one of the fastest growing areas in the United States in terms of population, and the KUI Acquisition not only expands the Company's presence in the region but also broadens the Company's coverage of the southern portion of the region and the Olympic Peninsula. See "--Market Overview--Seattle/Puget Sound." This strategy also encompasses expanding into the northern part of the Puget Sound region as well as into contiguous areas such as eastern Washington and Portland, Oregon. The Company will seek to implement this strategy in its new Southern California market as well.

ACQUIRE SUPERMARKET CHAINS IN ATTRACTIVE NEW MARKETS.

    The Company will continue to actively seek growth opportunities outside its existing and contiguous markets by pursuing the acquisition of supermarket chains which are well-known within their respective markets, have strong growth potential and are located in geographic areas exhibiting favorable economic and demographic conditions. For example, Hughes has a reputation for high quality products and customer service with stores located in Southern California, an area which the Company believes has recently begun to exhibit growth in jobs and population and a decrease in unemployment. See "--Market Overview--Southern California." The acquisition of Hughes is the first step in the Company's plans to become a leading multi-regional operator of premium supermarkets. Management believes that there are a number of attractive acquisition opportunities in desirable growth areas, and that these opportunities are attributable in part to the fragmented nature of a large portion of the domestic supermarket industry.

INDUSTRY OVERVIEW

    The food retailing industry in the United States includes national and regional supermarket chains, independent and specialty grocers, traditional convenience food stores and newer "alternative format" food stores, including warehouse club stores, deep discount food operators and supercenters. Management believes that a large portion of the U.S. supermarket industry is highly fragmented. In particular, according to industry reports, the top ten operators of supermarkets (excluding convenience and grocery stores with annual sales of less than $2 million and also excluding warehouse stores, club stores, deep food discounters and supercenters) accounted for approximately 30% of the approximately $312 billion of 1995 domestic supermarket sales, while no supermarket operator outside of the top five accounted for more than 3% of such sales. According to industry reports, approximately 150 supermarkets had sales of $250 million or higher in 1995. Recently, the food retailing industry has been experiencing consolidation as larger supermarket chains acquire smaller independent competitors within their markets as well as supermarket chains in different geographic markets. According to the PROGRESSIVE GROCER ANNUAL REPORT published in April 1996, high-volume chain supermarkets accounted for 77% of 1995 supermarket sales, as compared to only 62% in 1975. Management believes that the supermarket industry will continue to consolidate and that the Company is well positioned to take advantage of this consolidation through the acquisition of competitors within the Seattle/Puget Sound region and Southern California, as well as supermarket chains in other geographic markets considered attractive by management.

    Management believes that, in recent years, the trend toward increased convenience has led to an increase in eating away from home and the purchase of prepared meals for home consumption. According to the U.S. Department of Commerce, retail sales for "eating and drinking" establishments increased by 6.2% per annum from 1986 to 1995, significantly higher than the 3.7% annual growth experienced by "food stores" during the same period. In response to this trend, supermarkets have expanded their frozen food selections, full service specialty departments such as delicatessens, and home meal replacement products, each of which provide convenience-oriented consumers with an alternative to restaurants and fast food establishments. Home meal replacement items vary by supermarket chain but can include hot meals which are ready to serve, pre-cooked dinners which are ready to re-heat, pre-seasoned meals which must be cooked, pre-made or custom sandwiches, sushi, pre-made salads, soups and self-serve salad bars. Management believes that QFC is a leader in terms of the selection and quality of the meal replacement products it offers and that these higher margin products promote increased store traffic and customer loyalty, as well as higher sales and margins.

MARKET OVERVIEW

    SEATTLE/PUGET SOUND

    According to data compiled by Conway Pedersen Economics, Inc. ("Conway Pedersen"), an economic consulting firm, the Seattle/Puget Sound region has expanded more rapidly than the nation over the past ten years. According to Conway Pedersen, the population of the region has grown 10.3% since 1990 to an estimated 3.1 million by 1996 and is forecasted to continue growing approximately 2% per annum through 1998. In addition, according to Conway Pedersen, the area had one of the highest per capita household incomes in the United States in 1995 and was recently chosen the "number one" place to live and work by FORTUNE magazine. According to Conway Pedersen, job growth for 1996 is expected to exceed 3.0% as Boeing, the area's largest employer, has renewed hiring plans in response to the recent increase in demand for commercial aircraft. This compares to job growth as reported by Conway Pedersen of 1.9% in 1995 and forecasted future growth exceeding 3.0% per annum through the year 1998. According to Conway Pedersen, unemployment has also declined to its lowest level in five years, which was expected to reach 4.8% by the end of 1996, as compared to approximately 6.7% in 1992. In addition to the aerospace industry, key industries include computer software, bio-technology, financial services, healthcare service and international trade.

    SOUTHERN CALIFORNIA

    According to data compiled by the UCLA Business Forecasting Project (the "UCLA Forecast"), Southern California (defined to include the counties of Los Angeles, Orange, Riverside, San Bernardino, San Diego, Santa Barbara and Ventura) had an estimated 1996 population of more than 18.8 million people or more than 50% of the total population of California. According to the UCLA Forecast, job growth in the region was approximately 2.3% for the 12 months ended October 31, 1996. In addition, the UCLA Forecast indicates that, at October 31, 1996, the unemployment rate in California was approximately 7.3%, down from approximately 9.4% in 1993, and is forecasted to continue declining to below 6.0% by 1998. In addition to aerospace and defense, key industries include entertainment, financial services, healthcare services, international trade and tourism. According to Regional Financial Associates, Inc. ("RFA"), an economic consulting firm, the region's motion picture industry accounted for nearly 130,000 jobs as of mid-1996, more than double the number employed in the industry in mid-1986. Tourism is also an important source of jobs for the region with over 22 million overnight visitors having spent an estimated $10 billion in 1995 according to RFA. Recently, the most rapidly growing areas in Southern California in terms of population and job growth have included those surrounding Los Angeles, such as Riverside, San Bernardino, Orange and Ventura counties according to RFA.

QUALITY FOOD CENTERS, INC.

    Unless otherwise expressly stated or the context otherwise requires, the discussion set forth under "Business--Quality Food Centers, Inc." relates solely to the stores owned and the business conducted by QFC prior to the Acquisitions, and does not include stores owned and businesses conducted by Hughes or KUI.

MERCHANDISING

    QFC's merchandising goals are to attract new customers, become the primary source for its customers' weekly grocery needs and capture a greater portion of their supermarket spending. In order to achieve these goals, QFC's merchandising strategy emphasizes: (i) superior customer service, (ii) a wide variety of high quality meat, seafood, produce and other perishables, (iii) high quality convenience-oriented specialty departments and services and (iv) a broad assortment of higher-margin proprietary brands. Management believes that QFC's strengths in merchandising, combined with its competitive pricing, have earned QFC stores a reputation for providing superior "value" to their customers and have resulted in a loyal customer base.

    SUPERIOR CUSTOMER SERVICE. Management believes that QFC's commitment to superior customer service distinguishes it from much of its competition. In addition to its stores remaining open 24 hours a day, seven days a week, QFC's operating practices have been designed to emphasize customer convenience and satisfaction. Employees typically attend department specific training classes at QFC's training center located at its headquarters and also generally receive follow-up in-store training. QFC employees are trained to actively address customer needs by asking shoppers whether they need help and then by locating, recommending and selecting merchandise for their customers. For example, employees in QFC's meat and seafood departments, in addition to offering specialized service in those areas, are trained to assist customers with cooking instructions and recipes and direct them to employees in other departments, such as wine specialists found in selected stores, for additional needs. QFC product preparation areas in these departments are open to promote such interaction with customers. QFC also emphasizes a broad selection of product choices and brands within any given food category in an effort to foster "one-stop shopping." Each store's staff is encouraged to be friendly, which often results in employees knowing their regular customers by name. QFC's flagship University Village store in Seattle offers a child center with trained child-care personnel. Each store's checkout stands are custom designed to speed the checkout process and incorporate computerized scanning and other systems to aid in the checkout process. QFC also accepts credit and debit cards for the convenience of its customers, checkout clerks unload items from the cart to the checkout stand and courtesy clerks are available to assist shoppers with their grocery bags after checkout.

    WIDE VARIETY OF HIGH QUALITY MEAT, SEAFOOD, PRODUCE AND OTHER
PERISHABLES. Offering a wide variety of consistently high quality meat, seafood and produce to its customers is a fundamental tenet of QFC's merchandising strategy. Management believes that its reputation for providing among the freshest and widest varieties of these major groups of perishables, displayed in a clean and visually appealing presentation, is a major attraction for its customers. QFC provides carefully trimmed "choice" USDA beef, high quality pork and Washington-grown poultry. QFC has also recently introduced a high-end branded beef known as "premier choice" as well as kosher meats and poultry in selected stores prepared at QFC's USDA-approved processing facility. Management believes that its seafood departments have a reputation for providing among the finest quality and widest selection of seafood and shellfish in the Seattle/Puget Sound area. As part of this emphasis on quality, QFC has full-time employees stationed in its primary seafood supplier's facility to pre-screen seafood products before they are shipped to QFC. QFC's in-store produce employees are trained to eliminate items that do not meet QFC standards and to carefully trim, hand stack and attend to the display and presentation of the produce. In an effort to provide specialty salads and other products of consistently high quality in every QFC deli department, many deli items are prepared in QFC's central commissary which has improved quality, consistency and shelf life. Instead of baking in each store, several bakeries in the Seattle/Puget Sound area deliver fresh baked goods daily to QFC's stores, which management believes allows QFC to sell higher quality and a wider variety of baked goods with greater product consistency than if these products were baked on-site.

    HIGH QUALITY CONVENIENCE-ORIENTED SPECIALTY DEPARTMENTS AND SERVICES. QFC provides a broad variety of products and services through its specialty departments which have been designed to appeal to the increasing convenience orientation of supermarket customers. For example, in the past year, QFC has placed significant emphasis on prepared foods and "home meal replacement" items. Such items include complete hot meals, such as prime rib, london broil and salmon dinners, which are ready to serve, pre-cooked dinners which are ready to heat and eat, and "Chef's Express" gourmet entrees which are specially prepared and ready to cook. QFC stores also offer "grab and go" salads, "Northwest Sandwich Bars" which feature hot pasta dishes, soups and specialty and made-to-order hot and cold sandwiches and coffee and espresso bars. Certain stores also offer fresh juice bars, natural foods departments and sushi selections. All stores offer photo-processing, floral departments and automated bank-teller machines for added convenience, while video rentals and pharmacies are offered at some of QFC's stores. In addition, QFC currently leases or sub-leases space at a number of its stores to STARBUCKS COFFEE, CINNABON WORLD FAMOUS CINNAMON ROLLS and NOAH'S NEW YORK BAGELS, as well as to full service banks such as SEAFIRST BANK.

    BROAD ASSORTMENT OF HIGHER-MARGIN PROPRIETARY BRANDS. QFC has recently developed a comprehensive three-tier proprietary brands program, which includes "SIGNATURE" brands, "ENDORSED" brands, and "PRICE FIGHTER" brands. This program, which was developed to help improve sales and margins and build customer loyalty, is almost fully implemented, with approximately two-thirds of the total number of expected store brand SKUs having been introduced. QFC's "SIGNATURE" brand products include premium quality items produced expressly for QFC and sold under a variety of names, such as CASTLEBURY ice cream and yogurt and Northern Cove chowders, as well as other local brands such as CUCINA! CUCINA! Italian foods for which QFC is the only supermarket distributor in the Seattle/Puget Sound region. The second tier, called "ENDORSED" brands includes a variety of high quality items, such as QFC's BAKER VALLEY FARMS dairy brand, that bear the QFC "satisfaction guaranteed" seal of endorsement. The "PRICE FIGHTER" brands are marketed under the Heritage Farm label and are designed to replace items previously provided by QFC's wholesalers with a wide selection of higher quality products that are positioned as national brand equivalents at lower prices. QFC's proprietary brands program currently includes approximately 700 stock keeping units ("SKUs"), many of which are recent additions. QFC's proprietary brands business for the 16 weeks ended December 28, 1996 accounted for approximately 8% of grocery sales whereas, according to industry reports, the estimated 1995 supermarket industry average was approximately 15%, thus providing significant opportunity for the continued growth of store brand sales.

STORE BASE AND DEVELOPMENT

    Management believes that QFC has developed a modern and well-maintained base of stores in many prime locations in the Seattle/Puget Sound area. QFC currently operates 64 supermarkets, generally in or nearby desirable residential areas.

    Management currently anticipates that it will retain approximately 20 of the 25 stores acquired in the KUI Acquisition and sell or otherwise divest the others. Of the 20 KUI stores expected to be retained, 13 are expected to be converted to the QFC name and format and thus significantly remodeled as part of the Company's plan to implement QFC's merchandising and operating practices in its new stores. It is presently expected that the Company will continue to operate the remaining stores under KUI's current "Stock Market" name and format.

    During the five fiscal years ended December 28, 1996, QFC invested approximately $217 million in capital expenditures, which have been primarily allocated toward acquiring and building new stores and expanding and remodeling or "re-remodeling" existing stores. During such period, QFC acquired or opened 34 new stores and remodeled or "re-remodeled" 31 existing stores. QFC remains committed to keeping its existing stores in top condition with the latest customer conveniences, information systems, merchandise, departments and decor.

    While most of its newer stores are larger and while QFC expects the average size of its stores to grow as stores are remodeled and expanded, QFC intends to remain flexible in terms of the size of its new and acquired stores. At the end of 1996, the total square footage of all 64 stores was approximately 2,100,000 square feet with an average store size of approximately 31,000 square feet, and a range in size from 14,000 to 66,000 square feet. QFC increased its total square footage by 22%, 46% and 6% in fiscal 1994, 1995 and 1996, respectively. The following table sets forth certain information with respect to store size.

                                                                              NUMBER OF STORES AT
                                                                               DECEMBER 28, 1996
                                                                            -----------------------
Store Size:
    Less than 20,000 square feet..........................................                 9
    Between 20,000 and 30,000 square feet.................................                21
    Between 30,000 and 40,000 square feet.................................                23
    Between 40,000 and 50,000 square feet.................................                 8
    Over 50,000 square feet...............................................                 3
                                                                                          --
                                                                                          64

    The following table sets forth additional information concerning QFC stores for the periods indicated:

                                                                      FISCAL YEAR ENDED
                                          --------------------------------------------------------------------------
                                            DECEMBER 26,       DECEMBER 25,       DECEMBER 31,       DECEMBER 30,
                                                1992               1993               1994               1995
                                          -----------------  -----------------  -----------------  -----------------
TOTAL STORES:
  Beginning of period...................             30                 33                 38                 45
    Newly constructed...................              1                  3                  1                  1
    Acquired............................              2                  2                  6                 16
    Closed..............................              0                  0                  0                  0
                                                     --                 --                 --                 --
  End of period.........................             33                 38                 45                 62
REMODELS................................              5                  3                  2                  5
RE-REMODELS(1)..........................              1                  0                  2                  2


                                            DECEMBER 28,
                                                1996
                                          -----------------
TOTAL STORES:
  Beginning of period...................             62
    Newly constructed...................              0
    Acquired............................              2
    Closed..............................              0
                                                     --
  End of period.........................             64
REMODELS................................              5
RE-REMODELS(1)..........................              6

------------------------

(1) "Re-remodeled" stores are stores that have been remodeled within five years of a prior remodeling.

    The Company's plans to expand and remodel its existing stores and to add new stores are reviewed continually and are subject to change. QFC has been highly selective in acquiring store sites and attempts to take advantage of market research and its extensive knowledge of the Seattle/Puget Sound region in evaluating opportunities. In conducting market research for store sites, QFC typically evaluates population shifts, demographic conditions, zoning changes, traffic patterns, new construction and the proximity of competitors' stores in an effort to determine a future store's sales potential. The Company's ability to expand and remodel existing stores and to open new stores, however, is subject to many factors, including successful negotiation of new leases or amendments to existing leases, successful site acquisition and the availability of financing on acceptable terms, and may be limited by zoning, environmental and other governmental regulations. See "Risk Factors--Risks Relating to Acquisition Strategy."

PURCHASING AND DISTRIBUTION

    QFC does not maintain independent distribution facilities and instead purchases the majority of its groceries, meat and some seafood, deli and produce from wholesale suppliers. QFC's merchandise is ordered on a store-by-store basis, although product selection is typically approved and monitored by a central buying group consisting of merchandise managers for various classifications of products. The central buying group also responds to customer requests and input from store managers regarding new products and merchandising ideas using category management principles and allocates shelf space to products with the assistance of QFC's schematic department which uses state-of-the-art shelf allocation software to help determine the efficient shelf layouts.

    QFC's major wholesale supplier is West Coast Grocery Company ("West Coast"), a subsidiary of Super Valu Stores, Inc. QFC purchased approximately $208.6 million and $148.9 million of products from West Coast during fiscal 1995 and during the 36 weeks ended September 7, 1996, respectively, accounting for 37.9% and 36.3% of QFC's cost of sales and related occupancy expense during such periods, respectively. Beginning with the Olson's Merger in March 1995, QFC began using Associated Grocers ("Associated") as its major wholesale supplier for the 12 stores that were previously operated by Olson's. Associated is a cooperative wholesale supplier located in Seattle, Washington. QFC purchased approximately $42.9 million and $40.1 million of products from Associated during fiscal 1995 and during the 36 weeks ended September 7, 1996, respectively, accounting for 7.8% and 9.8% of QFC's cost of sales and related occupancy expense during such periods, respectively. Currently, 49 of QFC's stores buy from West Coast and 15 from Associated. In addition, certain products, such as beer, wine, soda and certain snack foods, are purchased from other manufacturers or distributors which, as do West Coast and Associated, deliver directly to QFC's stores. QFC also maintains a central commissary where certain items, such as hot and cold salads, sauces and dressings, and certain "Chef's Express" ingredients, are prepared primarily for QFC's deli departments. In addition, kosher meat and poultry are prepared in QFC's USDA-approved processing facility. QFC also periodically purchases higher turnover products directly from the manufacturer that would otherwise be supplied by West Coast or Associated.

    The stores acquired in the KUI Acquisition currently purchase products from Associated. According to information made publicly available by Associated, KUI is currently Associated's largest customer, having accounted for approximately 19% of Associated's sales for Associated's fiscal year ended September 30, 1996. As a result of the KUI Acquisition, QFC owns 22% of the non-voting equity of Associated.

MANAGEMENT INFORMATION SYSTEMS

    Although QFC already makes extensive use of management information systems, management remains committed to the further development and use of information systems as a tool to enhance results of operations. QFC continues the migration from its mainframe host computer to a client-server based architecture to meet its long-term needs and convert to open systems technology. Management expects that QFC's new item and category management system (which tracks and analyzes sales data), coupled with expanded point-of-sale capabilities and a new pricing system under development, will enable it to improve its operations through category management and by improving pricing and promotional strategies.

    In 1993, QFC installed personal computer-based point-of-sale hardware and software in every checkout lane of every store. QFC utilizes a private voice and data network and an electronic payment system that processes customer purchases by debit and credit cards. In 1996, QFC implemented a check authorization system, which is integrated into QFC's point-of-sale hardware and software. QFC also has a direct store delivery system for non-perishable deliveries, which integrates the receipt of goods at the store with accounting and merchandising at QFC's main office. This integrated system offers QFC timely information and greater efficiency and control over product receipts, merchandising and accounts payable functions. QFC processes product orders, direct store deliveries and store accounting functions on personal computers in each store which are integrated with centralized corporate systems. In addition, custom software and laser printers are used to create shelf tags, attractive signs and customized promotional materials on-site at each store. Electronic Data Interchange ("EDI") is used extensively to transmit various business documents to and from QFC's suppliers. QFC also installed a company-wide electronic mail system in 1996.

    Management anticipates that over time, each of the KUI stores to be retained by the Company will be converted to QFC's management information system.

MARKETING AND PROMOTION

    QFC advertises primarily through newspapers, television and radio, as well as billboards and busboards. QFC also promotes products through the use of direct mail circulars, which it can produce in-house, and which are distributed every Wednesday, as well as through in-store "demonstrations," tastings and hand-outs. QFC's television and radio ads are primarily image based, promoting the quality of its products, employees and customer service, while its print advertising is primarily price/item-based.

    QFC also promotes its products through special seasonal promotions during the periods leading up to such holidays as Easter, Thanksgiving and Christmas. In addition, QFC typically advertises the opening of new stores and the re-opening of major remodeled stores and often conducts special promotions and events in connection with these openings and re-openings.

    QFC also has an in-house product demonstrations staff, which provides product demonstrations and free samples in its stores. QFC is actively involved in the community which it serves in order to be a good corporate citizen as well as to build customer loyalty, and plays a role in many local events.

    For the 36 weeks ended September 7, 1996, QFC spent approximately 55% of its marketing budget on newsprint advertisements such as newspaper inserts and circulars, approximately 27% for television and radio advertising and approximately 15% on special events such as new store opening promotions. The remainder of the budget was used for direct mail for special promotions.

COMPETITION

    The retail supermarket business is highly competitive. QFC and KUI compete primarily with national and regional supermarket chains and other food retailers, principally Safeway, Albertson's and Fred Meyer, and with smaller chains and independent stores as well as wholesale club formats, such as Price/ Costco, and specialty and convenience food stores.

    The principal areas of competition include store location; product selection and quality; convenience and cleanliness; employee friendliness and service; price; and management information enabling timely product selection, pricing and promotion decisions. QFC seeks to address each of these factors, emphasizing superior service, high quality perishables, the use of technology, and favorable store locations. Competitive pricing is implemented by reviewing competitors' prices on a regular basis through observation and independent surveys and adjusting prices as management deems appropriate. Certain of these strategies are also used by QFC's competitors, some of which have substantially greater financial and other resources than QFC. The Company will seek to address these factors in a similar fashion at the KUI stores it intends to retain.

    During the fourth quarter of 1994 and throughout 1995, QFC experienced an unusually large number of new store openings or store remodelings by its competitors near its existing stores, which resulted in reduced sales in certain of QFC's stores. Fewer such openings occurred during 1996. See "Risk Factors-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EMPLOYEES AND LABOR RELATIONS

    QFC had approximately 4,400 employees at the end of fiscal 1996. Of these, approximately 4,100 were covered by an aggregate of seven collective bargaining agreements which expire in the period from May 3, 1998 to December 1, 1998. QFC's most significant union is the United Food and Commercial Workers Union Local No. 1105, of which 2,900 QFC employees are members; this contract expires on May 3, 1998. QFC has not had a work stoppage in over 20 years and believes its labor relations are good. However, there can be no assurance that work stoppages or other labor matters will not adversely effect the Company in the future. See "Risk Factors--Labor Relations."

    KUI had approximately 1,900 employees at the end of fiscal 1996. Of these, approximately 1,700 were covered by an aggregate of 14 collective bargaining agreements which expire in the period from May 31, 1997 to June 9, 1999. KUI's largest union is the United Food and Commercial Workers Union Local No. 367, of which 900 KUI employees are currently members under contracts which expire from May 3, 1998 to November 29, 1998. QFC believes that KUI has had a good relationship with its employees. However, there can be no assurance that work stoppages or other labor matters relating to the stores acquired from KUI will not adversely affect the Company in the future. See "Risk Factors--Labor Relations."

    The Company believes that a substantial majority of the employees of supermarket chains in the Seattle/Puget Sound region, including QFC's and KUI's, are members of these collective bargaining units.

PROPERTIES

    At December 28, 1996, QFC leased 59 of its 64 supermarkets and its administrative facilities under non-cancelable operating leases with various terms expiring through December 2053, including renewal periods. The average remaining term of QFC's leases (including all renewal options) is approximately 31 years, with none of these leases subject to expiration within five years. Of the 20 stores expected to be retained in the KUI Acquisition, 18 will be leased and two will be owned. The average remaining term of the leases of these 18 KUI stores (including renewal options) is approximately 32 years and only one of such leases (expiring in April 1997) is subject to expiration within five years.

    QFC typically renegotiates a store lease prior to committing to a major store remodel. The leases generally provide for minimum rental amounts, with contingent rental payments based on a percentage of gross sales, plus real estate tax payments and reimbursement of certain common-area maintenance costs. QFC owns most of the equipment, furniture and fixtures at its retail and administrative locations and has made leasehold improvements at most locations.

    QFC may seek to increase its ownership of future store locations in instances where management believes that it can better control occupancy expenses through ownership. At December 28, 1996, QFC owned the real estate at five of its store facilities in operation, one of which was part of a small shopping center owned by QFC. The real estate operations of this center are currently not material to QFC's results of operations. During 1995, QFC sold one of the shopping centers it previously operated, in 1996 it sold another, and the one remaining center is currently for sale. QFC retained ownership of its store buildings and pads in the centers that were sold, and intends to do so in the remaining center to be sold as well. There are no mortgages on QFC's owned stores.

    QFC has entered into option agreements for, and purchased, real estate within its existing Seattle/ Puget Sound market areas where it plans to locate stores in the future. Certain of these store locations are in the entitlement process or subject to other contingencies.

SEASONALITY

    No material portion of QFC's or KUI's business is affected by seasonal fluctuations, except that sales are generally stronger surrounding holidays, especially from Thanksgiving through New Year's Day. In addition, QFC's fiscal quarters consist of three 12-week quarters and a 16-week fourth quarter. However, 1994 was a 53-week fiscal year, with a 17-week fourth quarter.

ENVIRONMENTAL MATTERS

    QFC and KUI are subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposal or other releases of hazardous materials (together, "Environmental Laws"). In particular, under applicable Environmental Laws, QFC and KUI may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to their stores and the land on which their stores are situated, regardless of whether QFC or KUI lease or own the stores or land in question and regardless of whether such environmental conditions were created by QFC or KUI or by a prior owner or tenant.

    QFC believes that it currently conducts its business, and in the past has operated its business, in substantial compliance with applicable Environmental Laws and regulations. In addition, compliance with federal, state and local laws enacted for protection of the environment has had no material effect on QFC. However, there can be no assurance that environmental conditions relating to prior, existing or future QFC or KUI stores or store sites will not have a material adverse effect on the Company. See "Risk Factors--Environmental Matters."

    In connection with the KUI Acquisition, QFC reviewed existing reports and retained environmental consultants to conduct certain investigations of the operations of KUI. Phase I environmental site assessments were conducted on the KUI stores and store sites. These Phase I environmental site assessments did not reveal any environmental matter that is likely to have a material adverse effect on the Company.

LEGAL PROCEEDINGS

    The Company is currently involved in a number of legal proceedings which have arisen in the ordinary course of business. Management believes these proceedings will not, in the aggregate, have a material adverse effect on the Company. However, the Company is unable to predict whether the outcome of such actions may or may not have a material adverse effect on the Company's results of operations in a particular future period as the timing and amount of any resolution of such actions and their relationship to future results of operations are not known.

HUGHES MARKETS, INC.

MERCHANDISING

    Hughes' merchandising strategy emphasizes: (i) superior customer service,
(ii) a wide selection of high quality products, (iii) competitive pricing and promotions and (iv) the development of proprietary brands.

    SUPERIOR CUSTOMER SERVICE. The foundation of Hughes' merchandising strategy is its commitment to providing superior service and convenience. Each Hughes store monitors customer satisfaction in an effort to respond to its customers' shopping needs. Each store's checkout lanes are supplied with postage-paid comment cards which are reviewed and typically answered personally in writing or by phone. Hughes also employs an outside firm to monitor customer service and relations. Hughes' employees typically undergo in-store training which stresses customer service and relations, such as offering to specially order a particular product for a customer in the event it is not available in a store. As part of this commitment to its customers, Hughes stores are generally open 24 hours a day, seven days a week, and offer a wide variety of services, departments and products. All Hughes stores offer photo-processing services and automated teller machines. 50 Hughes stores have on-site bakeries, 40 of which supply all of their own baked goods, 50 stores have full-service delicatessens, 52 stores have full service fish departments and the majority of the stores offer floral departments and fresh salad bars. 21 Hughes stores have in-store banking services.

    WIDE SELECTION OF HIGH QUALITY PRODUCTS. Hughes has built a reputation for offering a wide variety of consistently high quality products, with a focus on perishables such as meat and produce. Hughes stores carry only "USDA Choice" beef and American lamb and veal and other high quality pork and poultry items, while its full service seafood departments feature U.S. Department of Commerce inspected seafood items. Hughes also strives to be a leader in providing fresh produce to its customers and today enjoys a reputation for offering a wide variety of high quality produce. For example, Hughes has state-of-the-art, pressurized banana ripening rooms at its Irwindale, California distribution facility which help ensure greater consistency of color, and provide a shorter ripening cycle and longer shelf-life than conventional ripening rooms. In the past year, Hughes has also placed significant emphasis on prepared specialty foods. Under the label "Home Meal Solutions," Hughes stores sell complete meals, such as pork spareribs, lasagna, and whole rotisserie chicken dinners. Home Meal Solutions include pre-cooked dinners which are ready to heat and eat and specially prepared entrees which are pre-seasoned and ready to cook. Hughes stores also offer kids' meals and specialty and made-to-order hot and cold sandwiches. Certain stores also offer self-serve salad, soup and hot buffet bars, and freshly prepared sushi. Management intends to further develop and implement specialty and convenience-oriented departments at Hughes stores, which it believes can be important tools to enhance margins, increase foot traffic and build customer loyalty. Hughes carries a large variety of certain product groups, such as kosher, Mexican and Asian foods that are adjusted on a store-by-store basis to match local demographics.

    COMPETITIVE PRICING AND PROMOTIONS. Hughes' management believes that Hughes provides its customers with competitive prices in a variety of ways. Hughes has designed and implemented specific programs to promote customer loyalty through competitive pricing, including a "double coupon" program introduced in the greater Los Angeles area and a "red tag" program in which red tags extend from shelves to draw shoppers to special value items, certain of which are tied in to Hughes' radio advertisements and direct mail promotions. In addition, Hughes offers a 5% discount on eligible purchases to senior citizens through its Hughes "Senior Discount" card. Hughes also honors competitors' coupons, and often gives discounts on equivalent products in cases where Hughes does not carry a particular item.

    DEVELOPMENT OF PROPRIETARY BRANDS. Although Hughes has in the past focused primarily on national brands, Hughes' management believes that the recent addition of proprietary brand items has contributed to sales while also increasing customer loyalty. Hughes currently uses a two-tier proprietary brand program which includes the "Hughes" label, designed to compete with the national brands on price and quality, and the "Premier" label which Hughes attaches to its premium quality items. Hughes currently carries 449 SKUs under its proprietary brand program and management intends to increase that number in the future.

STORE BASE AND DEVELOPMENT

    Hughes has grown primarily through site acquisition and development by focusing initially on the San Fernando Valley region of California and then on other selected parts of the Los Angeles area. Because Hughes began its store expansion in Los Angeles more than 40 years ago, it has been able to develop a stable base in Los Angeles County where newer competitors are limited by such barriers to entry as the high cost of real estate and significant zoning restraints. Hughes has pursued expansion from its base in Los Angeles County by selectively entering other markets in Southern California. For example, in 1979 Hughes entered the Orange County market by acquiring five stores and has since built its presence in Orange County to twelve stores. Hughes entered the Riverside and San Bernardino markets in 1984 and now has three and seven stores, respectively, in those markets. Hughes also currently operates four stores in Ventura County. Hughes management has been highly selective when choosing a site for a new store, typically requiring a minimum population and demographic profile before acquiring the site.

    Hughes' management believes that its modern store base has been a significant element in its success. Hughes has invested approximately $161 million in capital expenditures during the most recent five fiscal years, which have been primarily allocated toward acquiring and building new stores and expanding or remodeling existing stores. During that period, Hughes has added over 380,000 square feet through the construction of 14 stores and through expansion of certain existing stores. At December 31, 1996, the total square footage of all 56 Hughes stores was approximately 2,086,000 square feet with an average store size of 37,000 square feet, and a range in size of 22,000 to 55,000 square feet. Hughes increased its total square footage by 0.2%, 4.5% and 2.3% in fiscal 1994, 1995 and 1996, respectively.

    The following table sets forth certain information with respect to Hughes' store size:

                                                                                  NUMBER OF STORES AT
                                                                                   JANUARY 31, 1997
                                                                                -----------------------
Store size:
    Between 20,000 and 30,000 square feet.....................................                 5
    Between 30,000 and 40,000 square feet.....................................                36
    Between 40,000 and 50,000 square feet.....................................                13
    Over 50,000 square feet...................................................                 2
                                                                                              --
                                                                                              56

    Hughes also seeks to refurbish its stores approximately every five to eight years. Over the last seven full fiscal years Hughes has remodeled 28 stores and approximately 69% of the total square footage of Hughes' stores is either newly constructed or was remodeled during the last seven years.

    The following table sets forth additional information concerning Hughes stores for the periods indicated:

                                                                                 FISCAL YEAR ENDED
                                               -------------------------------------------------------------------------------------
                                                 MARCH 1,       FEBRUARY 29,       FEBRUARY 27,       FEBRUARY 26,       MARCH 3,
                                                   1992             1993               1994               1995             1996
                                               -------------  -----------------  -----------------  -----------------  -------------
TOTAL STORES
  Beginning of period........................           49               52                 51                 51               53
    Newly constructed........................            3                0                  0                  2                1
    Acquired.................................            0                0                  0                  0                0
    Closed...................................            0                1                  0                  0                0
                                                        --               --                 --                 --               --
  End of period..............................           52               51                 51                 53               54
REMODELS.....................................            4                3                  6                  4                4


                                                 MARCH 4, 1996
                                                    THROUGH
                                               JANUARY 31, 1997
                                               -----------------
TOTAL STORES
  Beginning of period........................             54
    Newly constructed........................              3
    Acquired.................................              0
    Closed...................................              1
                                                          --
  End of period..............................             56
REMODELS.....................................              2

PURCHASING AND DISTRIBUTION

    Until the early 1980s, Hughes purchased most of its products from wholesalers. Since that time, Hughes has moved toward direct purchases from suppliers and self-distribution, leasing a 200,000 square foot dry goods warehouse in 1983. In 1993, in order to provide for future expansion in the region and to provide self-distribution capacity for a wider range of products, Hughes relocated into a 600,000 square foot distribution facility in Irwindale, California that it designed, constructed and currently owns. Hughes' management believes that this distribution center is currently operating at approximately 50% of its full capacity. The current distribution facility is centrally located an average of 44 miles from Hughes' stores and is serviced by a fleet of 36 tractors and approximately 70 trailers, including approximately 60 refrigerated trailers, all of which are owned by Hughes.

    The distribution facility allows Hughes to centralize purchasing, which Hughes management believes results in certain advantages. For example, centralized purchasing allows Hughes to take advantage of the benefits of purchasing large quantities, including volume discounts. Hughes' management also believes that centralization enables Hughes to help ensure that its quality standards are applied uniformly and reduces vendor distribution costs by enabling Hughes to pick up merchandise directly from its suppliers. In addition, Hughes uses computerized inventory control and ordering systems for items that are supplied through the distribution facility in order to enhance productivity and efficiency. Warehouse supplied items are purchased under a central buying arrangement designed to promote cost-effective buying, quality control and ample inventory. Hughes' management believes the move toward increased self-distribution has had a positive impact on Hughes' gross margins.

    Hughes purchases its merchandise directly from manufacturers as well as from distributors. In fiscal 1996, Hughes purchased $68.9 million of goods (approximately 8% of its cost of sales, including distribution and occupancy expenses) from Certified Grocers ("Certified"), a member-owned cooperative. Hughes uses Certified primarily for purchases of items it does not carry in its warehouse, such as frozen foods, ice cream, and certain low turnover items.

    Recently, Hughes has focused on implementing a category management program pursuant to which it will review all aspects of a product category, from promotional sales to shelf space allocation. Working with enhanced technology intended to better manage data from checkout lane scanners, together with an outside consultant, Hughes intends to improve purchasing decisions, gain greater inventory control and implement "just-in-time" delivery programs. It is expected that this category management program will lead to closer relationships and programs with its suppliers. Hughes' management believes that category management and managing product categories as individual business units can be important tools to enhance gross margins.

MANAGEMENT INFORMATION SYSTEMS

    Hughes' management believes that a high level of computerization is essential to maintaining and improving Hughes' competitive position and is committed to the further development and use of information systems as a tool to enhance results of operations. For example, Hughes uses computerized information systems, including its IBM ES-9000-411 mainframe computer, to process transactions and to provide information relating to (1) ordering, purchasing and billing and (2) reports on sales, inventories, gross profits, payroll, payables and expenses which are integrated with financial reports which enable management to better monitor results of operations. Hughes also uses a private voice and data network for communications and a LAN system which ties its stores, headquarters and warehouse to the mainframe computer. Hughes also uses an electronic payment system which enables customers to pay with debit and credit cards. Hughes also has a direct store delivery system for non-perishable deliveries which integrates the receipt of goods at the store with accounting and merchandising at Hughes' main offices. In addition, Hughes is installing new computer-based point-of-sale hardware and software in the checkout lanes of each of its supermarkets. As of January 31, 1997, this new technology had been installed in 26 stores, and is scheduled to be installed in the remaining Hughes stores by the end of 1997.

MARKETING AND PROMOTION

    Hughes advertises through a variety of means, including newspapers, television and radio. In 1996, Hughes' management began to place a greater emphasis on the use of direct mail circulars, which it believes are particularly effective because they enable Hughes to directly target potential customers living within its stores' marketing area. In addition, Hughes is able to produce these direct mail circulars in-house which enables it to more effectively control production costs. In the seven months ended September 29, 1996, approximately 31% of Hughes' advertising expenditures was spent on newspaper advertising, 22% was spent on television and radio advertising and 47% was spent on direct mail circulars.

    In addition, Hughes' in-store marketing includes third party product demonstrations and free product samples. As part of its ongoing efforts to build customer loyalty and be a good corporate citizen, Hughes and its employees are also involved in the communities that they serve and participate in a number of special events.

COMPETITION

    The retail supermarket business in Southern California is highly competitive. Hughes competes primarily with national and regional supermarket chains, including Ralphs/Food 4 Less, Vons/Pavilions, Lucky, Stater and Albertson's, with smaller chains and independent stores as well as wholesale club formats, such as Price/Costco, and specialty and convenience stores.

    The principal areas of competition include store location; product location and quality; convenience and cleanliness; employee friendliness and service; price; and management information enabling timely product selection, pricing and promotion decisions. Hughes seeks to address each of these factors, emphasizing superior customer service, high quality perishables, competitive prices, the use of technology and favorable store locations. Competitive pricing is implemented by reviewing competitors' prices on a regular basis through observation and independent surveys and adjusting prices as management deems appropriate. Certain of these strategies are also used by Hughes' competitors, some of which have substantially greater financial and other resources than Hughes.

EMPLOYEES AND LABOR RELATIONS

    At December 31, 1996, Hughes had approximately 5,000 employees, of which approximately 30% were full-time and 70% were part-time employees. Approximately 300 of Hughes' employees worked in Hughes' distribution center and approximately 4,600 were unionized employees. Hughes' most significant union contract is with the United Food and Commercial Warehouse Workers Union which covers approximately 4,100 of Hughes' retail clerks and which is due to expire in October 1999. The remaining collective bargaining agreements, which cover approximately 300 employees, expire at various dates in the period from September 1998 to October 1999. Two labor contracts, covering a total of approximately 200 employees, have recently expired and Hughes presently is in discussion with the applicable unions and anticipates that satisfactory contracts will be negotiated. Hughes has not had a work stoppage in over 10 years and believes its labor relations are good. However, there can be no assurance that work stoppages or other labor matters will not adversely affect the Company in the future.

PROPERTIES

    Hughes currently operates a total of 56 stores in Southern California. Thirty stores are located in Los Angeles County, 12 in Orange County, seven in San Bernardino County, four in Ventura County and three in Riverside County. Of these 56 stores, 53 stores are leased, including five stores that are leased to partnerships in which ownership interests are held by various members of the Hughes family. Hughes' management believes that these leases are on terms not less favorable to Hughes than could have been obtained had the properties been leased from unrelated parties. Hughes' leases generally provide for a 25 year initial term and for contingent rent based on sales. At December 31, 1996, the average remaining term on Hughes' leases, including unexercised options to extend, was approximately 25 years. Two of these leases are due to expire in the next five years. While Hughes management anticipates renegotiating these leases, there can be no assurance in this regard and, in any event, any such renegotiated leases may result in higher rent expense.

    In addition, Hughes directly owns three of its stores. At December 31, 1996, mortgages on these stores totalled approximately $1 million. Hughes also owns its 600,000 square foot distribution facility and its headquarters, both of which are located on a 38 acre parcel of land in Irwindale, California.

SEASONALITY

    No material portion of Hughes' business is affected by seasonal fluctuations, except that sales are generally stronger surrounding holidays, especially from Thanksgiving through New Year's Day. In addition, Hughes' fiscal year ends on the Saturday closest to the last day of February and generally consists of 52 weeks. However, fiscal year 1996 was a 53 week year.

ENVIRONMENTAL MATTERS

    Under applicable Environmental Laws, Hughes may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its stores and the land on which its stores are situated, regardless of whether

Hughes leases or owns the stores or land in question and regardless of whether such environmental conditions were created by Hughes or by a prior owner or tenant.

    Hughes believes it currently conducts its business, and in the past has conducted its business, in substantial compliance with applicable Environmental Laws and regulations. In addition, compliance with federal, state and local laws enacted for protection of the environment has had no material effect on Hughes. However, there can be no assurance that environmental conditions relating to prior, existing or future stores or store sites will not have a material adverse effect on the Company. See "Risk Factors-- Environmental Matters."

    In connection with the Hughes Acquisition, QFC reviewed existing reports and retained environmental consultants to conduct an environmental audit of Hughes' operations in order to identify conditions that could have material adverse effects on the Company. QFC is in the process of obtaining final reports on the results of such audit with regard to Hughes and does not believe such reports will reveal any environmental matter that is likely to have a material adverse effect on the Company.

LEGAL PROCEEDINGS

    Hughes is currently involved in a number of legal proceedings which have arisen in the ordinary course of business. Management believes these proceedings will not, in the aggregate, have a material adverse effect on the Company. However, the Company is unable to predict whether the outcome of such actions may or may not have a material adverse effect on the Company's results of operations in a particular future period as the timing and amount of any resolution of such actions and their relationship to future results of operations are not known.

SANTEE DAIRIES

    Each of Hughes and Stater owns a 50% interest in Santee, which operates one of the largest dairy plants in California. Santee processes, packages and distributes fluid whole, 2%, 1% and skim milk, as well as orange juice, fruit drinks and certain cultured products under the KNUDSEN, FOREMOST and certain store brand names. While Hughes' management believes that all of Santee's products have a reputation for high quality, Santee promotes KNUDSEN as its premium label. Santee is the exclusive licensee of the KNUDSEN trademark from Kraft for fluid milk, juices and certain cultured items in the Southern California market. In addition, Santee is the exclusive licensee from Foremost Farms, USA, of the FOREMOST trademark for fluid milk in Southern California. Santee also processes, packages and distributes Hershey chocolate milk under license and processes and packages orange juice for Sunkist. In calendar 1995, Santee processed approximately 70 million gallons of fluid products, including approximately 54 million gallons of fluid milk and in calendar 1996 processed approximately 73 million gallons of fluid products and approximately 54 million gallons of fluid milk. During calendar 1996, Santee sold an aggregate of approximately 60% of its fluid product volume to its owners, Hughes and Stater. During calendar 1996, Stater purchased more than twice as much fluid milk from Santee than did Hughes. Santee also sells to various non-owner grocery supermarkets, independent food distributors, military bases and food service providers in Southern California and surrounding areas.

    Santee's existing dairy plant was built in 1914 at its current location. Due to the age of the plant, Santee has been required to make significant expenditures for repairs and maintenance over the past several years. Despite these investments, operating costs have continued to rise. In order to provide a consistent source of milk to accommodate expected expansion at both Hughes and Stater, and in order to contain costs, Santee has begun construction of a new dairy plant in the City of Industry, California. Hughes' management believes that the new facility, which is expected to be fully operational by March 1998, will increase Santee's capacity to process milk from approximately 250,000 gallons per day to approximately 350,000 gallons per day, with the ability to expand capacity to approximately 500,000 gallons per day. Hughes expects that the new facility, when fully operational, will also lower Santee's costs of producing fluid milk and other products, and that automation at the new facility will permit Santee to operate two daily shifts instead of three, thus reducing its labor costs. However, as with any major construction and capital expenditure project, the realization of these anticipated benefits is subject to a number of risks and uncertainties and there can be no assurance that these benefits will be realized. See "Risk Factors--Risks Relating to Santee Dairies."

    Construction costs of the new dairy are estimated to be approximately $100 million, including production equipment and capitalized interest and other costs. However, there can be no assurance that the cost of the new dairy will not exceed this amount. To provide the funds necessary to finance the construction, Santee is seeking to issue $80 million of secured senior notes (the "Santee Notes") in a private placement, the primary terms of which have been agreed to in principle. In addition, it is expected that Hughes and Stater will agree to purchase their fluid milk requirements from Santee on terms that would require them to pay increased milk prices to the extent that Santee's debt service ratio falls below a specified level. See "Risk Factors--Risks Relating to Santee Dairies" and "Description of Certain Indebtedness--Santee Dairies."

    It is expected that Santee, Stater and Hughes will enter into a Stockholders' Agreement (the "Stockholders' Agreement") which is expected to provide for the composition and replacement of Santee's Board of Directors and the election of the Chairman of Santee's Board of Directors, and which is also expected to describe certain matters requiring super-majority voting. In addition, the Stockholders' Agreement is expected to provide Santee with a right of first refusal in the event of a transfer of shares by either Hughes or Stater, subject to certain exceptions. The Stockholders' Agreement also is expected to provide that in the event either Hughes or Stater offers to purchase all of the stock held by the other, the offeree stockholder shall have the option either to accept such offer or to purchase the shares of the party making such offer on substantially equivalent terms and conditions.

    Santee had approximately 500 employees as of the end of 1996, of which approximately 400 were unionized. According to Hughes' management, Santee has not experienced a work stoppage since Hughes made its investment in Santee in 1986 and believes its labor relations are good. However, there can be no assurance that work stoppages or other labor matters will not adversely affect Santee in the future.

    Santee's other 50% owner, Stater, a subsidiary of Stater Bros. Holdings, Inc., is a leading Southern California supermarket chain, operating approximately 110 supermarkets located primarily in the Inland Empire region of Southern California (consisting primarily of Riverside and San Bernardino Counties, but also including parts of Orange, Kern and Los Angeles countries). In calendar 1996, Stater purchased more than twice as much fluid milk from Santee than did Hughes. According to publicly available information, Stater had approximately $1.7 billion of sales and $59.8 million of EBITDA for the fiscal year ended September 29, 1996.

                                   MANAGEMENT

    The executive officers and directors of the Company are set forth below.

NAME                                           AGE                              POSITION
------------------------------------------  ---------  -----------------------------------------------------------

Stuart M. Sloan                                    53  Chairman of the Board

Christopher A. Sinclair                            46  President, Chief Executive Officer and Director(1)

Dan Kourkoumelis                                   45  President, Chief Executive Officer and Director(1)

Marc W. Evanger                                    42  Vice President, Chief Financial Officer and
                                                       Secretary/Treasurer

Frederick Meils                                    55  Senior Vice President, Corporate Development

John W. Creighton, Jr.                             64  Director

Maurice F. Olson                                   52  Director

Marc H. Rapaport                                   40  Director

Sheli Z. Rosenberg                                 55  Director

Ronald A. Weinstein                                55  Director

Samuel Zell                                        55  Director

------------------------

(1) If the anticipated Reorganization is consummated, Mr. Sinclair will become President and Chief Executive Officer of Parent and Holding Company while Mr. Kourkoumelis will remain President and Chief Executive Officer of QFC. Roger Hughes will remain chief executive officer of Hughes.

    QFC's Articles of Incorporation (the "Articles") provide that the Board of Directors is divided into three classes: Class I, Class II and Class III. Each Class is as nearly equal in number as possible. Unless a director has been appointed to fill a vacancy or to fill a position that was created by increasing the number of directors, each director serves for a term ending at the third annual shareholders' meeting following the annual meeting at which such director was elected. Each director serves until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. The terms of Class I directors expire at the 1997 annual meeting, the terms of Class II directors expire at the 1998 annual meeting, and the terms of Class III directors expire at the 1999 annual meeting.

    Two designees of Zell Chilmark (Mr. Zell and Mrs. Rosenberg) are members of QFC's Board of Directors in accordance with the terms of the Recapitalization and Stock Purchase and Sale Agreement dated as of January 14, 1995 (the "Recapitalization Agreement") among QFC, Stuart M. Sloan and Zell Chilmark. A Standstill Agreement dated as of January 14, 1995 between QFC and Zell Chilmark (the "Zell Chilmark Standstill Agreement") provides that (i) Zell Chilmark will continue to have two designees on QFC's Board as long as Zell Chilmark beneficially owns at least 10% of the outstanding Common Stock; (ii) QFC will not increase the size of its Board beyond nine members as long as Zell Chilmark is entitled to two Board designees; and (iii) with certain exceptions, Zell Chilmark will vote its Common Stock for the election or removal of directors of QFC either (A) in accordance with the recommendations of a majority of QFC's disinterested directors or (b) in the same proportion as the other shareholders vote on such matter. The Zell Chilmark Standstill Agreement also imposes limitations on how Zell Chilmark may vote its Common Stock with respect to any matter that would relate to a possible change in control of QFC. Additional provisions of the Zell Chilmark Standstill Agreement are described below under "Principal Shareholders" and "Shares Eligible For Future Sale."

    Stuart M. Sloan became a director of QFC in 1985 and has been Chairman of the Board since June 1986. Mr. Sloan served as Chief Executive Officer of QFC from June 1986 to February 1987 and again from April 1991 to September 1996. Mr. Sloan is the founder and a principal of Sloan Capital Companies, a private investment company. Mr. Sloan serves as a director of Anixter International, Inc., TeleTech Holdings, Inc. and Cucina! Cucina!, Inc. Mr. Sloan is a Class II director.

    Christopher A. Sinclair has been a director and President and Chief Executive Officer of QFC since September 1996. From 1984 to July 1996, Mr. Sinclair served as a senior executive officer of Pepsico, Inc. and most recently served as Chairman and Chief Executive Officer of PepsiCola Company. Prior to 1984, Mr. Sinclair was a marketing executive with General Foods, Frito-Lay and Newsweek. Mr. Sinclair is a director of Mattel, Inc., Perdue Farms, Inc. and Woolworth Corporation. Mr. Sinclair is a Class II director.

    Dan Kourkoumelis became a director of QFC in April 1991. He joined QFC as a courtesy clerk in 1967 and his experience includes several ranks of store management and executive positions. Mr. Kourkoumelis was appointed Executive Vice President in 1983, Chief Operating Officer in 1987, President in 1989 and Chief Executive Officer in 1996. Mr. Kourkoumelis is a member of the Board of Directors of the Western Association of Food Chains and Washington Food Industry and serves as a director of Associated Grocers, Incorporated and Expeditors International of Washington, Inc. Mr. Kourkoumelis is a Class III director.

    Marc W. Evanger joined QFC in 1984 as Controller. From 1978 to 1984, he was employed by Price Waterhouse as a Certified Public Accountant in audit, consulting, corporate tax planning and merger assignments. His prior experience included three years with QFC as a retail clerk. He was appointed Vice President in March 1986, Chief Financial Officer in February 1987 and Corporate Secretary and Treasurer in February 1988.

    Frederick S. Meils has been Senior Vice President for Corporate Development of QFC since January 1997. From 1971 to 1996, Mr. Meils was employed by Pepsico, Inc. and most recently served as Executive Vice President of Pepsi-Cola International. From 1989 to 1994, Mr. Meils served as President, Pepsi-Cola International Western Europe and from 1985 to 1989, he served as Executive Vice President, Pepsi-Cola North America. From 1983 to 1985, he also served as President, Pepsi-Cola International Philippines. Prior to 1985, Mr. Meils served as Senior Vice President of Finance, Pepsi-Cola International, Vice President of Financial Planning, Pepsico, Inc. and Vice President of Manufacturing, Pepsi-Cola North America.

    John W. Creighton, Jr. became a director of QFC in December 1989. He has served since 1988 as President and a director, and since August 1991 as Chief Executive Officer, of Weyerhaeuser Company, a forest products company. Mr. Creighton serves as a director of NHP, Inc., Portland General Corporation and Unocal. Mr. Creighton is a Class I director.

    Maurice F. Olson became a director of QFC in March 1995. Mr. Olson was formerly Chairman and Chief Executive Officer of Olson's Food Stores, Inc. Mr. Olson is the controlling member of Olson Management Group, LLC, a real estate development and management company, and a member of the Board of Directors of Associated Grocers, Incorporated. Mr. Olson is a Class II director.

    Marc H. Rapaport became a director of QFC in May 1996. Mr. Rapaport is currently Chairman and lead investor of LA Soccer Partners, L.P. He was a co-founder of the Capital Division of Jefferies and Company, Inc. in 1990 and served as Executive Vice President and director of corporate finance until 1994. Prior to 1990, Mr. Rapaport served as Executive Vice President and co-director of Domestic Capital Markets at Drexel Burnham Lambert. Mr. Rapaport is a member of the Board of Governors of Cedars-Sinai Hospital. Mr. Rapaport is a Class I director.

    Sheli Z. Rosenberg has been President and Chief Executive Officer since November 1994 of Equity Group Investments, Inc. and its subsidiary Equity Financial and Management Company, both privately owned real estate and corporate investment and management firms; and has been an executive officer and director for more than the past five years of both of these companies; has been Chairman of the Board of the law firm of Rosenberg & Liebentritt, P.C. since 1980; is a director of Anixter International Inc., Capsure Holdings Corp., Sealy Corporation, Falcon Building Products, Inc., American Classic Voyages Co., Revco D.S., Inc. and Jacor Communications, Inc.; is a trustee of Equity Residential Properties Trust; was an executive officer and director until October 4, 1991 of Madison Management Group, Inc. which filed a petition under Chapter 11 of the Bankruptcy Code in November 1991; and has been Vice President of First Capital Benefit Administrators, Inc., which filed a petition under the federal bankruptcy laws in January 1995. Mrs. Rosenberg is a Class III director.

    Ronald A. Weinstein served as a director of QFC from June 1986 to March 1987 and became a director again in February 1988. He was a principal of Sloan Capital Companies, a private investment company, from 1984 to July 1991. From February 1989 until April 1991, Mr. Weinstein served as Executive Vice President of Merchandising at Egghead, Inc., a reseller of microcomputer software. Mr. Weinstein serves as Chairman of B & B Auto Parts, Inc. and is a director of Molbak's, Inc. and Coinstar, Inc. Mr. Weinstein is a Class III director.

    Samuel Zell became a director of QFC on March 29, 1995. Mr. Zell is, and since 1981 has been, Chairman of the Board of Equity Financial and Management Company and, since 1986 has been, Chairman of the Board of Equity Group Investments, Inc.; is, and since mid-1990 has been, one of two individuals who control the general partners of the general partner of Zell Chilmark; is, and since 1985 has been, Chairman of the Board of Anixter International Inc., a company engaged in the distribution of wiring systems products; from 1987 has served as Chairman of the Board and Chief Executive Officer of Capsure Holdings Corp., a company engaged in the business of specialty property and casualty insurance; is, and since 1992 has been, Co-Chairman of Revco D.S., Inc., a company that operates a chain of retail drug stores; and from August 1993 to the present has been Chairman of the Board of American Classic Voyages Co., a provider of overnight cruises in the United States; is, and since 1993 has been, Chairman of the Board of Equity Residential Properties Trust, a self-administered, self-managed equity real estate investment trust; and from 1993 to March 1995 was Co-Chairman, and from March 1995 to the present has been, Chairman of the Board and Chief Executive Officer of Manufactured Home Communities, Inc., a self-administered and self-managed equity real estate investment trust which owns and operates properties in 16 states and since 1996 has been a non-executive director of Ramco Energy PLC, an independent oil company based in the United Kingdom. Mr. Zell is also a member of the board of directors of Sealy Corporation. Prior to October 4, 1991, Mr. Zell was President of Madison Management Group, Inc., which filed a petition under Chapter 11 of the Bankruptcy Code on November 8, 1991. Mr. Zell is a Class I director.

                             PRINCIPAL SHAREHOLDERS

    The only outstanding voting securities of QFC are shares of Common Stock, which are entitled to one vote per share. At January 31, 1997, there were issued and outstanding 14,648,265 shares of Common Stock.

    The following table sets forth information, as of January 31, 1997, with respect to all shareholders known by QFC to be the beneficial owners of more than five percent of its outstanding shares of Common Stock. It also shows beneficial ownership for each director and executive officer. Except as noted below, each person has sole voting and investment power with respect to the shares shown as of such date.

                                                                    AMOUNT AND
                                                                      NATURE        PERCENT OF
                                                                  OF BENEFICIAL       SHARES
NAME AND ADDRESS(1)                                                OWNERSHIP(2)     OUTSTANDING
----------------------------------------------------------------  --------------  ---------------
Stuart M. Sloan(3)..............................................      1,857,882           12.0%
Christopher A. Sinclair.........................................        500,000(4)          3.2
Ronald A. Weinstein.............................................        296,559            1.9
Maurice F. Olson................................................        599,608            3.9
Zell/Chilmark Fund L.P.(5)(6)...................................      3,975,000           25.6
Samuel Zell(5)(6)...............................................      3,981,667           25.6
Sheli Z. Rosenberg(5)(6)........................................      3,975,000           25.6
Dan Kourkoumelis................................................        118,123              *
John W. Creighton, Jr...........................................         14,075              *
Marc H. Rapaport................................................              0              0
Marc W. Evanger.................................................         76,254              *
Frederick Meils.................................................              0              0
All executive officers and directors as a group (11 persons)....      7,443,365           47.9

------------------------

*   Denotes less than one percent.

(1) The business address of each holder identified as the beneficial owner of more than five percent of the Common Stock other than Zell Chilmark, Mr. Zell and Mrs. Rosenberg is 10112 N.E. 10th Street, Bellevue, Washington 98004. The business address of Zell Chilmark, Mr. Zell and Mrs. Rosenberg is Two North Riverside Plaza, Chicago, Illinois 60606.

(2) Includes shares that may be acquired within 60 days through the exercise of stock options, as follows: Mr. Sloan, 158,900 shares; Mr. Sinclair, 500,000 shares; Mr. Weinstein, 12,000 shares; Mr. Olson, 6,667 shares; Mr. Kourkoumelis, 111,985 shares; Mr. Zell, 6,667 shares; Mr. Creighton, 10,200 shares; Mr. Rapaport, 0 shares; Mr. Evanger, 71,484 shares; Mr. Meils, 0 shares; and all executive officers and directors as a group, 877,903 shares.

(3) In connection with the Recapitalization, Mr. Sloan and QFC entered into a Standstill Agreement dated as of January 14, 1995 (the "Sloan Standstill Agreement") pursuant to which Mr. Sloan agreed that he will not take any of the following actions without the approval of a majority of QFC's disinterested directors, subject to specified limited exceptions: (a) sell or otherwise dispose of any Common Stock prior to March 29, 1997 (except for the sale by Mr. Sloan to Zell Chilmark of 2,975,000 shares of Common Stock (which occurred on January 16, 1996) and certain family related transactions); (b) form, join or participate in any other way in a partnership, voting trust or other "group" (as such term is defined under Section 13(d) of the Exchange Act), or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Common Stock; (c) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of QFC or otherwise seek to circumvent any of the foregoing limitations; or (d) engage in any material transaction with QFC.

(4) Represents shares that may be acquired through the exercise of stock options upon the attainment for a specified period by the Common Stock of a specified price. Such options will vest seven years after their grant regardless of attainment of performance measures.

(5) By virtue of their positions with the entities that indirectly control the general partner of Zell Chilmark, Mr. Zell and Mrs. Rosenberg may be deemed to beneficially own the shares of Common Stock beneficially owned by Zell Chilmark. Mr. Zell and Mrs. Rosenberg disclaim beneficial ownership of such shares.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

(6) Pursuant to the Zell Chilmark Standstill Agreement, Zell Chilmark has agreed that it and certain of its affiliates will not take any of the following actions without the approval of a majority of QFC's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Common Stock (or securities convertible into or exchangeable for Common Stock or other options or rights to acquire Common Stock) prior to June 30, 2000 beyond 30%; (b) sell or otherwise dispose of any Common Stock prior to March 1997; (c) sell or otherwise dispose of any Common Stock during the two-year period following March 1997 to any person or group that would own (to Zell Chilmark's knowledge) more than 5% of the outstanding Common Stock after such transfer; (d) form, join or participate in any other way in a partnership, voting trust or other "group" (as such term is defined under Section 13(d) of the Exchange Act), or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Common Stock; (e) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of QFC or otherwise seek to circumvent any of the foregoing limitations; or (f) engage in any material transaction with QFC.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The following description of certain existing and anticipated provisions of certain indebtedness of the Company and Santee does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, the forms of such instruments, copies of which may be obtained as described under "Available Information."

NEW CREDIT FACILITY

    It is expected that the New Credit Facility will consist of (i) a $275 million term loan facility (the "Term Loan Facility"), (ii) a $125 million revolving credit facility (the "Revolving Credit Facility") and (iii) a $200 million reducing revolving credit facility (the "Acquisition Facility"). To the extent that the gross proceeds from the Common Stock Offering exceed $150 million, then, at the Company's option, the amount of the Term Loan Facility may be decreased, and the amount of the Acquisition Facility may be increased, by an amount not to exceed the lesser of (1) such excess and (2) $25 million. Principal repayments under the Term Loan Facility are expected to be due in quarterly installments from June 30, 1998 through the final maturity of the New Credit Facility in March 2004. The Revolving Credit Facility is expected to be available for working capital and other general corporate purposes, including permitted acquisitions and any outstanding amounts thereunder will become due on March 31, 2004. The Acquisition Facility is expected to be used to consummate permitted acquisitions and will become due on March 31, 2004. Additionally, the Revolving Credit Facility and the Acquisition Facility may be used to make investments in Santee in an amount not to exceed $80 million to finance construction of Santee's new dairy. The New Credit Facility is expected to become effective prior to or concurrently with the closing of the Common Stock Offering and the Notes Offering. The Company anticipates that, on the date the New Credit Facility becomes effective, the Company will borrow $275 million under the Term Loan Facility and the Current Credit Facility will be terminated. See "The Acquisitions--Financing." It is expected that at the Company's option, the interest rate per annum applicable to the New Credit Facility will either be
(1) the greater of one of the bank agents' reference rate, or 0.5% above the federal funds rate, in each case, plus a margin (0% initially) or (2) LIBOR plus a margin ranging from 0.875% to 1.0% initially, in each case with margin adjustments dependent on the borrower's senior funded debt to EBITDA ratio from time to time. Although QFC will initially be the sole borrower under the New Credit Facility, in the event the proposed Reorganization occurs it is expected that Holding Company will become the borrower under both the Revolving Credit Facility and the Acquisition Facility, while QFC will remain the borrower under the Term Loan Facility. It is expected that Hughes, KUI, Holding Company and Parent will initially guarantee QFC's borrowings under the New Credit Facility. After the Reorganization (if consummated), borrowings by QFC under the Term Loan Facility are expected to be guaranteed by Parent, Holding Company and all of Holding Company's existing and future subsidiaries (excluding QFC and foreign subsidiaries), and borrowings by Holding Company under the Revolving Credit Facility and the Acquisition Facility are expected to be guaranteed by Parent, QFC and all of Holding Company's other existing and future subsidiaries (excluding foreign subsidiaries).

    It is expected that borrowings and other obligations of the borrowers under the New Credit Facility, and the guarantees thereof, will be general unsubordinated obligations of the borrowers and the guarantors and will constitute Senior Debt for purposes of the Indenture pursuant to which the Notes will be issued. The Company expects that borrowings and other obligations under the New Credit Facility and the guarantees thereof will be secured, prior to the Reorganization, by a pledge of the capital stock of Holding Company, Hughes and KUI and, after the Reorganization (if consummated), by a pledge of the capital stock of Holding Company, QFC, Hughes and KUI and certain intercompany indebtedness, in each case together with proceeds and products thereof. The Company expects that the New Credit Facility will contain a number of significant covenants that, among other things, will restrict the ability of QFC (and after the Reorganization, if consummated, Parent) and its subsidiaries to incur additional indebtedness and incur liens on their assets, in each case subject to specified exceptions, impose specified financial tests as a precondition to QFC (and after the Reorganization, if consummated, Parent) and its subsidiaries' acquisition of other businesses and limit QFC (and after the Reorganization, if consummated, Parent) and its subsidiaries from making certain restricted payments (including dividends and repurchases of stock), subject in certain circumstances to specified financial tests. In addition, the Company expects that Parent and its subsidiaries will be required to comply with specified financial ratios and tests, including an interest and rental expense coverage ratio, a total funded debt to EBITDA ratio, a senior funded debt to EBITDA ratio and a minimum net worth test. See "Risk Factors--Restrictive Debt Covenants; Compliance with Debt Instruments."

    The Company expects that the New Credit Facility will contain customary events of default, including (1) a default triggered by a default in the payment of outstanding indebtedness in excess of $15 million which permits the acceleration thereof, (2) any person or group (other than Zell Chilmark and its affiliates) shall acquire beneficial ownership of 20% or more of the Company (or after the Reorganization, Parent) and such amount shall be a greater percentage than that beneficially owned by Zell Chilmark and its affiliates, (3) a majority of the Board of Directors of the Parent shall not be continuing directors and
(4) a "Change of Control" as defined in the Indenture relating to the Notes. It is expected that upon the occurrence of an event of default, lenders holding at least 50% in principal amount of the outstanding borrowings would be able to declare all borrowings under the New Credit Facility to be due and payable and upon the occurrence of an event of default triggered by certain events of bankruptcy, insolvency or reorganization, such borrowings would ipso facto become due and payable. It is expected that upon such an acceleration, the lenders would also be able to seek to liquidate the collateral pledged as security for the New Credit Facility and enforce the related guarantees.

THE NOTES

    Concurrently with the Common Stock Offering, the Company is selling $125 million aggregate principal amount of its Senior Subordinated Notes due 2007 in a private offering exempt from the registration requirements of the Securities Act. The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Common Stock Offering is contingent upon, among other things, the concurrent completion of the Notes Offering.

    It is anticipated that the Notes will bear interest at a fixed rate per annum, will mature in 2007 and will be redeemable, in whole or in part, at the option of the Company beginning in 2002, at redemption prices declining over time from a specified percentage of the principal amount in the year 2002 to 100% of the principal amount in the year 2005 and thereafter, in each case plus accrued and unpaid interest to the redemption date. In addition, at any time prior to a specified date in 2000 the Company may redeem up to 20% of the aggregate principal amount of the Notes originally issued at a specified percentage of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of one or more public offerings of Common Stock of the Company, prior to the Reorganization, or, after the Reorganization, of Parent; provided that at least 80% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after the occurrence of such redemption.

    The Notes will be guaranteed on an unsecured senior subordinated basis (the "Guarantees"), prior to the Reorganization, by all of QFC's existing and future subsidiaries (including Holding Company but excluding Parent and Unrestricted Subsidiaries and Foreign Subsidiaries (as such terms are defined in the Indenture) of the Company) and, after the Reorganization (if consummated), by Holding Company and all of Holding Company's existing and future subsidiaries (excluding QFC (which will remain the obligor on the Notes) and Unrestricted Subsidiaries and Foreign Subsidiaries of Holding Company) (collectively, the "Guarantors"). It is anticipated that the Initial Guarantors will be Holding Company, Hughes and KUI. The Notes will not be guaranteed by Parent.

    The Notes and the Guarantees will be general unsecured obligations of the Company and the Guarantors, respectively, subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company and the Guarantors, as applicable, including borrowings and guarantees under the New Credit Facility.

    Upon a Change of Control (as defined in the Indenture), the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The Company will also be obligated in certain circumstances to offer to repurchase Notes at a purchase price of 100% of the principal amount thereof, plus accrued interest, with the net cash proceeds of certain sales or other dispositions of assets.

    The Indenture relating to the Notes will contain certain covenants that will limit, subject to certain significant exceptions, the ability of, prior to the Reorganization, the Company and its Subsidiaries (as defined) and, following the Reorganization, Holding Company and its Subsidiaries (including the Company) to, among other things, incur additional indebtedness and issue disqualified stock, pay dividends or make certain other distributions, cause or permit to exist any consensual restriction on the ability of certain parties to pay dividends or make certain other distributions; layer indebtedness, create certain liens securing indebtedness other than Senior Debt, enter into certain transactions with affiliates, enter into certain mergers and consolidations, or engage in new lines of business.

    The Indenture will contain customary events of default, including a cross-default provision triggered by the acceleration or nonpayment of outstanding indebtedness in excess of a specified amount. Upon the occurrence of an event of default, the trustee or the holders of at least 25% in outstanding principal amount of the Notes may declare the Notes to be due and payable or, upon the occurrence of an event of default triggered by certain events of bankruptcy, insolvency or reorganization, the Notes ipso facto will become due and payable.

SANTEE DAIRIES

    THE SANTEE NOTES.

    Negotiations are currently under way with certain parties to provide Santee with long-term debt financing which will be used to construct a new dairy plant at Santee. It is currently expected that the debt financing will take the form of $80 million aggregate principal amount of senior secured notes due 2007 sold to several insurance companies (the "Santee Notes"). As of the date hereof, the lending parties have agreed in principle to the primary terms of the Santee Notes, including the applicable interest rate. However, there can be no assurance that Santee will be able to issue the Santee Notes on the terms described below or at all, and the actual terms of any such financing could differ materially from those described herein. Likewise, there can be no assurance that Santee will be able to sell the Santee Notes or obtain other long-term financing for the new dairy, which could have a material adverse effect on the Company. See "Risk Factors--Risks Relating to Santee Dairies."

    It is expected that the Santee Notes will bear interest at a fixed rate, will mature in 2007 and will be subject to quarterly principal repayments commencing in the ninth fiscal quarter after issuance. In the event that the new dairy is not completed and capable of commercial operation in accordance with agreed upon production levels and economic efficiencies by a date certain, it is expected that each holder of the Santee Notes will have the right to require Santee to prepay such holder's Santee Notes, together with a "make-whole amount." In addition, it is expected that the Santee Notes will be redeemable at the option of Santee at any time at par plus accrued interest, plus a "make-whole amount."

    It is expected that the Santee Notes will be secured by collateral including
(i) the assignment of certain Product Purchase Agreements to be entered into between Santee and Stater and between Santee and Hughes, (ii) the assignment of raw milk and other supply agreements (to the extent such agreements exist),
(iii) a lien on the real property, equipment and machinery of Santee, (iv) the assignment of licenses, permits, operating rights, trademarks and patents at Santee and (v) a pledge by Hughes and Stater of the capital stock of Santee.

    The Santee Notes are also expected to contain a number of significant covenants including (i) a limitation on indebtedness covenant, (ii) a minimum net worth test, (iii) a debt service ratio covenant, (iv) a fixed charge coverage ratio covenant, (v) a restricted payments covenant, (vi) a limitation on liens covenant, (vii) a limitation on sale/leaseback transactions covenant and (viii) a merger and consolidation covenant, among others. Further, the Santee Notes are expected to contain provisions prohibiting a change of control of Santee unless the Santee Notes held by each holder of Santee Notes that so elects are repurchased.

    It is anticipated that (i) the Santee Notes and/or the Product Purchase Agreements will contain provisions requiring that the Company (or if the proposed Reorganization is consummated, Parent) maintain a specified interest and rental expense coverage ratio and that each of Hughes and Stater maintain a specified consolidated tangible net worth and a specified fixed charge coverage ratio and (ii) the Santee Notes will contain customary events of default, including events of default triggered by the acceleration of debt of Holding Company and its consolidated subsidiaries aggregating $15 million, the acceleration of debt of Stater aggregating $10 million, a default by Hughes in respect of its indebtedness (excluding guarantees of indebtedness of Holding Company and its consolidated subsidiaries) aggregating $7.5 million, and a default under certain provisions of the Product Purchase Agreements. If Stater were to so default, or if indebtedness of Stater in such amount were to be accelerated, such noncompliance or acceleration could result in the acceleration of the Santee Notes. As a result, such acceleration may be triggered by events relating to Stater over which Hughes and Santee have no control and could have a material adverse effect on the Company.

    It is expected that, upon the occurrence of a default in the payment of interest or principal or make-whole payment, any holder of a Santee Note may declare such note due and payable and that upon the occurrence of any other event of default, lenders holding a specified percentage in principal amount of the Santee Notes will be entitled to declare all of the Santee Notes to be due and payable and, upon the occurrence of an event of default triggered by certain events of bankruptcy, insolvency or reorganization, the Santee Notes will ipso facto become due and payable. It is expected that upon acceleration of the Santee Notes, the lenders will be entitled to foreclose upon the collateral pledged to secure the Santee Notes.

    It is expected that each of Hughes and Stater will enter into a Product Purchase Agreement with Santee in connection with the Santee Notes. The Product Purchase Agreements are expected to provide that each of Hughes and Stater will be obligated to purchase all of its fluid milk and specified Santee-produced products from Santee and that such purchases will be at prices such that in each quarterly period the aggregate purchase price paid by Hughes and Stater shall be sufficient to maintain a specified debt service ratio at Santee. It is expected that in the event that there is a default for two successive quarters, and only for so long as such default exists, by Hughes or Stater under specified covenants in the Product Purchase Agreements: (a) the prices paid for Santee products by both Hughes and Stater will be reset at a level at least as high as prices charged by Santee to third party customers; (b) the interest rate on the Santee Notes will increase by 125 basis points for certain defined periods; and
(c) at the election of the holders of the Santee Notes, amounts that would otherwise be available for Santee to pay dividends to Hughes and Stater and to make other restricted payments will be applied instead to prepay Santee Notes at par plus accrued interest plus a "make whole amount." The foregoing consequences would arise in the event of such a default by either Hughes or Stater; as a result, these consequences could be triggered by events over which Hughes and Santee have no control and could have a material adverse effect on the Company.

    SANTEE LINES OF CREDIT.

    Santee is presently party to (i) a $6 million credit facility consisting of a $3.5 million revolver for working capital purposes (the "Santee Revolver") and a $2.5 million letter of credit supporting workers' compensation claims, (ii) a $5 million loan to cover construction costs for the new dairy until permanent financing is established (the "Santee Bridge Loan") and (iii) a $3.5 million letter of credit supporting a $3.5 million rental payment due in April 1998 upon expiration of Santee's lease at the existing dairy
(collectively, the "Santee Credit Facilities"). At January 31, 1997, $3.3 million was outstanding under the Santee Revolver (although balances fluctuate during each month based on raw milk requirements), $300,000 was outstanding under the workers' compensation letter of credit, $5 million was outstanding under the Santee Bridge Loan and $3.5 million was outstanding under the letter of credit facility. Santee is currently in default under certain of the financial covenants relating to the Santee Credit Facilities, and is presently negotiating with its lender to extend the Santee Credit Facilities and to obtain appropriate waivers. Notwithstanding such default, its lender has allowed Santee to continue to borrow under the Santee Revolver without a formal waiver. It is expected that all the Santee Credit Facilities will remain in place after the Hughes Acquisition except for the Santee Bridge Loan which is expected to be replaced by long-term dairy financing, if and when obtained by Santee. Although a default under the existing Santee Credit Facilities triggers a default under Hughes' revolving credit facility, and, as a result, Hughes' $32 million credit facility is currently in default, no borrowings are currently outstanding under the Hughes facility and such facility will be terminated in connection with the Hughes Acquisition. The Santee Credit Facilities are secured by a lien on Santee's accounts receivable, inventory and general intangibles.

    Santee is also in the process of arranging short-term interim financing for certain payments under its construction contract for the new dairy until such time as it is able to obtain long-term financing. Santee currently owes approximately $2.1 million for work performed in January of 1997 and expects payments for February and March of 1997 to be approximately $5.2 million and $5.5 million, respectively. To the extent that such amounts are payable prior to the consummation of the Hughes Acquisition, such amounts could be financed through a new bridge facility with Santee's existing or a new lender, loans and/or advances from Hughes and Stater and amounts available under the Santee Revolver. There can be no assurance that Santee will be successful in arranging such interim financing and any failure to make the required payment would cause a default under the construction contract for the new dairy, which could have a material adverse effect on the Company.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of certain terms of QFC's capital stock summarizes certain provisions of the Washington Business Corporation Act and QFC's Articles and is subject to and qualified in its entirety by reference to such provisions and documents.

GENERAL

    The Articles currently authorize the issuance of up to 60,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of any funds lawfully available therefor and, in the event of liquidation or distribution of assets, are entitled to participate ratably in the distribution of such assets remaining after payment of liabilities, in each case subject to any preferential rights granted to any series of Preferred Stock that may then be outstanding. The Common Stock does not have any preemptive rights. The issued and outstanding shares of Common Stock are fully paid and nonassessable.

    Holders of the shares of Common Stock are entitled to vote in person or by proxy at all meetings of shareholders of the Company for the election of directors and for other purposes. Such holders have one vote for each share of Common Stock held by them. In voting for directors, the Common Stock does not have cumulative voting rights. The Company's directors are divided into three classes of approximately equal size and are elected for staggered terms of three years, with one such class being elected at each annual meeting of shareholders.

    The Articles authorize 1,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock") and permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the terms and provisions of each series, including dividend rights and preferences over dividends on the Common Stock; conversion rights, if any; voting rights, if any (in addition to those provided by law); redemption rights, if any, and the terms of any sinking fund therefor; and rights on liquidation, including preferences over the Common Stock, which action could adversely affect the rights of holders of Common Stock. As of the date hereof, QFC had no shares of Preferred Stock outstanding.

PROVISIONS AFFECTING ACQUISITION OF THE COMPANY

    Except as otherwise described below (and in addition to any voting rights granted to or held by holders of Preferred Stock), the approval of any merger, share exchange, sale, lease, exchange or disposition of all or substantially all of QFC's property, otherwise than in the usual and regular course of business, or proposal to dissolve, requires the affirmative vote of the holders of not less than a majority of the outstanding shares of voting stock. In addition, the Articles provide that (i) any merger, consolidation, combination or reorganization of the Company with or into any person who, together with its affiliates or associates or any group of persons that has agreed to act together, is or becomes the beneficial owner of five percent or more of the Company's outstanding voting stock who did not, on March 4, 1987, own five percent or more of the Company's voting stock (an "Interested Person"), (ii) any sale, lease, exchange, transfer, liquidation or other disposition of more than ten percent of the Fair Market Value (as defined in the Articles) of the total consolidated assets of the Company to an Interested Person, (iii) any sale, lease, exchange, transfer, liquidation or other disposition of more than ten percent of the Fair Market Value of the total consolidated assets of an Interested Person to the Company, (iv) any issuance or transfer of any securities of the Company (other than by way of a pro rata distribution to all shareholders) to an Interested Person which, when aggregated with all prior issuances and transfers to such Interested Person of securities of the Company during the preceding 365 days, constitutes five percent or more of the outstanding shares of any class or series of securities of the Company, (v) any acquisition by the Company of one percent or more of any outstanding class or series of debt or equity securities of an Interested Person, (vi) any recapitalization or reorganization that would have the effect of increasing the voting power of an Interested Person and (vii) any agreement or other arrangement for any of the foregoing transactions

(collectively, a "Business Combination"), must be approved by the vote of at least 66 2/3% of the outstanding voting stock of the Company, unless the proposed Business Combination is (a) approved by a majority of the directors ("Continuing Directors") who are unaffiliated with such Interested Person and are not such Interested Person and who were directors before such Interested Person became an Interested Person or who were elected or nominated by a majority of the Continuing Directors or (b) structured to provide for payment of cash or other consideration to the Company's shareholders in a manner which satisfies certain requirements of the Articles (the "Fair Price Requirements").

    The Fair Price Requirements provide that a Business Combination must provide for an offer to all holders of each class of equity securities of either cash or the same type of consideration used by the Interested Person to acquire the largest number of shares of such class previously acquired by the Interested Person, and that the value of the consideration must be at least equal to the highest of (i) the highest price paid by the Interested Person within 18 months before the date of announcement of the proposed Business Combination (the "Announcement Date") or in the transaction or series of transactions in which such person became an Interested Person, (ii) the higher of the Fair Market Value per share of such class on the Announcement Date or the date on which such person became an Interested Person and (iii) if applicable, the redemption price per share of such class or the amount per share such class is entitled to receive upon liquidation of the Company. The Fair Price Requirements are further conditioned on approval by the affirmative vote of the holders of a majority of the Disinterested Shares (as defined in the Articles).

    The Articles provide that the provisions of the Articles (i) requiring super majority approval of Business Combinations involving Interested Persons, (ii) defining the number of directors of the Company and the classification, election and removal thereof, (iii) eliminating cumulative voting and preemptive rights,
(iv) providing for indemnification and limitation of liability of directors and officers, (v) establishing procedures for calling special meetings of shareholders and for handling shareholder proposals and (vi) establishing the Company's authorized capital stock, may not be amended without approval (a) by a majority of the authorized number of directors and, if an Interested Person exists, by a majority of Continuing Directors or (b) by holders of at least
66 2/3% of the Company's outstanding voting stock.

    The foregoing provisions of the Articles as well as the staggered terms for directors and the availability of Preferred Stock for issuance without shareholder approval may deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and could thereby deprive the shareholders of opportunities to realize a premium on their Common Stock and could make removal of incumbent management more difficult. On the other hand, these provisions may induce any persons seeking control of the Company or a business combination with the Company to negotiate terms acceptable to the Board of Directors.

    Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "Target Corporation" (as defined in the Act), with certain exceptions, from engaging in certain significant business transactions with an "Acquiring Person" (defined generally as a person who acquires 10% or more of the corporation's voting securities without the prior approval of the corporation's board of directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, or a reclassification of securities that has the effect of increasing the proportionate share of the outstanding securities held by the Acquiring Person. An Acquiring Person may avoid the prohibition against effecting certain significant business transactions with the Target Corporation if the per share consideration paid to holders of outstanding shares of common stock and other classes of stock of the Target Corporation meets certain minimum criteria or if the board of directors of the Target Corporation, at the time of the share acquisition, approves the proposed significant business transaction. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock of the Company is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

    After the Common Stock Offering and including the 904,646 shares of Common Stock issued in the KUI Acquisition, a total of 20,122,911 shares of Common Stock (20,797,911 shares, if the over-allotment options are exercised in full) will be outstanding. 2,156,282 shares of Common Stock are issuable upon the exercise of outstanding stock options pursuant to its Plans. Of these shares, the Company has registered 1,751,611 shares under the Securities Act.

    All of the shares of Common Stock which will be outstanding immediately after the Common Stock Offering will be freely tradeable without restrictions under the Securities Act, except for shares held by "affiliates" (as defined in regulations under the Securities Act) (including the 3.975 million shares held by Zell Chilmark) and except for approximately an additional 1,777,587 shares of Common Stock (the "Restricted Shares"). Sales of these Restricted Shares are subject to the limitations under Rule 144 ("Rule 144") under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years, including an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the total number of then outstanding shares of the Company's Common Stock and (ii) an amount equal to the average weekly reported volume of trading in such shares during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed such an affiliate of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to these volume limitations and certain other requirements of such Rule.

    The Restricted Shares may also be sold pursuant to a registration statement filed by the Company under the Securities Act or another exemption from registration that might be available without compliance with the requirements of Rule 144. In that regard, the Company has granted registration rights to certain investors covering approximately 5,752,587 Restricted Shares as described below.

    On March 1, 1995, QFC entered into an Investors Rights Agreement with the previous shareholders of Olson's (the "Olson's Investors") providing for certain demand and "piggy-back" registration rights with respect to approximately 752,941 shares of Common Stock. The Olson's Investors have the right to one demand registration until March 1, 2000 and unlimited "piggy-back" rights, in each case subject to customary related provisions set forth in such Agreement. QFC is also party to a similar agreement entered into in connection with its August 1996 acquisition of certain Food Giant stores covering 120,000 shares. The Food Giant investors have the right to one demand registration commencing in April, 1997 and unlimited "piggy-back" rights, in each case subject to customary related provisions. The Zell Chilmark Standstill Agreement entered into in connection with the Recapitalization also provides certain registration rights to Zell Chilmark covering the 3.975 million shares owned by Zell Chilmark. Under the terms of the Zell Chilmark Standstill Agreement, the holders will be entitled to two demand registrations and unlimited "piggy-back" rights, in each case subject to customary related provisions set forth in the Zell Chilmark Standstill Agreement. The Company entered into an Investors Rights Agreement in connection with the KUI Acquisition covering the 904,646 shares issued in connection therewith. The holders of such shares are entitled to two demand registrations commencing on the 60th day prior to February 14, 1999 and unlimited "piggy-back" rights, in each case subject to customary related provisions expected to be set forth in such Agreement.

    No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market (including shares issued pursuant to the Plans or upon the exercise of the registration rights described above), or the perception that such sales may occur, could adversely affect market prices of the Common Stock.

    The Company, its executive officers and directors and Zell Chilmark have agreed that, for a period of 90 days after the date hereof, they will not sell or otherwise dispose of any shares of Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, in each case subject to certain limited exceptions.

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

    The Company does not currently pay cash dividends on its Common Stock. See "Price Range of Common Stock and Dividend Policy." Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) would be required to satisfy applicable certification and other requirements. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

    A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

    The Company has not determined whether it is a "U.S. real property holding corporation" for federal income tax purposes. If the Company is or becomes a U.S. real property holding corporation, so long as the Common Stock continues to be regularly traded on an established securities market, only a Non-U.S.

Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the Common Stock will be subject to U.S. federal income tax on the disposition of the Common Stock.

    An individual Non-U.S. Holder described in clause (i) above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses (notwithstanding the fact that the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

    Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

    Under current law, backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under proposed United States Treasury regulations not currently in effect, however, a non-US Holder will be subject to back-up withholding unless applicable certification requirements are met.

    Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), the Company has agreed to sell to the U.S. Underwriters named below (the "U.S. Underwriters"), and the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Brothers Inc and Dain Bosworth Incorporated are acting as representatives (the "U.S. Representatives"), have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names below.

                                                                                     NUMBER OF
                U.S. UNDERWRITERS                                                      SHARES
                -------------------------------------------------------------------  ----------
Merrill Lynch, Pierce, Fenner & Smith
                Incorporated.......................................................
Donaldson, Lufkin & Jenrette Securities Corporation................................
Salomon Brothers Inc...............................................................
Dain Bosworth Incorporated.........................................................

                                                                                     ----------
                Total..............................................................   3,600,000
                                                                                     ----------
                                                                                     ----------

    The Company has also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Agreements") with certain underwriters outside the United States and Canada (the "International Managers"), for whom Merrill Lynch International, Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Brothers International Limited and Dain Bosworth Incorporated are acting as lead managers (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers have severally agreed to purchase, an aggregate of 900,000 shares of Common Stock. The initial public offering price per share and the underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

    In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such Agreement if any of the shares of Common Stock being sold pursuant to such Agreement are purchased. The U.S. Purchase Agreement provides that, in the event of a default by a U.S. Underwriter, the purchase commitments of the non-defaulting U.S. Underwriters may in certain circumstances be increased, and the International Purchase Agreement provides that, in the event of a default by an International Manager, the purchase commitments of the non-defaulting International Managers may in certain circumstances be increased. The closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Purchase Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Purchase Agreement, and the closing with respect to the sale of the shares of Common Stock pursuant to the International Purchase Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Purchase Agreement. In addition, the closing with respect to the sale of the shares of Common Stock pursuant to both of the Agreements is contingent upon the concurrent closing of the Notes Offering, the concurrent effectiveness of the New Credit Facility and the concurrent consummation of the Hughes Acquisition. See "The Acquisitions."

    The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") which provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other. Pursuant to the Intersyndicate Agreement, sales may be made between the International Managers and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will agree to offer to sell or sell shares of Common Stock only to persons whom they believe are United States Persons or Canadian Persons (as defined in the Intersyndicate Agreement) or to persons whom they believe intend to reoffer or resell the same to United States Persons or Canadian Persons, and the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will agree not to offer to sell or sell shares of Common Stock to persons whom they believe to be United States Persons or Canadian Persons or to persons whom they believe intend to reoffer or resell the same to United States Persons or Canadian Persons, except in each case for transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

    The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $ per share. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has granted to the U.S. Underwriters an option, exercisable for 30 days after the date hereof, to purchase up to 540,000 additional shares of Common Stock and to the International Managers an option, exercisable for 30 days after the date hereof, to purchase up to 135,000 additional shares of Common Stock, in each case solely to cover over-allotments, if any, at the initial public offering price less the underwriting discount. To the extent that the U.S. Underwriters exercise this option, each of the U.S. Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of such shares which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock set forth in such table.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company has agreed that, for a period of 90 days from the date of this Prospectus Supplement, the Company will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of Common Stock, whether any such swap or other transaction described in (i) or (ii) above is to be settled by delivery of Common Stock, other securities, cash or otherwise. The foregoing sentence shall not apply to (A) the Common Stock to be sold in the Common Stock Offering,
(B) any shares of Common Stock issued by the Company upon the exercise of any option outstanding on the date of this Prospectus Supplement or (C) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans. In addition, Parent has agreed that, if the Reorganization occurs at any time during the period of 90 days following the date of this Prospectus Supplement, then, during such 90-day period, Parent will not, without the prior written consent of Merrill Lynch, directly or indirectly, offer or sell any shares of its common stock on the same terms as are applicable to the Company.

    Zell Chilmark and all of the Company's officers and directors have agreed that, for a period of 90 days from the date of this Prospectus Supplement, they will not, without the prior written consent of Merrill Lynch, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether owned by them at the date of this Prospectus Supplement or acquired hereafter or with respect to which any of them has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Common Stock, whether any such swap or other transaction described in clause (i) or (ii) above is to be settled by the delivery of Common Stock, other securities, cash or otherwise.

    In addition, the persons who received shares of the Company's Common Stock in the KUI Acquisition have agreed with the Company that they will not sell or otherwise dispose of any such shares for a period of 180 days from January 27, 1997 (the effective date of the Registration Statement of which the accompanying Prospectus is a part), and the Company has agreed that it will not waive or modify such agreement without the prior written consent of Merrill Lynch.

                                 LEGAL MATTERS

    Certain legal matters relating to the Common Stock Offering made hereby will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York 10017 in respect of New York law, and by Bogle & Gates P.L.L.C., Seattle, Washington, in respect of Washington law. Brown & Wood LLP, San Francisco, California will act as counsel for the Underwriters.

                                    EXPERTS

    The financial statements of Quality Food Centers, Inc. included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements of Hughes Markets, Inc. included in this Prospectus Supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

    The financial statements of Keith Uddenberg, Inc. incorporated by reference herein from Quality Food Centers, Inc.'s Current Report on Form 8-K/A dated February 18, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and such financial statements are incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
QUALITY FOOD CENTERS, INC.

Quarterly Financial Statements (Unaudited):

  Statements of Earnings for the 36 weeks ended September 7, 1996 and September 9, 1995....................        F-2

  Balance Sheets as of September 7, 1996 and December 30, 1995.............................................        F-3

  Statement of Shareholders' Equity for the 36 weeks ended September 7, 1996...............................        F-4

  Statements of Cash Flows for the 36 weeks ended September 7, 1996 and September 9, 1995..................        F-5

  Notes to Financial Statements for the 36 weeks ended September 7, 1996 and September 9, 1995.............        F-6

Audited Financial Statements:

  Independent Auditors' Report.............................................................................        F-9

  Statements of Earnings for each of the three years in the period ended December 30, 1995.................       F-10

  Statements of Shareholders' Equity for each of the three years in the period ended December 30, 1995.....       F-11

  Balance Sheets as of December 30, 1995 and December 31, 1994.............................................       F-12

  Statements of Cash Flows for each of the three years in the period ended December 30, 1995...............       F-13

  Notes to Financial Statements for each of the three years in the period ended December 30, 1995..........       F-14

HUGHES MARKETS, INC.

  Report of Independent Public Accountants.................................................................       F-26

  Consolidated Balance Sheets as of February 26, 1995, March 3, 1996 and September 29, 1996................       F-27

  Consolidated Statements of Income for each of the three years in the period ended March 3, 1996 and for
    the seven months ended September 24, 1995 and September 29, 1996.......................................       F-28

  Consolidated Statements of Shareholders' Equity for each of the three years in the period ended March 3,
    1996 and for the seven months ended September 29, 1996.................................................       F-29

  Consolidated Statements of Cash Flows for each of the three years in the period ended March 3, 1996 and
    for the seven months ended September 24, 1995 and September 29, 1996...................................       F-30

  Notes to Consolidated Financial Statements...............................................................       F-31

                           QUALITY FOOD CENTERS, INC.
                             STATEMENTS OF EARNINGS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              36 WEEKS ENDED
                                                                                        --------------------------
                                                                                        SEPTEMBER 7,  SEPTEMBER 9,
                                                                                            1996          1995
                                                                                        ------------  ------------
Sales.................................................................................   $  547,166    $  490,534
Cost of sales and related occupancy expenses..........................................      410,549       369,177
Marketing, general and administrative expenses........................................      103,850        92,476
                                                                                        ------------  ------------
Operating Income......................................................................       32,767        28,881
Interest income.......................................................................          301           426
Interest expense......................................................................       (6,901)       (5,885)
Other expense.........................................................................                     (1,400)
                                                                                        ------------  ------------
Earnings Before Income Taxes..........................................................       26,167        22,022
Taxes on income
  Current.............................................................................        8,413         7,343
  Deferred............................................................................          959         1,010
                                                                                        ------------  ------------
Total taxes on income.................................................................        9,372         8,353
                                                                                        ------------  ------------
Net Earnings..........................................................................   $   16,795    $   13,669
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Earnings Per Share....................................................................   $     1.14    $      .83
Weighted average shares outstanding...................................................       14,766        16,401
Dividends per common share............................................................   $   --        $     0.05

                See accompanying notes to financial statements.

                           QUALITY FOOD CENTERS, INC.
                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                     DECEMBER 30,
                                                                                                         1995
                                                                                       SEPTEMBER 7,  ------------
                                                                                           1996
                                                                                       ------------
                                                                                       (UNAUDITED)
                                              ASSETS
CURRENT ASSETS
Cash and cash equivalents............................................................   $   11,570    $   10,933
Accounts receivable..................................................................        9,655         9,031
Inventories..........................................................................       35,670        36,706
Prepaid expenses.....................................................................        6,442         5,524
                                                                                       ------------  ------------
Total Current Assets.................................................................       63,337        62,194

Properties
Land.................................................................................       15,025         8,576
Building, fixtures and equipment.....................................................      152,331       132,594
Leasehold improvements...............................................................       43,084        38,767
Construction in progress.............................................................        6,927        15,954
                                                                                       ------------  ------------
                                                                                           217,367       195,891

Accumulated depreciation and amortization............................................      (59,878)      (48,810)
                                                                                       ------------  ------------
                                                                                           157,489       147,081

Leasehold Interest, net of accumulated amortization of $10,719 and $9,535............       27,382        27,954
Real estate held for investment......................................................        5,888         5,622
Goodwill, net of accumulated amortization of $1,751 and $1,009.......................       33,857        34,599
Other Assets.........................................................................        5,657         5,428
                                                                                       ------------  ------------
                                                                                        $  293,610    $  282,878
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable.....................................................................   $   33,414    $   34,173
Accrued payroll and related benefits.................................................       13,041        12,556
Accrued business and sales taxes.....................................................        5,260         5,037
Other accrued expenses...............................................................        5,916         4,720
Federal income taxes payable.........................................................        3,709           405
Current portion of long-term debt....................................................       18,900        --
                                                                                       ------------  ------------
Total Current Liabilities............................................................       80,240        56,891
Deferred Income Taxes................................................................       11,735         9,992
Other Liabilities....................................................................        6,128         6,127
Long-Term Debt.......................................................................      131,100       164,500
Shareholders' Equity
Common stock at stated value--authorized 60,000,000 shares, issued and outstanding
  14,579,000 shares and 14,432,000 shares............................................       31,176        28,932
Retained earnings....................................................................       33,231        16,436
                                                                                       ------------  ------------
Total Shareholders' Equity...........................................................       64,407        45,368
                                                                                       ------------  ------------
                                                                                        $  293,610    $  282,878
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                See accompanying notes to financial statements.

                           QUALITY FOOD CENTERS, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY

                        36 WEEKS ENDED SEPTEMBER 7, 1996

                                  (UNAUDITED)

                                                                             COMMON STOCK
                                                                         --------------------  RETAINED
                                                                          SHARES     AMOUNT    EARNINGS     TOTAL
                                                                         ---------  ---------  ---------  ---------
                                                                                       (IN THOUSANDS)
Balance at December 30, 1995...........................................     14,432  $  28,932  $  16,436  $  45,368
Net Earnings...........................................................     --         --         16,795     16,795
Common Stock Issued....................................................        147      2,244     --          2,244
                                                                         ---------  ---------  ---------  ---------
Balance at September 7, 1996...........................................     14,579  $  31,176  $  33,231  $  64,407
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

                See accompanying notes to financial statements.

                           QUALITY FOOD CENTERS, INC.

                            STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                          THIRTY-SIX WEEKS ENDED
                                                                                        --------------------------
                                                                                        SEPTEMBER 7,  SEPTEMBER 9,
                                                                                            1996          1995
                                                                                        ------------  ------------
                                                                                          (DOLLARS IN THOUSANDS)
Operating Activities
  Net earnings........................................................................   $   16,795    $   13,669
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization of properties.......................................       11,063         8,641
    Amortization of leasehold interest and other......................................        2,526         2,074
    Amortization of debt issuance costs...............................................          128            86
    Deferred income taxes.............................................................          959         1,010
Changes in Operating Assets and Liabilities:
  Accounts receivable.................................................................         (624)       (1,202)
  Inventories.........................................................................        1,036        (1,280)
  Prepaid expenses....................................................................       (1,046)       (3,224)
  Accounts payable....................................................................         (759)       (7,250)
  Accrued payroll and related benefits................................................          485         1,778
  Accrued business and sales taxes....................................................          223           935
  Other accrued expenses..............................................................        1,196         1,319
  Federal income taxes payable........................................................        4,088         4,121
                                                                                        ------------  ------------
Net Cash Provided by Operating Activities.............................................       36,070        20,677
                                                                                        ------------  ------------
Investing Activities:
  Capital expenditures, net...........................................................      (25,000)      (20,780)
  Cash portion of Olson's merger......................................................       --           (17,815)
  Other...............................................................................         (827)         (653)
  Proceeds from sale of real estate...................................................        2,650         1,340
                                                                                        ------------  ------------
Net Cash Used by Investing Activities.................................................      (23,177)      (37,908)
                                                                                        ------------  ------------
Financing Activities:
  Proceeds from issuance of common stock..............................................        2,244        27,045
  Common stock repurchased............................................................       --          (177,850)
  Net proceeds under revolving credit facility........................................       --             4,000
  Proceeds from (repayments of) long-term debt........................................      (14,500)      140,000
  Cash dividend paid..................................................................       --              (974)
                                                                                        ------------  ------------

Net Cash Used by Financing Activities.................................................      (12,256)       (7,779)
                                                                                        ------------  ------------
Net Increase (Decrease) in Cash and Cash Equivalents..................................          637       (25,010)
Cash and Cash Equivalents, Beginning of Period........................................       10,933        35,163
                                                                                        ------------  ------------
Cash and Cash Equivalents, End of Period..............................................   $   11,570    $   10,153
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                See accompanying notes to financial statements.

                           QUALITY FOOD CENTERS, INC.
                         NOTES TO FINANCIAL STATEMENTS
         THIRTY-SIX WEEKS ENDED SEPTEMBER 7, 1996 AND SEPTEMBER 9, 1995
                                  (UNAUDITED)

NOTE A--NATURE OF OPERATIONS

    Quality Food Centers, Inc. ("QFC") is the second largest supermarket chain in the Seattle/Puget Sound region of Washington State, and the largest independent chain in the area. The Company has been in operation since 1954 and currently operates 62 stores and employs over 4,200 people.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FINANCIAL STATEMENT PREPARATION--The financial statements as of and for the twelve and thirty-six weeks ended September 7, 1996 and September 9, 1995 are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations and cash flows for the periods presented.

    These statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the annual audited financial statements and the accompanying notes included in the Company's Annual Report on Form 10-K dated March 20, 1996 (File No. 0-15590) for the year ended December 30, 1995 filed with the SEC on March 29, 1996.

    Complying with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Accrual results could differ from the estimates.

    Certain prior years' balances have been reclassified to conform to classifications used in the current year.

    FISCAL PERIODS--The Company's fiscal year ends on the last Saturday in December, and its reporting quarters consist of three 12-weeks quarters and a 16-week fourth quarter.

    EARNINGS PER SHARE--Earnings per share are based upon the weighted average number of common shares and common share equivalents outstanding during the period.

NOTE C--SUPPLEMENTAL CASH FLOW INFORMATION

    Cash paid for income taxes and interest expense for the thirty-six weeks ended September 7, 1996 and September 9, 1995 was as follows (in thousands):

                                                                       THIRTY-SIX WEEKS ENDED
                                                                    ----------------------------
                                                                    SEPTEMBER 7,   SEPTEMBER 9,
                                                                        1996           1995
                                                                    -------------  -------------
Income taxes......................................................    $   4,325      $   3,392
Interest (net of interest capitalized of $943 and $68,
 respectively)....................................................        6,602          5,422

                           QUALITY FOOD CENTERS, INC.
                         NOTES TO FINANCIAL STATEMENTS
         THIRTY-SIX WEEKS ENDED SEPTEMBER 7, 1996 AND SEPTEMBER 9, 1995
                            (UNAUDITED) (CONTINUED)

NOTE C--SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)
    During the first quarter of 1995, the Company acquired all of the outstanding shares of Olson's Food Stores, Inc. in a merger transaction for $60.1 million (Note D). In connection with the merger, consideration provided was as follows (in thousands):

Fair value of assets acquired....................................  $  69,246
Cash paid........................................................    (18,000)
Long-term debt assumed...........................................    (24,000)
Common stock issued..............................................    (18,070)
                                                                   ---------
Current liabilities assumed......................................  $   9,176
                                                                   ---------
                                                                   ---------

    During the first quarter of 1995, the Company recorded $4.0 million as an increase in goodwill and deferred income taxes to record deferred income taxes arising from the Olson's merger. Further, as part of the merger agreement, the Company agreed to remit the benefits, if any, of Olson's net operating lose carryforwards totaling approximately $12.0 million and certain other tax credit carryforwards totally approximately $1.2 million to the former shareholders of Olson's when utilized. Accordingly, a deferred tax asset and corresponding liability of $5.4 million were recorded to reflect amounts due the former shareholders of Olson's when tax loss and tax credit carry forwards are utilized by the Company. The Company utilized $784,000 of the tax asset during the second quarter of 1996 and $653,000 of the tax asset during the second quarter of 1995.

NOTE D--OLSON'S MERGER

    On March 2, 1995 the principal operations of Olson's Food Stores, Inc. were merged into the Company, including assets and liabilities related to 12 of its grocery stores and its interest in certain grocery stores in various stages of development, and its rights to several other future sites. The merger was effected through an acquisition of 100% of the outstanding voting securities of Olson's for $18.0 million cash, 752,941 shares of the Company's common stock, which as of March 2, 1995 had a value of $18.1 million, and the assumption by the Company of approximately $24.0 million of indebtedness of Olson's. The merger has been accounted for under the "purchase" method of accounting.

    Goodwill of $32.4 million is being amortized over a period of 35 years. Because the merger was a statutory merger, the Company has a carryover tax basis and amortization of the excess of the book value over the tax basis of the assets included in the merger is not deductible for federal income tax purposes.

                           QUALITY FOOD CENTERS, INC.
                         NOTES TO FINANCIAL STATEMENTS
         THIRTY-SIX WEEKS ENDED SEPTEMBER 7, 1996 AND SEPTEMBER 9, 1995
                            (UNAUDITED) (CONTINUED)

NOTE D--OLSON'S MERGER (CONTINUED)
    Following is a summary of the assets and liabilities recorded as a result of the Olson's merger (in thousands):

Cash...............................................................  $     182
Inventories........................................................      8,541
Other current assets...............................................        453
                                                                     ---------
    Total current assets...........................................      9,176

Property plant and equipment (net).................................     18,087
Leasehold interest.................................................     12,829
Goodwill...........................................................     32,367
Other assets.......................................................      7,487
Current liabilities................................................     (9,176)
Deferred income taxes..............................................     (4,000)
Other liabilities..................................................     (6,700)
                                                                     ---------

                                                                     $  60,070
                                                                     ---------
                                                                     ---------

NOTE E--RECAPITALIZATION

    During the second quarter of 1995, the Company completed a recapitalization. The Company's self-tender offer that commenced on January 18, 1995, for up to
7.0 million shares of its common stock at a price of $25.00 per share payable in cash expired on March 17, 1995. On March 29, 1995, the Company purchased 7.0 million shares of its common stock and entered into a new $220.0 million credit facility to finance the tender offer, Olson's merger, and provide additional capital. Additionally, the Company sold 1.0 million newly issued shares of its common stock to Zell/Chilmark Fund LP (Zell/Chilmark) at $25.00 per share on March 29, 1995. Zell/Chilmark acquired 2,975,000 additional shares at $25.00 per share, plus an amount equal to a 5% annual return on such amount from March 17, 1995 through January 16, 1996, directly from the Company's chairman and chief executive officer in a separate transaction that closed on January 16, 1996.

    To reflect the net reduction in shareholders' equity resulting from the recapitalization, the Company reduced retained earnings to zero at the beginning of the second quarter of 1995 and allocated the remaining amount as a reduction to common stock.

    Fees paid in connection with the recapitalization aggregated approximately $4.3 million. During the first quarter of 1995, $1.4 million of these fees were recorded as a one-time expense, which is not deductible for federal income tax purposes. The remaining costs of $2.9 million were recorded as a direct reduction to shareholders' equity.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Quality Food Centers, Inc.
Bellevue, Washington

    We have audited the accompanying balance sheets of Quality Food Centers, Inc. as of December 30, 1995 and December 31, 1994, and the related statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Quality Food Centers, Inc. as of December 30, 1995 and December 31, 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
March 20, 1996
Seattle, Washington

                           QUALITY FOOD CENTERS, INC.

                             STATEMENTS OF EARNINGS

               YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994,
                             AND DECEMBER 25, 1993

                                                                       1995            1994            1993
                                                                  --------------  --------------  --------------
Sales...........................................................  $  729,855,999  $  575,878,589  $  518,259,868
Cost of sales and related occupancy expenses....................     550,434,224     430,711,080     386,895,474
Marketing, general and administrative expenses..................     136,644,381     105,955,569      92,467,509
                                                                  --------------  --------------  --------------
Operating income................................................      42,777,394      39,211,940      38,896,885
Interest income.................................................         501,249         932,596         879,687
Interest expense................................................       9,639,405        --              --
Other expense...................................................       1,400,000        --              --
                                                                  --------------  --------------  --------------
Earnings before income taxes....................................      32,239,238      40,144,536      39,776,572
Taxes on income:
  Current.......................................................      10,087,000      11,593,000      11,207,000
  Deferred......................................................       1,936,000       2,175,000       2,576,000
                                                                  --------------  --------------  --------------
Total taxes on income...........................................      12,023,000      13,768,000      13,783,000
                                                                  --------------  --------------  --------------
Net earnings....................................................  $   20,216,238  $   26,376,536  $   25,993,572
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Earnings per share..............................................  $         1.28  $         1.34  $         1.33
Weighted average shares outstanding.............................      15,830,000      19,656,000      19,592,000
Dividends per common share......................................  $          .05  $          .20  $          .15

                       See notes to financial statements.

                           QUALITY FOOD CENTERS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                         YEARS ENDED DECEMBER 30, 1995,

                             DECEMBER 31, 1994, AND

                               DECEMBER 25, 1993

                                                             COMMON STOCK
                                                      ---------------------------     RETAINED
                                                         SHARES        AMOUNT         EARNINGS         TOTAL
                                                      ------------  -------------  --------------  --------------
Balance at December 26, 1992........................    19,233,684  $  22,395,240  $   85,950,068  $  108,345,308
Net earnings........................................       --            --            25,993,572      25,993,572
Common stock issued.................................       115,463      1,980,582        --             1,980,582
Tax benefit related to stock options................       --             199,829        --               199,829
Cash dividends ($.15 per share).....................       --            --            (2,899,049)     (2,899,049)
                                                      ------------  -------------  --------------  --------------
Balance at December 25, 1993........................    19,349,147     24,575,651     109,044,591     133,620,242
Net earnings........................................       --            --            26,376,536      26,376,536
Common stock issued.................................       131,862      1,992,900        --             1,992,900
Tax benefit related to stock options................       --              76,065        --                76,065
Cash dividends ($.20 per share).....................       --            --            (3,887,905)     (3,887,905)
                                                      ------------  -------------  --------------  --------------
Balance at December 31, 1994........................    19,481,009     26,644,616     131,533,222     158,177,838
Net earnings........................................       --            --            20,216,238      20,216,238
Common stock issued.................................     1,951,119     45,130,515        --            45,130,515
Common stock repurchased (including offering fees
  and expenses aggregating $2,849,947)..............    (7,000,000)   (43,510,084)   (134,339,863)   (177,849,947)
Tax benefit related to stock options................       --             666,987        --               666,987
Cash dividend ($.05 per share)......................       --            --              (974,050)       (974,050)
                                                      ------------  -------------  --------------  --------------
Balance at December 30, 1995........................    14,432,128  $  28,932,034  $   16,435,547  $   45,367,581
                                                      ------------  -------------  --------------  --------------
                                                      ------------  -------------  --------------  --------------

                       See notes to financial statements.

                           QUALITY FOOD CENTERS, INC.

                                 BALANCE SHEETS

                                                                                    DECEMBER 30,    DECEMBER 31,
                                                                                        1995            1994
                                                                                   --------------  --------------
                                                     ASSETS
Current Assets
Cash and cash equivalents........................................................  $   10,932,711  $   35,162,625
Accounts receivable..............................................................       9,031,239       3,285,717
Inventories......................................................................      36,706,259      23,615,073
Prepaid expenses.................................................................       5,523,611       2,645,579
                                                                                   --------------  --------------
Total Current Assets.............................................................      62,193,820      64,708,994
Properties
Land.............................................................................       8,576,024       9,721,225
Buildings, fixtures and equipment................................................     132,594,371      96,096,154
Leasehold improvements...........................................................      38,766,871      32,577,792
Construction in progress.........................................................      15,953,743        --
                                                                                   --------------  --------------
                                                                                      195,891,009     138,395,171
Accumulated depreciation and amortization........................................     (48,810,330)    (36,095,273)
                                                                                   --------------  --------------
                                                                                      147,080,679     102,299,898
Leasehold interest, net of accumulated amortization of $9,534,637 and
  $7,946,985.....................................................................      27,953,998      16,133,654
Real estate held for investment..................................................       5,622,756      19,166,054
Goodwill, net of accumulated amortization of $1,008,745 and $136,137.............      34,598,787       2,185,369
Other assets.....................................................................       5,428,115       3,419,633
                                                                                   --------------  --------------
                                                                                   $  282,878,155  $  207,913,602
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable.................................................................  $   34,173,236  $   24,043,452
Accrued payroll and related benefits.............................................      12,555,638       9,941,414
Accrued business and sales taxes.................................................       5,036,853       3,915,494
Other accrued expenses...........................................................       4,720,079       2,692,404
Federal income taxes payable.....................................................         405,000         340,000
                                                                                   --------------  --------------
Total Current Liabilities........................................................      56,890,806      40,932,764
Deferred income taxes............................................................       9,992,000       8,803,000
Other liabilities................................................................       6,127,768        --
Long-term debt...................................................................     164,500,000        --
Shareholders' Equity
Common stock, at stated value--
    Authorized 60,000,000 shares Issued and outstanding 14,432,128 shares and
      19,481,009 shares..........................................................      28,932,034      26,644,616
Retained earnings................................................................      16,435,547     131,533,222
                                                                                   --------------  --------------
Total Shareholders' Equity.......................................................      45,367,581     158,177,838
                                                                                   --------------  --------------
                                                                                   $  282,878,155  $  207,913,602
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                       See notes to financial statements.

                           QUALITY FOOD CENTERS, INC.

                            STATEMENTS OF CASH FLOWS

               YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994,
                             AND DECEMBER 25, 1993

                                                                       1995             1994            1993
                                                                  ---------------  --------------  --------------
Operating Activities:
  Net earnings..................................................  $    20,216,238  $   26,376,536  $   25,993,572
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization of properties.................       12,892,275      10,130,395       8,040,474
    Amortization of leasehold interest and other................        3,277,506       1,474,404       1,242,383
    Amortization of debt issuance fees..........................          142,609        --              --
    Deferred income taxes.......................................        1,936,000       2,175,000       2,576,000
  Changes in operating assets and liabilities:
    Accounts receivable.........................................       (5,292,349)       (506,700)        164,327
    Inventories.................................................       (4,550,186)     (4,185,146)     (3,587,343)
    Prepaid expenses............................................       (2,878,032)       (755,442)       (327,116)
    Accounts payable............................................          297,137         (35,120)      1,751,063
    Accrued payroll and related benefits........................        2,614,224         481,610         603,201
    Accrued business and sales taxes............................        1,121,359         727,172         406,122
    Other accrued expenses......................................        2,108,396      (1,066,647)        258,027
    Federal income taxes payable................................        1,384,987        (201,000)       (568,000)
                                                                  ---------------  --------------  --------------
Net Cash Provided by Operating Activities.......................       33,270,164      34,615,062      36,552,710
                                                                  ---------------  --------------  --------------
Investing Activities:
  Capital expenditures, net.....................................      (28,638,585)    (20,983,065)    (39,864,618)
  Cash portion of Olson's merger................................      (18,000,000)       --              --
  Increase in real estate held for investment...................         (406,674)     (7,196,079)     (3,156,420)
  Other.........................................................         (531,337)       (710,845)      1,493,830
  Proceeds from sale of real estate.............................        1,340,000        --              --
                                                                  ---------------  --------------  --------------
Net Cash Used by Investing Activities...........................      (46,236,596)    (28,889,989)    (41,527,208)
                                                                  ---------------  --------------  --------------
Financing Activities:
  Proceeds from issuances of common stock.......................       27,060,515       2,068,965       2,180,411
  Common stock repurchased......................................     (177,849,947)       --              --
  Net proceeds under revolving credit facility..................          500,000        --              --
  Proceeds from long-term debt..................................      140,000,000        --              --
  Cash dividends paid...........................................         (974,050)     (3,887,905)     (2,899,049)
                                                                  ---------------  --------------  --------------
Net Cash Used by Financing Activities...........................      (11,263,482)     (1,818,940)       (718,638)
                                                                  ---------------  --------------  --------------
Net Increase (Decrease) in Cash and Cash Equivalents............      (24,229,914)      3,906,133      (5,693,136)
Cash and Cash Equivalents, Beginning of Period..................       35,162,625      31,256,492      36,949,628
                                                                  ---------------  --------------  --------------
Cash and Cash Equivalents, End of Period........................  $    10,932,711  $   35,162,625  $   31,256,492
                                                                  ---------------  --------------  --------------
                                                                  ---------------  --------------  --------------

                       See notes to financial statements.

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations--Quality Food Centers, Inc. (QFC) is the second largest supermarket chain in the Seattle/Puget Sound region of Washington State, and the largest independent chain in the area. The Company has been in operation since 1954 and currently operates 62 stores and employs over 4,200 people.

    Basis of Presentation--The Company's financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates.

    Earnings Per Share--Earnings per share is based upon the weighted average number of common shares and common share equivalents outstanding during the period.

    Fiscal Year--The Company's fiscal year ends on the last Saturday in December. The years ended December 30, 1995 and December 25, 1993 represent 52-week fiscal years. The year ended December 31, 1994 was a 53-week fiscal year.

    Cash and Cash Equivalents--The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company's investment portfolio is diversified and consists of investment grade securities, recorded at cost which approximates market value.

    The Company's cash management system provides for reimbursement of bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank in the aggregate amount of $18,082,833 and $13,004,480 at December 30, 1995 and December 31, 1994, are included in accounts payable.

    Construction in Progress--Costs associated with acquiring land, buildings, fixtures and equipment while a store is under construction are recorded as construction in progress. Additionally, the Company capitalizes interest on debt incurred during the construction of a new store. When a store opens, all costs are then transferred to the appropriate property account.

    Depreciation and Amortization--Depreciation is provided on the straight-line method over the shorter of the estimated useful lives or 31 1/2 years for buildings and three to ten years for fixtures and equipment. Amortization of leasehold improvements is computed on the straight-line method over the term of the lease or useful life of the assets, whichever is shorter.

    Goodwill--Goodwill arises primarily from business acquisitions and represents the cost of purchased businesses in excess of amounts assigned to tangible and identified intangible assets. Goodwill is being amortized over estimated lives of up to 40 years.

    Long-lived Assets--The Company periodically reviews long-lived assets, including identified intangible assets and goodwill for impairment to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such review includes estimating expected future cash flows. No such events or circumstances have occurred during 1995.

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

    Start-up and Promotional Expenses--Costs incurred in connection with the start-up and promotion of new store openings and major store remodels are expensed as incurred.

    Leasehold Interest--Leasehold interests from acquired operating lease rights are amortized over the term of the respective leases, including renewal periods exercisable at the option of the Company. Management believes that exercise of renewal options is probable.

    Real Estate Held for Investment--Real estate held for investment includes land and buildings the Company has acquired where it plans to either operate a store in the future or sell the real estate, and is recorded at the lower of cost or market. Upon commencement of construction, costs are transferred to construction in progress.

    Reclassifications--Certain prior years' balances have been reclassified to conform to classifications used in the current year.

NOTE B

SUPPLEMENTAL CASH FLOW INFORMATION

    Cash paid for income taxes and interest expense for the last three years was as follows:

                                                                           1995          1994           1993
                                                                       ------------  -------------  -------------
Income taxes.........................................................  $  8,872,000  $  11,718,000  $  11,576,000
Interest (net of $166,959 of interest capitalized)...................     9,328,328       --             --
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------

    During the first quarter of 1995, the Company acquired all of the outstanding shares of Olson's Food Stores, Inc. in a merger transaction for $60,070,000 (Note K). In connection with the merger, liabilities assumed were as follows:

Fair value of assets acquired..................................  $69,246,000
Cash paid......................................................  (18,000,000)
Long-term debt assumed.........................................  (24,000,000)
Common stock issued............................................  (18,070,000)
                                                                 ----------
Current liabilities assumed....................................  $9,176,000
                                                                 ----------
                                                                 ----------

    During the first quarter of 1995 the Company recorded $4,000,000 as an increase in goodwill and deferred income taxes payable to record deferred income taxes arising from the Olson's merger. In addition, a deferred tax asset and corresponding liability of $5,400,000 were recorded to reflect amounts due the former shareholders of Olson's when tax loss and tax credit carryforwards are utilized by the Company. During 1995, the Company utilized $653,000 of the tax asset to reduce current taxes payable.

NOTE C

INVENTORIES

    Substantially all merchandise inventories are valued at the lower of last-in, first-out (LIFO) cost or market. The LIFO method results in a better matching of costs and revenues, as current merchandise cost is recognized in cost of merchandise sold instead of in ending inventories as is the practice under the first-

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE C (CONTINUED)
in, first-out (FIFO) method. Information related to the FIFO method may be useful in comparing operating results to those of companies not on LIFO.

    On a supplemental basis, if inventories had been valued at the lower of FIFO cost or market, inventories would have increased by $1,984,000 and $1,365,000 as of December 30, 1995 and December 31, 1994, and net earnings would have increased by $402,000 in 1995 and $16,000 in 1993. There was no LIFO adjustment in 1994.

NOTE D

LEASES

    The Company leases its administrative offices and 57 of its 62 store facilities in operation under noncancelable operating leases expiring through 2023. Certain of the leases include renewal provisions at the Company's option. Minimum rental commitments under noncancelable leases, which exclude stores to be added in 1996, as of December 30, 1995, are as follows:

YEAR ENDING DECEMBER
------------------------------------------------------------------------------
1996..........................................................................  $   14,031,600
1997..........................................................................      13,817,300
1998..........................................................................      13,631,300
1999..........................................................................      13,391,100
2000..........................................................................      13,415,800
Thereafter....................................................................     166,611,900
                                                                                --------------
                                                                                $  234,899,000
                                                                                --------------
                                                                                --------------

    A majority of the store facility leases provide for contingent rentals based upon specified percentages of sales, real estate tax escalation clauses and executory costs. Space in several store facilities has been sublet.

    A summary of rental expense under operating leases is as follows:

                                                                          1995           1994           1993
                                                                      -------------  -------------  -------------
Minimum rent........................................................  $  12,417,234  $   8,184,998  $   7,170,043
Contingent rentals..................................................      1,820,196      1,744,072      1,989,793
Real estate taxes and executory costs...............................      3,565,656      2,321,142      2,029,980
Less sublease rentals...............................................       (569,636)      (164,263)      (161,030)
                                                                      -------------  -------------  -------------
                                                                      $  17,233,450  $  12,085,949  $  11,028,786
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE E

FEDERAL INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and result from differences in the timing of recognition of revenue and expenses for tax and financial statement reporting. The tax effects of significant items comprising the Company's deferred tax liability as of December 30, 1995 and December 31, 1994 are as follows:

                                                                     1995           1994
                                                                 -------------  -------------
DEFERRED TAX ASSETS:
Compensated absences...........................................  $     834,000  $     750,000
Self insurance.................................................        321,000        388,000
Other..........................................................        793,000        688,000
Deferred tax asset arising from Olson's merger
  (Note K).....................................................      4,747,000       --
                                                                 -------------  -------------
                                                                     6,695,000      1,826,000
                                                                 -------------  -------------
DEFERRED TAX LIABILITIES:
Accelerated depreciation.......................................     11,338,000      9,813,000
Multi-employer pension contribution............................        724,000        558,000
Deferred tax liability arising from Olson's merger
  (Note K).....................................................      4,000,000       --
Other..........................................................        625,000        258,000
                                                                 -------------  -------------
                                                                    16,687,000     10,629,000
                                                                 -------------  -------------
Net deferred tax liability.....................................  $   9,992,000  $   8,803,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    No valuation allowance was necessary for the deferred tax assets at December 30, 1995 and December 31, 1994.

    The differences between the Company's effective income tax rates and the federal statutory rates are summarized as follows:

                                                                                         1995       1994       1993
                                                                                       ---------  ---------  ---------
Statutory rate.......................................................................       35.0%      35.0%      35.0%
Nondeductible goodwill...............................................................         .9     --         --
Nondeductible recapitalization fees..................................................        1.6     --         --
Other (primarily interest on tax-free municipal securities)..........................        (.2)       (.7)       (.7)
Revaluation of deferred tax liability due to tax rate change.........................     --         --             .4
                                                                                             ---        ---        ---
Effective tax rate...................................................................       37.3%      34.3%      34.7%
                                                                                             ---        ---        ---
                                                                                             ---        ---        ---

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE F

LONG-TERM DEBT

    In March 1995, the Company entered into a $220,000,000 credit facility to finance the repurchase of its shares pursuant to a self-tender offer (Note L) and to finance a portion of the Olson's merger (Note K). The credit facility consists of a term loan of $140,000,000 and revolving credit loans of up to $80,000,000.

    Principal repayments of the term loan are due in quarterly installments from March 1997 through September 2001. The revolving loans are available on a revolving credit basis for general corporate purposes and any outstanding amounts would become due in September 2001. At the Company's option, the interest rate per annum applicable to the credit facility is either (1) the greater of the bank agent's reference rate or .5% above the federal funds rate or (2) IBOR plus a margin of 1.25% initially, with margin reductions if the Company meets specified financial ratios. At December 30, 1995, the borrowings under the credit facility bore interest at an average rate of approximately 7.0%. Additionally, the credit facility requires a commitment fee of .37% on the average daily unused portion of the revolving credit loans, computed on a quarterly basis in arrears.

    The credit facility contains a number of significant covenants that, among other things, restrict the ability of the Company to incur additional indebtedness or incur liens on its assets, in each case subject to specified exceptions, impose specified financial tests as a precondition to the Company's acquisition of other businesses, prohibit the Company from making certain restricted payments (including dividends) and restrict the Company from making share repurchases above certain amounts before January 1, 1997 and, subject to specified financial tests, restrict its ability to make such payments and repurchases thereafter. In addition, the Company is required to comply with specified financial ratios and tests, including a maximum debt to cash flow ratio, minimum ratios of cash flow to fixed charges, a minimum accounts payable to inventory ratio and a minimum net worth test. The credit facility is secured by a lien on all of the Company's receivables and intangible assets. The carrying amount of this debt approximates fair market value, as rates are approximately equal to those currently available to the Company for similar purposes.

    As of December 30, 1995, long-term debt matures as follows:

YEAR ENDING DECEMBER
------------------------------------------------------------------------------
1996..........................................................................  $     --
1997..........................................................................      25,200,000
1998..........................................................................      25,200,000
1999..........................................................................      29,400,000
2000..........................................................................      35,000,000
Thereafter....................................................................      49,700,000
                                                                                --------------
                                                                                $  164,500,000
                                                                                --------------
                                                                                --------------

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE G

COMMITMENTS AND CONTINGENCIES

    The Company is involved in various matters of litigation, all arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE H

RELATED PARTY TRANSACTIONS

    Pursuant to an agreement with its chairman and chief executive officer, the Company pays a management fee of up to 0.2% of sales as compensation for management advisory services. The Company does not pay a salary or bonus to its chairman and chief executive officer. Management fee expense under the agreement for 1995, 1994 and 1993 was $981,068, $1,151,757 and $1,036,520. During the
fourth quarter of 1995, in lieu of the management fee, which would have been approximately $479,000, the Company granted stock options for 58,900 shares of its stock under the Company's 1993 Executive Stock Option Plan (Note J) to its chairman and chief executive officer.

    In August 1993, two partnerships which include the Company's chairman and chief executive officer acquired the 24-acre University Village Shopping Center, where one of the Company's stores is located and which is adjacent to the 8.8 acre parcel of land the Company acquired in 1991. In connection with the transaction, the Company negotiated with the partnerships for certain property rights and lease modifications, which among other rights, provide the Company with the right to be the exclusive grocery store in the center, the right to relocate its store and a lease term extension of 15 years. The Company paid $4,960,000 for these rights, which is included in Leasehold Interest and is being amortized over the life of the lease. Rentals and common area and real estate tax reimbursements paid to the partnerships were at the same rates paid to the previous owner of the center and totaled approximately $683,000, $715,000 and $244,000 for 1995, 1994 and 1993.

    During 1995, the Company assumed a lease for one of its stores included in the Olson's merger (Note K) where the landlord is an entity that is controlled by a member of the Company's Board of Directors. Rental payments for the store, which include reimbursements for common area maintenance and real estate taxes, totaled $142,000 during 1995. The lease terminates in April 2001, with options to renew through April 2035. In addition, during 1995 the Company purchased approximately $1,673,000 of products from an entity owned by certain family members of the same member of its Board of Directors.

    The Company's president is a member of the board of directors of the Associated Grocers, Inc. (A.G.) cooperative, which became one of the Company's major suppliers in 1995. Amounts paid to A.G. for products and services totaled $44,903,000 for 1995.

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE I

RETIREMENT PLANS

    The Company participates in a union administered multi-employer defined benefit pension plan for employees covered by collective bargaining agreements. The contributions under this plan were $3,067,232, $2,386,971 and $2,166,699 for 1995, 1994 and 1993.

    The Company's defined contribution profit-sharing plan includes employees not covered by collective bargaining agreements who meet certain service requirements. Contributions to the plan are based on a percentage of gross wages and are made at the discretion of the Company. The Company's profit-sharing expense was $548,000, $467,000 and $372,000 for 1995, 1994 and 1993.

    The Company maintains a voluntary defined contribution retirement plan qualified under Section 401(k) of the Internal Revenue Code of 1986, available to all eligible employees not covered by collective bargaining agreements. The Company does not currently match employee contributions to the plan.

NOTE J

SHAREHOLDERS' EQUITY

    In March 1987, the Company adopted an Incentive Stock Option Plan, under which options vest ratably over five years and expire after 10 years from the date of grant. In December 1989, the Company adopted its Directors' Nonqualified Stock Option Plan for non-employee (non-affiliated) directors of the Company, under which nonqualified options vest ratably over three years and expire, with certain exceptions, ten years after the date of grant. In 1993, the Company's shareholders approved the 1993 Executive Stock Option Plan, under which nonqualified options vest ratably over five years and expire after 10 years. For all the plans, the exercise price must not be less than the fair market value of the common stock at the date of grant.

    These plans provide for the grant of options to acquire up to 2,300,000 shares of common stock to officers, directors and employees. Options for 1,365,778 shares granted to 692 employees and four

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE J (CONTINUED)
directors were outstanding at December 30, 1995. Stock option activity under these plans for the last three years was as follows:

                                                                                  NUMBER        OPTION PRICE
                                                                                OF SHARES         PER SHARE
                                                                                ----------  ---------------------
Outstanding, December 26, 1992................................................     686,490        $3.25 to $34.00
Granted.......................................................................     205,800        25.50 to  32.75
Forfeited.....................................................................      (3,930)        6.06 to  34.00
Exercised.....................................................................     (54,841)        3.25 to  31.38
                                                                                ----------  ---------------------
Outstanding, December 25, 1993................................................     833,519         3.25 to  34.00
Granted.......................................................................     204,200        21.00 to  22.75
Forfeited.....................................................................     (11,610)        6.06 to  34.00
Exercised.....................................................................     (40,656)        3.25 to  17.25
                                                                                ----------  ---------------------
Outstanding, December 31, 1994................................................     985,453         3.25 to  34.00
Granted.......................................................................     514,950      20.125 to  24.125
Forfeited.....................................................................     (20,730)       17.25 to  34.00
Exercised.....................................................................    (113,895)        3.25 to  22.50
                                                                                ----------  ---------------------
Outstanding, December 30, 1995................................................   1,365,778        $3.25 to $34.00
                                                                                ----------  ---------------------
                                                                                ----------  ---------------------
Exercisable, December 30, 1995................................................     582,089        $3.25 to $34.00
                                                                                ----------  ---------------------

    In 1990, the Company adopted an Employee Stock Purchase Plan under which 500,000 shares of the Company's common stock are reserved for issuance to employees. Employees are eligible to participate through payroll deductions in amounts related to their basic compensation. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period. Under the plan, 84,283, 91,206 and 60,622 shares were issued to 956, 1,061 and 1,088 employees, in 1995, 1994 and 1993. As of December 30, 1995, payroll deductions totaling $1,357,000 on behalf of approximately 1,268 employees were accrued for purchase of shares on March 31, 1996.

    Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," was recently issued and is effective for the Company's fiscal year ending December 28, 1996. The Company, as allowed, intends to continue to measure stock-based compensation using its current method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25. The Company will be required to disclose certain additional information related to its stock options and Employee Stock Purchase Plan; however, management believes the impact to the financial statements, taken as a whole, will not be material.

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE K

OLSON'S MERGER

    On March 2, 1995 the principal operations of Olson's Food Stores, Inc. were merged into the Company, including assets and liabilities related to 12 of its grocery stores and its interest in certain grocery stores in various stages of development, and its rights to several other future sites.

    The merger was effected through an acquisition of 100% of the outstanding voting securities of Olson's for $18,000,000 cash, 752,941 shares of the Company's common stock, which as of March 2, 1995 had a value of $18,070,000, and the assumption by the Company of approximately $24,000,000 of indebtedness of Olson's. The merger has been accounted for under the "purchase" method of accounting.

    Goodwill of $32,367,000 is being amortized over a period of 35 years. Because the merger was a statutory merger, the Company has a carryover tax basis and amortization of the excess of the book value over the tax basis of the assets included in the merger is not deductible for federal income tax purposes.

    The Company has recorded $4,000,000 to goodwill and deferred income taxes to give effect to deferred income taxes arising from the Olson's merger. Further, as part of the merger agreement, the Company agreed to remit the benefits, if any, of Olson's net operating loss carryforwards totaling approximately $12,000,000 and certain other tax credit carryforwards totaling approximately $1,200,000 to the former shareholders of Olson's when utilized. A deferred tax asset and a corresponding liability of $5,400,000 related to these carryforward items were recorded in the Company's financial statements. During 1995, the Company utilized $653,000 of the tax asset to reduce current taxes payable.

    Following is a summary of the assets and liabilities recorded as a result of the Olson's merger:

Cash...........................................................  $  182,000
Inventories....................................................   8,541,000
Other Current Assets...........................................     453,000
                                                                 ----------
      Total Current Assets.....................................   9,176,000
Property Plant and Equipment (net).............................  18,087,000
Leasehold Interest.............................................  12,829,000
Goodwill.......................................................  32,367,000
Other Assets...................................................   7,487,000
Current Liabilities............................................  (9,176,000)
Deferred Income Taxes..........................................  (4,000,000)
Other Liabilities..............................................  (6,700,000)
                                                                 ----------
                                                                 $60,070,000
                                                                 ----------
                                                                 ----------

    The $24,000,000 in long-term debt assumed in connection with the Olson's merger was partially repaid with cash and partially refinanced with $15,000,000 in borrowings under the Company's credit facility.

    Pursuant to the merger agreement, the former shareholders of Olson's are required to pay to the Company the excess of Olson's current liabilities over current assets as of the merger date. Such amount totalled $10,216,000, of which $2,539,000 remained payable to the Company at December 30, 1995.

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE L

RECAPITALIZATION

    During the second quarter of 1995, the Company successfully completed its recapitalization plan announced in December 1994. The Company's self-tender offer that commenced on January 18, 1995, for up to 7,000,000 shares of its common stock at a price of $25.00 per share payable in cash expired on March 17, 1995. On March 29, 1995, the Company purchased 7,000,000 shares of its common stock and entered into a new $220,000,000 credit facility to finance the tender offer, Olson's merger and provide additional capital. Additionally, the Company sold 1,000,000 newly issued shares of its common stock to Zell/ Chilmark Fund L.P. (Zell/Chilmark) at $25.00 per share on March 29, 1995. Zell/Chilmark acquired an additional 2,975,000 shares at $25.00 per share, plus an amount equal to a 5% annual return on such amount from March 17, 1995 through January 16, 1996, directly from the Company's chairman and chief executive officer in a separate transaction that closed on January 16, 1996.

    To reflect the net reduction in shareholders' equity resulting from the recapitalization, the Company reduced retained earnings to zero at the beginning of the second quarter of 1995 and allocated the remaining amount as a reduction to common stock.

    Fees payable in connection with the recapitalization aggregated approximately $4,250,000. During the first quarter of 1995, $1,400,000 of these fees were recorded as a one-time expense, which is not deductible for federal income tax purposes. The remaining costs of $2,849,947 were recorded as a direct reduction to shareholders' equity.

NOTE M

PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The following pro forma financial information sets forth historical information which has been adjusted to reflect the Olson's merger and the recapitalization described in Notes K and L. The pro forma information is presented as of and for the year ended December 31, 1994. Olson's historical information is as of and for the year ended October 29, 1994. The pro forma statement of earnings information assumes the transactions have taken place at the beginning of the period presented, while the pro forma balance sheet information assumes the transactions have occurred on December 31, 1994.

                  CONDENSED STATEMENTS OF EARNINGS INFORMATION

                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                            PRO FORMA ADJUSTMENTS      PRO FORMA
                                                  DEC. 31,                --------------------------    DEC. 31,
                                                    1994       OLSON'S     OLSON'S   RECAPITALIZATION     1994
                                                ------------  ----------  ---------  ---------------  ------------
Sales.........................................   $  575,879   $  112,098  $  --         $  --          $  687,977
Net earnings..................................       26,376        3,685     (2,591)       (7,937)         19,533
Earnings per share............................         1.34          N/A     --            --                1.36
Weighted average shares outstanding...........       19,656          N/A        753        (6,000)         14,409

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE M (CONTINUED)
               CONDENSED BALANCE SHEET INFORMATION (IN THOUSANDS)

                                                                           PRO FORMA ADJUSTMENTS      PRO FORMA
                                                 DEC. 31,               ---------------------------    DEC. 31,
                                                   1994       OLSON'S    OLSON'S    RECAPITALIZATION     1994
                                               ------------  ---------  ----------  ---------------  ------------
Current assets...............................   $   64,709   $   7,694  $  (18,000)  $      (5,500)   $   48,903
Property, plant and equipment................      102,300      16,721      --            --             119,021
Other assets.................................       40,905         961      42,388           1,200        85,454
                                               ------------  ---------  ----------  ---------------  ------------
                                                $  207,914   $  25,376  $   24,388   $      (4,300)   $  253,378
                                               ------------  ---------  ----------  ---------------  ------------
                                               ------------  ---------  ----------  ---------------  ------------
Current liabilities..........................   $   40,933   $   7,694  $   --       $    --          $   48,627
Long-term debt...............................       --           6,583      17,417         150,000       174,000
Deferred income taxes........................        8,803      --          --            --               8,803
Shareholders' equity.........................      158,178      11,099       6,971        (154,300)       21,948
                                               ------------  ---------  ----------  ---------------  ------------
                                                $  207,914   $  25,376  $   24,388   $      (4,300)   $  253,378
                                               ------------  ---------  ----------  ---------------  ------------
                                               ------------  ---------  ----------  ---------------  ------------

    Pro forma adjustments to the balance sheet information reflect the reduction in cash, increase in long-term debt and change in common stock outstanding as a result of the Olson's merger and the recapitalization. Pro forma adjustments to the statement of earnings information reflect the related reduction in interest income, increase in interest expense and additional depreciation and amortization of the excess of the price paid in connection with the Olson's merger over the fair value of the net tangible assets acquired.

    The pro forma results are not necessarily indicative of what actually would have occurred if the Olson's merger and the recapitalization had been in effect for the period presented, are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations. Nonrecurring charges of $1,400,000 directly resulting from the recapitalization are not reflected in the pro forma information for the 53 weeks ended December 31, 1994.

                           QUALITY FOOD CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

                                  (CONTINUED)

NOTE N

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Following is a presentation of selected financial data for each of the four quarters of 1995 and 1994. (In thousands except earnings per share):

                                                                     FIRST       SECOND        THIRD       FOURTH
                                                                    QUARTER      QUARTER      QUARTER      QUARTER
                                                                  (12 WEEKS)   (12 WEEKS)   (12 WEEKS)   (16 WEEKS)
                                                                  -----------  -----------  -----------  -----------
1995
Sales...........................................................   $ 138,938    $ 175,539    $ 176,057    $ 239,322
Cost of sales and related occupancy expenses....................     104,656      131,659      132,861      181,257
Gross margin....................................................      34,282       43,880       43,196       58,065
Operating income................................................       7,712       11,071       10,099       13,896
Interest income.................................................         273           76           76           76
Interest expense................................................          72        2,875        2,938        3,754
Other expense...................................................       1,400       --           --           --
Net earnings....................................................       3,781        5,277        4,612        6,546
Earnings per share..............................................         .19          .36          .32          .45
Average shares outstanding......................................      19,842       14,821       14,553       14,548

                                                                     FIRST       SECOND        THIRD       FOURTH
                                                                    QUARTER      QUARTER      QUARTER      QUARTER
                                                                  (12 WEEKS)   (12 WEEKS)   (12 WEEKS)   (17 WEEKS)
                                                                  -----------  -----------  -----------  -----------
1994
Sales...........................................................   $ 120,986    $ 127,182    $ 135,471    $ 192,239
Cost of sales and related occupancy expenses....................      90,446       94,624      101,241      144,401
Gross margin....................................................      30,540       32,558       34,230       47,838
Operating income................................................       8,144        9,627        9,040       12,400
Interest income.................................................         162          189          221          361
Net earnings....................................................       5,451        6,444        6,082        8,399
Earnings per share..............................................         .28          .33          .31          .43
Average shares outstanding......................................      19,594       19,547       19,695       19,685

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of HUGHES MARKETS, INC.

    We have audited the accompanying consolidated balance sheets of HUGHES MARKETS, INC. (a California corporation) AND SUBSIDIARIES as of February 26, 1995 and March 3, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the three years in the period ended March 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hughes Markets, Inc. and Subsidiaries as of February 26, 1995 and March 3, 1996, and the results of their operations and their cash flows for the three years in the period ended March 3, 1996, in conformity with generally accepted accounting principles.

/s/ARTHUR ANDERSEN LLP

LOS ANGELES, CALIFORNIA
MAY 10, 1996, EXCEPT FOR THE
MATTERS DISCLOSED IN NOTE 11 FOR
WHICH THE DATE IS NOVEMBER 20, 1996.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                              FEBRUARY 26,   MARCH 3,    SEPTEMBER 29,
                                                                                  1995         1996          1996
                                                                              ------------  -----------  -------------
                                                                                                          (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................................   $24,348,217  $31,999,667   $10,453,573
  Accounts receivable, net of allowances of $427,270, $341,546 and $441,025 as of February 26, 1995, March 3, 1996, and September 29, 1996,
    respectively............................................................   19,647,217    20,788,846    18,175,078
  Inventories, at cost......................................................   52,775,428    50,095,352    53,966,366
  Prepaid expenses and deposits.............................................    9,388,682    10,243,247     9,291,043
                                                                              ------------  -----------  -------------
      Total current assets..................................................  106,159,544   113,127,112    91,886,060
                                                                              ------------  -----------  -------------
PROPERTY AND EQUIPMENT, at cost:
  Land......................................................................   39,799,709    38,579,263    43,913,243
  Buildings.................................................................   62,857,809    57,029,127    62,204,464
  Market, automotive and office equipment...................................  141,421,645   151,713,977   158,977,138
  Leasehold improvements....................................................   43,532,936    46,669,490    48,384,807
  Construction-in-process...................................................                               11,871,502
                                                                              ------------  -----------  -------------
                                                                              287,612,099   293,991,857   325,351,154
  Less--Depreciation and amortization.......................................  106,131,836   121,915,875   131,477,731
                                                                              ------------  -----------  -------------
                                                                              181,480,263   172,075,982   193,873,423
                                                                              ------------  -----------  -------------
PROPERTY UNDER CAPITAL LEASES, net of amortization..........................   17,461,416    18,424,802    19,500,023
                                                                              ------------  -----------  -------------
OTHER ASSETS:
  Lease acquisition costs, net of amortization of $4,693,553, $5,075,253 and
    $5,255,749 as of February 26, 1995, March 3, 1996, and September 29,
    1996, respectively......................................................    5,332,729     4,951,029     4,945,397
  Other.....................................................................    6,293,684     7,920,284     5,504,397
                                                                              ------------  -----------  -------------
                                                                               11,626,413    12,871,313    10,449,794
                                                                              ------------  -----------  -------------
                                                                              3$16,727,636  $316,499,209  $315,709,300
                                                                              ------------  -----------  -------------
                                                                              ------------  -----------  -------------
CURRENT LIABILITIES:
  Accounts payable..........................................................   $52,934,500  $50,756,904   $53,678,299
  Accrued liabilities.......................................................   36,325,725    38,019,396    38,673,998
  Current portion of long-term debt.........................................    7,717,660     5,411,076     9,203,704
  Current portion of obligations under capital leases.......................      554,094       549,759       558,572
  Income taxes payable......................................................                  1,861,867     1,219,115
                                                                              ------------  -----------  -------------
      Total current liabilities.............................................   97,531,979    96,599,002   103,333,688
                                                                              ------------  -----------  -------------
LONG-TERM DEBT, less current portion........................................   34,266,184    22,051,704     3,043,650
                                                                              ------------  -----------  -------------
OBLIGATIONS UNDER CAPITAL LEASES, less current portion......................   22,093,947    23,556,188    24,923,943
                                                                              ------------  -----------  -------------
DEFERRED INCOME TAXES.......................................................    9,363,459     8,845,146     8,644,496
                                                                              ------------  -----------  -------------
OTHER NON-CURRENT LIABILITIES...............................................    5,623,182     4,372,114     6,623,359
                                                                              ------------  -----------  -------------
MINORITY INTEREST...........................................................    9,874,274     9,531,344     8,369,068
                                                                              ------------  -----------  -------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock, stated at redemption value:
    Authorized--640,000,000 shares
    Outstanding--20,967,000 shares..........................................      209,670       209,670       209,670
  Common stock, nominal par value:
    Authorized--10,000,000 shares
    Outstanding--5,689,230, 5,612,385 and 5,588,360 as of February 26, 1995,
      March 3, 1996, and September 29, 1996, respectively...................        5,689         5,612         5,588
  Additional paid-in capital................................................    4,916,362     5,122,850     5,457,620
  Retained earnings.........................................................  133,831,697   147,203,762   156,054,919
                                                                              ------------  -----------  -------------
                                                                              138,963,418   152,541,894   161,727,797
  Less--Notes receivable from shareholders..................................     (988,807)     (998,183)     (956,701)
                                                                              ------------  -----------  -------------
                                                                              137,974,611   151,543,711   160,771,096
                                                                              ------------  -----------  -------------
                                                                              3$16,727,636  $316,499,209  $315,709,300
                                                                              ------------  -----------  -------------
                                                                              ------------  -----------  -------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                        FOR THE YEARS ENDED               FOR THE SEVEN MONTHS ENDED
                                            -------------------------------------------  ----------------------------
                                            FEBRUARY 27,   FEBRUARY 26,     MARCH 3,     SEPTEMBER 24,  SEPTEMBER 29,
                                                1994           1995           1996           1995           1996
                                            -------------  -------------  -------------  -------------  -------------

                                                                                                 (UNAUDITED)
NET SALES.................................  $1,083,708,509 $1,110,947,177 $1,147,447,465  $647,486,382   $675,431,524
COST OF SALES, INCLUDING DISTRIBUTION AND
  OCCUPANCY EXPENSES......................    854,624,006    884,862,010    901,951,393   509,071,748    529,909,430
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES................................    206,289,167    209,211,036    215,234,435   122,631,371    126,492,863
                                            -------------  -------------  -------------  -------------  -------------
    Income from operations................     22,795,336     16,874,131     30,261,637    15,783,263     19,029,231
                                            -------------  -------------  -------------  -------------  -------------
OTHER INCOME (EXPENSE):
INTEREST INCOME...........................        796,288      1,054,317      1,271,754     1,203,903        708,628
INTEREST EXPENSE..........................     (4,598,498)    (4,664,150)    (4,335,433)   (2,595,385)    (2,100,190)
                                            -------------  -------------  -------------  -------------  -------------
                                               (3,802,210)    (3,609,833)    (3,063,679)   (1,391,482)    (1,391,562)
    Income before provision for income
      taxes and minority interest.........     18,993,126     13,264,298     27,197,958    14,391,781     17,637,669
PROVISION FOR INCOME TAXES................      7,974,000      5,631,000     11,382,473     6,129,956      8,401,246
                                            -------------  -------------  -------------  -------------  -------------
    Income before minority interest.......     11,019,126      7,633,298     15,815,485     8,261,825      9,236,423
MINORITY INTEREST IN SUBSIDIARY LOSS......        204,776        740,948        369,033       272,419      1,162,367
                                            -------------  -------------  -------------  -------------  -------------
NET INCOME................................  $  11,223,902  $   8,374,246  $  16,184,518   $ 8,534,244    $10,398,790
                                            -------------  -------------  -------------  -------------  -------------
                                            -------------  -------------  -------------  -------------  -------------
NET INCOME PER COMMON SHARE...............  $        1.95  $        1.47  $        2.87   $      1.51    $      1.86
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING.............................      5,735,893      5,700,558      5,640,369     5,654,600      5,594,942

    The accompanying notes are an integral part of these consolidated Financial Statements.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED FEBRUARY 27, 1994, FEBRUARY 26, 1995
                AND MARCH 3, 1996 AND FOR THE SEVEN MONTHS ENDED
                   SEPTEMBER 24, 1995 AND SEPTEMBER 29, 1996

                                    PREFERRED STOCK           COMMON STOCK                                       NOTES
                                ------------------------  ---------------------  ADDITIONAL                    RECEIVABLE
                                             REDEMPTION                  PAR       PAID-IN       RETAINED         FROM
                                  SHARES        VALUE       SHARES      VALUE      CAPITAL       EARNINGS     SHAREHOLDERS
                                -----------  -----------  ----------  ---------  -----------  --------------  ------------
BALANCE, February 28, 1993....   20,967,000   $ 209,670    5,757,028  $   5,757  $ 4,506,891  $  117,305,788   $ (950,955)
  Repayments of notes
    receivable from share-
    holders...................                                                                                    223,016
  Purchases and cancellation
    of stock..................                               (31,387)       (32)                    (733,622)
  Proceeds from sale and
    issuance of stock.........                                 4,800          5      116,827                     (116,832)
  Dividends...................                                                                      (501,338)
  Net income..................                                                                    11,223,902
                                -----------  -----------  ----------  ---------  -----------  --------------  ------------
BALANCE, February 27, 1994....   20,967,000     209,670    5,730,441      5,730    4,623,718     127,294,730     (844,771)
  Repayments of notes
    receivable from share-
    holders...................                                                                                    148,619
  Purchases and cancellation
    of stock..................                               (52,411)       (52)                  (1,337,671)
  Proceeds from sale and
    issuance of stock.........                                11,200         11      292,644                     (292,655)
  Dividends...................                                                                      (499,608)
  Net income..................                                                                     8,374,246
                                -----------  -----------  ----------  ---------  -----------  --------------  ------------
BALANCE, February 26, 1995....   20,967,000     209,670    5,689,230      5,689    4,916,362     133,831,697     (988,807)
  Repayments of notes
    receivable from share-
    holders...................                                                                                    197,119
  Purchases and cancellation
    of stock..................                               (84,045)       (84)                  (2,317,551)
  Proceeds from sale and
    issuance of stock.........                                 7,200          7      206,488                     (206,495)
  Dividends...................                                                                      (494,902)
  Net income..................                                                                    16,184,518
                                -----------  -----------  ----------  ---------  -----------  --------------  ------------
BALANCE, March 3,
  1996........................   20,967,000     209,670    5,612,385      5,612    5,122,850     147,203,762     (998,183)
  Repayments of notes
    receivable from share-
    holders...................                                                                                     41,482
  Purchases and cancellation
    of stock..................                               (35,225)       (35)                  (1,058,568)
  Proceeds from sale and
    issuance of stock.........                                11,200         11      334,770
  Dividends...................                                                                      (489,065)
  Net income..................                                                                    10,398,790
                                -----------  -----------  ----------  ---------  -----------  --------------  ------------
BALANCE, September 29, 1996
  (unaudited).................   20,967,000   $ 209,670    5,588,360  $   5,588  $ 5,457,620  $  156,054,919   $ (956,701)
                                -----------  -----------  ----------  ---------  -----------  --------------  ------------
                                -----------  -----------  ----------  ---------  -----------  --------------  ------------


                                    TOTAL
                                SHAREHOLDERS'
                                    EQUITY
                                --------------
BALANCE, February 28, 1993....  $  121,077,151
  Repayments of notes
    receivable from share-
    holders...................         223,016
  Purchases and cancellation
    of stock..................        (733,654)
  Proceeds from sale and
    issuance of stock.........
  Dividends...................        (501,338)
  Net income..................      11,223,902
                                --------------
BALANCE, February 27, 1994....     131,289,077
  Repayments of notes
    receivable from share-
    holders...................         148,619
  Purchases and cancellation
    of stock..................      (1,337,723)
  Proceeds from sale and
    issuance of stock.........
  Dividends...................        (499,608)
  Net income..................       8,374,246
                                --------------
BALANCE, February 26, 1995....     137,974,611
  Repayments of notes
    receivable from share-
    holders...................         197,119
  Purchases and cancellation
    of stock..................      (2,317,635)
  Proceeds from sale and
    issuance of stock.........
  Dividends...................        (494,902)
  Net income..................      16,184,518
                                --------------
BALANCE, March 3,
  1996........................     151,543,711
  Repayments of notes
    receivable from share-
    holders...................          41,482
  Purchases and cancellation
    of stock..................      (1,058,603)
  Proceeds from sale and
    issuance of stock.........         334,781
  Dividends...................        (489,065)
  Net income..................      10,398,790
                                --------------
BALANCE, September 29, 1996
  (unaudited).................  $  160,771,096
                                --------------
                                --------------

  The accompanying notes are an integral part of these consolidated financial statements.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED               FOR THE SEVEN MONTHS ENDED
                                                          ------------------------------------------  -----------------------------
                                                          FEBRUARY 27,   FEBRUARY 26,    MARCH 3,     SEPTEMBER 24,  SEPTEMBER 29,
                                                              1994           1995          1996           1995            1996
                                                          -------------  ------------  -------------  -------------  --------------

                                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................  $  11,223,902  $  8,374,246  $  16,184,518   $ 8,534,244   $   10,398,790
Adjustments to reconcile net income to net cash provided
  by operating activities:
Depreciation and amortization...........................     19,309,646    21,313,241     19,570,835     9,309,300       12,111,151
Loss on sale of property................................        160,080       109,934         26,391
Minority interest.......................................       (204,776)     (740,948)      (342,930)     (272,419)      (1,162,276)
Changes in assets and liabilities:
Accounts receivable.....................................     (1,974,115)      421,547     (1,141,629)      783,816        2,613,768
Inventories.............................................     (9,897,817)   (2,989,590)     2,680,076     1,780,508       (3,871,014)
Prepaid expenses and deposits...........................     (2,522,384)   (2,353,790)      (854,565)      271,970          952,204
Accounts payable........................................      8,184,401     8,682,642     (2,177,596)    1,211,742        2,921,395
Accrued liabilities.....................................      4,036,596     1,917,488      1,693,671     5,372,296          654,602
Income taxes payable....................................      3,283,419    (3,556,176)     1,861,867       924,978         (642,752)
Deferred income taxes...................................     (1,634,000)    1,197,000       (518,313)     (605,176)        (200,650)
Other, net..............................................       (354,869)     (286,725)    (3,359,973)   (2,449,678)       2,175,735
                                                          -------------  ------------  -------------  -------------  --------------
Net cash provided by operating activities...............     29,610,083    32,088,869     33,622,352    24,861,581       25,950,953
                                                          -------------  ------------  -------------  -------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment.....................    (31,700,927)  (36,062,608)   (19,633,316)   (3,847,798)     (30,938,746)
Proceeds from sale of property and equipment............      5,043,724       448,022     10,670,178     5,224,140          102,131
Proceeds from non-current deposits......................                      675,922        703,246
Payments on non-current deposits........................                      (48,938)      (112,489)
                                                          -------------  ------------  -------------  -------------  --------------
Net cash provided by (used in) investing activities.....    (26,657,203)  (34,987,602)    (8,372,381)    1,376,342      (30,836,615)
                                                          -------------  ------------  -------------  -------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under long-term debt.........................      6,944,443     6,000,000      2,796,731                      3,000,000
Repayments of long-term debt............................                     (882,271)   (17,317,795)  (18,200,116)     (18,215,426)
Repayments of notes receivable from shareholders........        290,932       222,356        277,174        88,819           91,313
Principal payments on obligations under capital
  leases................................................       (482,015)     (547,267)      (542,094)     (322,823)        (323,432)
Proceeds from sale of common stock......................                                                                    334,781
Repurchases of common stock.............................       (733,654)   (1,337,723)    (2,317,635)   (1,466,803)      (1,058,603)
Payment of dividends....................................       (501,338)     (499,608)      (494,902)     (494,902)        (489,065)
                                                          -------------  ------------  -------------  -------------  --------------
Net cash provided by (used in) financing activities.....      5,518,368     2,955,487    (17,598,521)  (20,395,825)     (16,660,432)
                                                          -------------  ------------  -------------  -------------  --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....      8,471,248        56,754      7,651,450     5,842,098      (21,546,094)
CASH AND CASH EQUIVALENTS, beginning of period..........     15,820,215    24,291,463     24,348,217    24,348,217       31,999,667
                                                          -------------  ------------  -------------  -------------  --------------
CASH AND CASH EQUIVALENTS, end of period................  $  24,291,463  $ 24,348,217  $  31,999,667   $30,190,315   $   10,453,573
                                                          -------------  ------------  -------------  -------------  --------------
                                                          -------------  ------------  -------------  -------------  --------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for interest..................................  $   4,600,483  $  4,518,823  $   4,442,464   $ 2,421,506   $    2,076,007
Cash paid for income taxes..............................  $   6,086,548  $  8,105,874  $   8,700,000   $ 4,926,000   $    9,276,500
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
Issuance of common stock for notes receivable...........  $     116,832  $    292,655  $     206,495
Purchases of property under capital leases..............                               $   2,000,000   $ 2,000,000   $    1,700,000

    The accompanying notes are an integral part of these consolidated financial statements.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.  PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Hughes Markets, Inc. (the Company), its wholly owned subsidiary, Hughes Realty, Inc. (HRI) and its 51 percent owned subsidiary, Santee Dairies, Inc. (Santee). See Note 11 regarding ownership changes subsequent to March 3, 1996. All significant intercompany accounts and transactions have been eliminated in consolidation.

    B.  DESCRIPTION OF BUSINESS

    The Company operates a chain of supermarkets through which it sells food and nonfood items in the Southern California area. HRI is a real estate entity which holds two of the Company's stores. Santee is a dairy which produces fluid milk and juice products. Santee sells its products to its owners as well as to outside parties.

    C.  INVENTORY VALUATION

    The Company values its inventory associated with its supermarket operations at cost using the last-in, first-out (LIFO) method. If the inventory had been valued using the first-in, first-out (FIFO) method, inventory balances would have been $17,068,155, $16,844,154 and $17,719,154 (unaudited) greater at
February 26, 1995, March 3, 1996 and September 29, 1996, respectively.

    Santee's inventory balances of $3,266,189, $4,393,411 and $4,290,244
(unaudited) at February 26, 1995, March 3, 1996 and September 29, 1996, respectively, which consist primarily of raw materials and supplies, are valued using the lower of FIFO cost or market.

    D.  INCOME TAXES

    Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under the assets and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

    E.  PROPERTY AND EQUIPMENT

    Depreciation of buildings and equipment and amortization of leasehold improvements are computed on a straight-line basis. Property under capital leases is amortized using methods consistent with the Company's depreciation policy for purchased assets, except that depreciation is computed over the lease term or useful life, whichever is less.

    Estimated useful lives for the principal asset classifications are as follows:

                                                               10 to 50
Buildings....................................................  years
Equipment....................................................  3 to 25 years
Leasehold improvements.......................................  Lease term

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Maintenance and repairs are charged to expense as incurred and major replacements and improvements are capitalized. The cost and accumulated depreciation of items sold or retired are removed from the property accounts, and any resultant gain or loss is recognized currently.

    F.  LEASE ACQUISITION COSTS

    Costs associated with the acquisition of certain leases are capitalized and amortized on a straight-line basis over the terms of the related leases.

    G.  CASH FLOWS

    The Company uses the indirect method as prescribed by SFAS No. 95 for presentation of its cash flows. The Company considers all investment instruments with original maturities of less than three months to be cash equivalents.

    H.  FISCAL YEAR

    The Company's fiscal year ends on the Sunday closest to the last day of February. Fiscal year 1996 was a 53 week year, fiscal 1995 and fiscal 1994 covered 52 weeks. The seven months ended September 24, 1995 and September 29, 1996 covered 30 weeks.

    I.  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    J.  EARNINGS PER SHARE

    Earnings per share is based upon the weighted average number of common shares and common stock equivalents outstanding during the periods. Net income has been reduced for preferred dividends.

    K.  NEW FINANCIAL ACCOUNTING PRONOUNCEMENTS

    In 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995 and will have no impact on the Company's results of operations.

    In 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995 and will have no impact on the Company's results from operations.

    L.  RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the fiscal 1996 presentation.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

2. PREFERRED STOCK

    The Company's preferred shares are voting, entitled to non-cumulative dividends of $0.0006 per share per year and preference in liquidation of $0.01 per share. They are redeemable at the option of the Company upon the payment of $0.01 per share plus any declared but unpaid dividends. For the years ended February 27, 1994, February 26, 1995 and March 3, 1996, the board of directors declared dividends in the amount of $0.0006 per preferred share and $.085 per common share.

    The Company's bylaws provide that the Company has the option to repurchase stock at any time by giving notice to the holder, at a price equal to book value or at the holder's cost of common stock, whichever is greater, and repurchase the preferred stock at the redemption value of $0.01 per share plus any declared but unpaid dividend.

3. STOCK OPTIONS

    The Company has a stock option plan (the Plan) which provides for the granting of options to officers and certain key employees for the purpose of purchasing common shares. The exercise price of the options is equivalent to the book value (as defined by the Plan) of the common stock or its par value, whichever is greater, at the date such options were exercised.

    Transactions under the Plan are summarized as follows:

                                                                                        NUMBER      EXERCISE PRICE
                                                                                       OF SHARES      PER SHARES
                                                                                      -----------  -----------------
Outstanding at February 28, 1993....................................................      --              --
  Granted...........................................................................       4,800   $     24.34
  Exercised.........................................................................      (4,800)  $     24.34
  Canceled..........................................................................      --              --
                                                                                      -----------  -----------------
Outstanding at February 27, 1994....................................................      --              --
  Granted...........................................................................      11,200   $     26.13
  Exercised.........................................................................     (11,200)  $     26.13
  Canceled..........................................................................      --              --
                                                                                      -----------  -----------------
Outstanding at February 26, 1995....................................................      --              --
  Granted...........................................................................       7,200   $     28.68
  Exercised.........................................................................      (7,200)  $     28.68
  Canceled..........................................................................      --              --
                                                                                      -----------  -----------------
Outstanding at March 3, 1996........................................................      --              --
  Granted...........................................................................      11,200   $   29.83--$30.40
  Exercised.........................................................................     (11,200)  $   29.83--$30.40
  Canceled..........................................................................      --              --
                                                                                      -----------  -----------------
Outstanding at September 29,
1996 (Unaudited)....................................................................      --              --
                                                                                      -----------  -----------------
                                                                                      -----------  -----------------

    For the years ended February 27, 1994, February 26, 1995 and March 3, 1996, the Company repurchased 31,387, 52,411 and 84,045 shares of common stock for $733,654, $1,337,723 and $2,317,635, respectively, which represented the book value (as defined in the Plan) of the common shares at the date of purchase.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

3. STOCK OPTIONS (CONTINUED)
    As of February 26, 1995, March 3, 1996 and September 29, 1996, the Company had extended loans of $988,807, $998,183 and $956,701 (unaudited), respectively, to certain officers and employees to purchase stock under the Plan. The loans, which are collateralized by the common shares, bear interest of 4.81 to 9.25 percent, and have varying repayment terms, not exceeding ten years.

4. LONG-TERM DEBT

    The Company has a $32,000,000 revolving loan facility. Provisions under the facility require the Company to comply with certain financial covenants including the maintenance of a minimum tangible net worth, a funded indebtedness to capital ratio, an interest coverage ratio and a limitation on the debt to tangible net worth ratio. As of September 29, 1996, no amounts were outstanding under the $32,000,000 revolving loan facility.

    Santee has a revolving line of credit providing for borrowings of up to $5,000,000. The unused portion of the revolving line of credit is subject to an annual commitment fee of 1/4 of 1 percent.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

4. LONG-TERM DEBT (CONTINUED)
    Long-term debt outstanding consists of the following:

                                                                      FEBRUARY 26,     MARCH 3,     SEPTEMBER 29,
                                                                          1995           1996           1996
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
Revolving loan, unsecured, interest at the prime rate or LIBOR plus
  5/8 percent at the time of borrowing (8.38% at March 3, 1996).
  Principal may be repaid and reborrowed until maturity, October 31,
  2000..............................................................  $    --        $  17,000,000  $    --
Revolving loan, unsecured, interest at LIBOR plus 5/8 percent at the time of borrowing (6.69% at February 26, 1995). Principal due quarterly at an increasing rate during the period September 30,
  1995 through June 30, 1998........................................     24,000,000       --             --
Revolving loan, unsecured, interest at 9.13% at February 26, 1995.
  Principal due quarterly at an increasing rate during the period
  September 30, 1995 through June 30, 1998..........................      8,000,000       --             --
Non-negotiable certificates of indebtedness, interest payable quarterly at 7 and 8 percent, due at various dates through
  1998..............................................................      6,274,544      6,455,851      5,897,578
Note payable, secured by store equipment and fixtures, interest at
  9.4 percent, due in monthly installments of $103,986 including
  interest through August 1996......................................      1,751,538        615,992        306,901
Note payable, secured by land and building, interest at 6 percent, due in monthly installments of $42,977 including interest through
  December 1997.....................................................      1,341,323        893,874        620,222
Notes payable, collateralized by deeds of trust and equipment,
  interest at 8.25 to 8.75 percent, due through January 2001........        616,439        497,063        422,653
Revolving line of credit with a bank, interest at bank's reference rate plus one-half percent, interest due monthly, principal due
  December 1, 1996..................................................       --            2,000,000      5,000,000
                                                                      -------------  -------------  -------------
                                                                         41,983,844     27,462,780     12,247,354
Less--Current portion...............................................      7,717,660      5,411,076      9,203,704
                                                                      -------------  -------------  -------------
                                                                      $  34,266,184  $  22,051,704  $   3,043,650
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

4. LONG-TERM DEBT (CONTINUED)
    As of March 3, 1996, long-term debt matures as follows:

FISCAL YEAR:
1997...........................................................................  $   5,411,076
1998...........................................................................      2,400,940
1999...........................................................................      2,525,930
2000...........................................................................         61,278
2001...........................................................................     17,055,067
Thereafter.....................................................................          8,489
                                                                                 -------------
                                                                                 $  27,462,780
                                                                                 -------------
                                                                                 -------------

5. INCOME TAXES

    The significant components of the consolidated provision for income tax for the fiscal years ended February 27, 1994, February 26, 1995 and March 3, 1996, are as follows:

                                                        1994           1995          1996
                                                    -------------  ------------  -------------
Current...........................................  $   9,608,000  $  4,434,000  $  10,864,000
Deferred..........................................     (1,634,000)    1,197,000        518,000
                                                    -------------  ------------  -------------
                                                    $   7,974,000  $  5,631,000  $  11,382,000
                                                    -------------  ------------  -------------
                                                    -------------  ------------  -------------

    The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities at February 26, 1995 and March 3, 1996 are as follows:

                                                                     1995            1996
                                                                --------------  --------------
Deferred tax assets:
  Workers compensation accrual................................  $    2,306,577  $    1,687,251
  Capitalize leases...........................................       1,696,904       1,773,723
  California state taxes......................................         673,254       1,173,605
  Self insurance reserve......................................       1,338,942       1,338,942
  Vacation accrual............................................         952,501         987,039
  Other.......................................................       1,956,964       3,331,887
                                                                --------------  --------------
                                                                     8,925,142      10,292,447
                                                                --------------  --------------
Deferred tax liabilities:
  Plant and equipment basis differences.......................     (10,702,118)    (11,666,038)
  Union pension benefits paid.................................      (3,324,338)     (3,978,062)
  Other.......................................................      (4,262,145)     (3,493,493)
                                                                --------------  --------------
                                                                   (18,288,601)    (19,137,593)
                                                                --------------  --------------
Net deferred tax liability....................................  $    9,363,459  $    8,845,146
                                                                --------------  --------------
                                                                --------------  --------------

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

5. INCOME TAXES (CONTINUED)
    The differences between the Company's effective income tax rates and the federal statutory rates are summarized as follows:

                                                                            1994       1995       1996
                                                                          ---------  ---------  ---------
Statutory rate..........................................................       35.0%      35.0%      35.0%
State taxes.............................................................        9.3        9.3        9.3
Other...................................................................       (2.3)      (1.8)      (2.4)
                                                                                ---        ---        ---
Effective rate..........................................................       42.0%      42.5%      41.9%
                                                                                ---        ---        ---
                                                                                ---        ---        ---

6. LEASES

    The Company leases a majority of its store facilities under long-term leases. These leases extend for varying periods through 2023, and the majority of the leases contain renewal options at rentals similar to those required during the initial lease periods. In addition to required minimum lease payments, taxes and insurance, contingent rentals may become payable under certain leases on the basis of a percentage of sales in excess of stipulated amounts.

    The Company has capitalized certain leases in accordance with the requirements of SFAS No. 13. The following is an analysis of property under capital leases:

                                                                    FEBRUARY 26,      MARCH 3,
                                                                        1995            1996
                                                                   --------------  --------------  SEPTEMBER 29,
                                                                                                        1996
                                                                                                   --------------
                                                                                                    (UNAUDITED)
Store facilities under capital leases............................  $   26,000,306  $   28,000,306  $   29,700,306
Equipment under capital leases...................................       1,983,877       1,983,877       1,983,877
                                                                   --------------  --------------  --------------
                                                                       27,984,183      29,984,183      31,684,183
Less--Accumulated amortization...................................     (10,522,767)    (11,559,381)    (12,184,160)
                                                                   --------------  --------------  --------------
                                                                   $   17,461,416  $   18,424,802  $   19,500,023
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

6. LEASES (CONTINUED)
    At March 3, 1996, future minimum obligations on capital and operating leases were as follows:

                                                                  CAPITAL        OPERATING
                                                                   LEASES          LEASES
                                                               --------------  --------------
Due in fiscal year:
  1997.......................................................  $    3,278,551  $   10,481,065
  1998.......................................................       3,278,551       9,919,108
  1999.......................................................       3,278,551       9,509,672
  2000.......................................................       3,278,551       9,231,955
  2001.......................................................       3,278,551       8,775,313
Thereafter...................................................      46,905,328     106,094,809
                                                               --------------  --------------
Minimum lease payments.......................................      63,298,083  $  154,011,922
                                                                               --------------
                                                                               --------------
Less--Amount representing interest...........................     (39,192,136)
                                                               --------------
Present value of minimum lease payments......................      24,105,947
Current portion..............................................        (549,759)
                                                               --------------
Long-term portion............................................  $   23,556,188
                                                               --------------
                                                               --------------

    Minimum lease obligations under capital leases include $22,060,197 payable to partnerships, including principal shareholders of the Company.

    As of March 3, 1996, the total minimum rent obligations under operating leases include $9,016,978 due to partnerships, including principal shareholders of the Company, and have not been reduced for minimum sublease rentals of $203,715 due in the future under non-cancelable sublease agreements.

    Rental expense related to non-cancelable operating leases is as follows:

                                                   FOR THE YEARS ENDED               FOR THE SEVEN MONTHS ENDED
                                       -------------------------------------------  ----------------------------
                                       FEBRUARY 27,   FEBRUARY 26,     MARCH 3,     SEPTEMBER 24,  SEPTEMBER 29,
                                           1994           1995           1996           1995           1996
                                       -------------  -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
Minimum rentals......................  $   9,897,902  $  10,635,245  $  12,498,876  $   8,634,473  $   9,824,944
Contingent rentals...................      3,059,345      2,963,852      3,004,046      1,665,037      1,554,938
                                       -------------  -------------  -------------  -------------  -------------
                                          12,957,247     13,599,097     15,502,922     10,299,510     11,379,882
Less--Sublease rentals...............       (437,372)      (395,777)      (454,830)      (250,478)      (271,305)
                                       -------------  -------------  -------------  -------------  -------------
Net rental expense...................  $  12,519,875  $  13,203,320  $  15,048,092  $  10,049,032  $  11,108,577
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------

7. COMMITMENTS AND CONTINGENCIES

    At March 3, 1996, the Company had approximately $8,982,626 in outstanding letters of credit related to its workers' compensation insurance requirement (see Note 10).

    Various claims and lawsuits arising in the normal course of business are pending against the Company. In the opinion of management, the ultimate outcome of such actions will not materially affect the Company's financial position or results of operations.

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

8. EMPLOYEE BENEFIT PLANS

    Substantially all of the Company's hourly employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense approximately $26,921,000, $27,544,000 and $26,488,000 for the years ended February 27, 1994, February 26, 1995 and March 3, 1996, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any.

    For the years ended February 27, 1994, February 26, 1995 and March 3, 1996, the Company recorded reductions (credits) of approximately $1,200,000, $3,000,000 and $7,200,000, respectively, as an offset to required contributions to the Southern California UFCW Unions and Food Employers Benefit Fund. For the seven months ended September 29, 1996 and September 24, 1995 such credits were approximately $3,000,000 and $2,400,000, respectively.

    The Company also maintains a profit-sharing plan for its salaried employees; Company contributions to the plan are determined by the board of directors. Annual contributions were approximately $1,764,000, $1,570,000 and $2,563,000 for the years ended February 27, 1994, February 26, 1995 and March 3, 1996, respectively.

    The Company has deferred compensation arrangements with certain executives. In connection with these compensation arrangements, the Company has purchased life insurance policies on the lives of upper management and other non-union employees in order to accumulate liquid assets with which the Company expects to pay a substantial portion of the deferred compensation obligations as they mature. The portion of deferred compensation obligations not paid from insurance policy proceeds will be paid from the general assets of the Company. On the date of their expected retirement or the date that deferred compensation payments become vested the present value of the future deferred compensation payments due participants will have been accrued.

9. DISCLOSURE ABOUT FAIR VALUE OF INVESTMENTS

    The carrying value of the Company's long-term debt approximates fair value based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

    The Company maintains a non-current deposit with Certified Grocers of California, Ltd. (Cergro), in the form of 7.1% of issued and outstanding Class B Shares of Cergro as of February 6, 1996 (the record date for Cergro's 1996 Annual Meeting of Shareholders). Cergro is not obligated in any fiscal year to redeem more than a prescribed number of the Class B Shares issued. In December 1995 Certified redeemed 4,240 shares of the Company's Class B shares for total proceeds of approximately $703,000 and a total gain of approximately $200,000. Cergro's fiscal 1996 Class B Shares redemption limit is 19,238 shares with 84,448 tendered for redemption as of Cergro's fiscal year ended September 2, 1995. Therefore, it is not practicable to estimate the fair value of this investment. The investment is carried at its original cost of $3,631,334 in the accompanying consolidated balance sheets. At September 2, 1995, the total assets reported by Cergro were $398,603,000 ($398,569,000 in 1994), stockholders' equity was $72,160,000 ($71,306,000 in 1994), annual revenues were $1,822,804,000 ($1,873,872,000 in 1994), and net income was $769,000 ($94,000 in
1994).

                     HUGHES MARKETS, INC. AND SUBSIDIARIES

10. WORKERS' COMPENSATION

    The Company is partially self-insured as to workers' compensation claims and provides for losses of estimated known and incurred but not reported insurance claims. Known claims are estimated and accrued when reported, and the unpaid long-term balance is classified as an other non-current liability in the accompanying consolidated balance sheets. Incurred but not reported claims are estimated and accrued based on the Company's experience and related actuarial assumptions, and any long-term portion is also included in other non-current liabilities in the accompanying consolidated balance sheets. At March 3, 1996 and February 26, 1995, the Company had accrued approximately $4,757,000 and $5,240,000, respectively, for workers' compensation claims.

11. SUBSEQUENT EVENTS

    On November 20, 1996, the Company signed a definitive agreement, whereby it would merge with Quality Food Centers, Inc. in return for approximately $360 million in cash. The merger is expected to close in early 1997.

    Santee has signed agreements with contractors to build a new dairy estimated to cost approximately $100,000,000, including production equipment and capitalized interest and other costs. Construction began during May 1996. As of March 3, 1996 and September 29, 1996, Santee was out of compliance with certain of its financial covenants. Santee has obtained waivers of non-compliance through May 1996. On October 17, 1996, the bank extended the line of credit through December 1, 1996. Presently, Santee is negotiating with the bank to extend the line of credit and to obtain the appropriate waivers. In connection with the new dairy, Santee extended the lease on the existing dairy until April 30, 1998.

    In November 1996, the Company sold approximately 1 percent of its investment in Santee to Stater Bros. Markets (Stater)(a 50 percent shareholder of Santee after this investment). Also in November 1996, Santee sold approximately $9,600,000 of additional preferred stock to the Company and Stater to provide funds for the construction of the new dairy.

12. INFORMATION RELATED TO UNAUDITED INTERIM FINANCIAL STATEMENTS

    A.  BASIS OF PRESENTATION

    The unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These unaudited consolidated financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows and financial position as of and for the periods presented. The results for the interim periods presented are not necessarily indicative of results to be expected for a full year.

    B.  PROVISION FOR INCOME TAXES

    The provision for income taxes for the seven months ended September 24, 1995 and September 29, 1996 are based upon the estimated annualized rate for each of the respective years.

PROSPECTUS


                                  $500,000,000
                           QUALITY FOOD CENTERS, INC.
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                             ---------------------

    Quality Food Centers, Inc. ("QFC" or the "Company") may issue and sell from time to time (i) unsecured debt securities in one or more series, which may be either senior (the "Senior Debt Securities"), senior subordinated (the "Senior Subordinated Debt Securities") or subordinated (the "Subordinated Debt Securities"; the Senior Debt Securities, the Senior Subordinated Debt Securities and the Subordinated Debt Securities being referred to collectively as the "Debt Securities"), (ii) shares of preferred stock, $.001 par value per share, in one or more series (the "Preferred Stock") and (iii) shares of common stock, $.001 par value per share (the "Common Stock") . The Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities") will be limited to $500,000,000 aggregate public offering price.

    The specific terms of the particular Securities to be issued will be set forth in a supplement to this Prospectus (a "Prospectus Supplement") which will be delivered together with this Prospectus, including, where applicable, (i) in the case of Common Stock, the number of shares, (ii) in the case of Preferred Stock, the specific designation, number of shares and liquidation value thereof and the dividend, liquidation, redemption, voting and other rights, including conversion or exchange rights, if any, and any other special terms and (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denominations, maturity, interest rate (or manner of calculation thereof) and time of payment of interest, if any, and redemption or repayment terms, if any, the currency, currencies or currency unit or units in which the Debt Securities shall be payable, whether such Debt Securities will be subordinated, any other rights, including conversion or exchange rights, if any, and any other special terms or covenants. The Prospectus Supplement will also contain information regarding the initial public offering price, the net proceeds to QFC and, where applicable, the United States Federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

    QFC may sell Securities to or through one or more underwriters, and may also sell Securities directly to other purchasers or through dealers or agents. See "Plan of Distribution." The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, and any applicable fee, commission or discount arrangements with them.


    QFC's Common Stock is listed on the Nasdaq National Market under the symbol "QFCI." The Prospectus Supplement will contain information about any listing on a securities exchange or other trading market of the Securities covered by the Prospectus Supplement.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

       THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES
                 UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.


The date of this Prospectus is January 27, 1997

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY QFC OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY OR THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE. THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                             AVAILABLE INFORMATION

    QFC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information filed by QFC can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following SEC Regional Offices: Seven World Trade Center, New York, NY 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

    QFC has filed with the SEC a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from the Prospectus in accordance with the rules and regulations of the SEC. For further information, reference is made to the Registration Statement.
                            ------------------------

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following documents are incorporated herein by reference:

    (1) QFC's Annual Report on Form 10-K for the year ended December 30, 1995;

    (2) QFC's Quarterly Reports on Form 10-Q for the twelve weeks ended March 23, 1996, the twelve weeks ended June 15, 1996 and the twelve weeks ended September 7, 1996; and


    (3) QFC's Current Report on Form 8-K dated November 12, 1996, as amended by QFC's Current Reports on Form 8-K/A dated December 24, 1996 and December 27, 1996.


    All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of the above documents (excluding exhibits to such documents, unless such exhibits are specifically incorporated by reference therein) may be obtained upon written or oral request without charge by each person to whom this Prospectus is delivered from the Treasurer of QFC, 10112 N.E. 10th Street, Bellevue, Washington 98004 (telephone number (206) 455-3761).

                                  THE COMPANY

    QFC operates a chain of supermarkets in the Seattle/Puget Sound region in the State of Washington. QFC began operations in 1954 with four stores and has grown through acquisition and new store development to 64 stores today. QFC is incorporated under the laws of the State of Washington and has its principal executive offices at 10112 N.E. 10th Street, Bellevue, Washington 98004 (telephone number (206) 455-3761).

                                THE ACQUISITIONS

    The statements made under this heading relating to the proposed acquisitions of Hughes Markets, Inc. and Keith Uddenberg, Inc. (collectively, the "Acquisitions") are summaries of the agreements described herein, do not purport to be complete and are qualified in their entirety by reference to such agreements, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

HUGHES MARKETS, INC.


    HUGHES MERGER AGREEMENT. QFC, QHI Acquisition Corporation ("QHI"), a California corporation and as of the date hereof, a wholly owned subsidiary of QFC, and Hughes Markets, Inc. ("Hughes"), a California corporation, entered into an Agreement and Plan of Merger, dated as of November 20, 1996 (the "Hughes Merger Agreement"), pursuant to which QHI will be merged with and into Hughes (the "Hughes Acquisition"), with Hughes continuing as the surviving corporation. The aggregate consideration to be paid for all outstanding shares of common stock of Hughes will be approximately $360 million (the "Hughes Purchase Price") and will be subject to increase for each week that the Hughes Acquisition is delayed past a certain deadline because of a delay in obtaining the financing for the Hughes Acquisition, subject to certain exceptions. In lieu of calling and convening a meeting of its shareholders, Hughes has obtained the written consent of the requisite majority of its shareholders for approval of the Hughes Merger Agreement and the transactions contemplated thereby. Hughes is an independently owned supermarket chain of 56 stores in southern California.



    The respective obligations of QFC and Hughes to effect the Hughes Acquisition are subject to the satisfaction of certain conditions, including but not limited to (i) the termination or expiration of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and (ii) the absence of any judicial order or legal restraint preventing the consummation of the Hughes Acquisition. The obligations of QFC to effect the Hughes Acquisition are further conditioned on, among others: (i) the execution and delivery in a form reasonably satisfactory to QFC of all material agreements, and all revisions, amendments and modifications thereto, relating to the construction by Santee Dairy, Inc. ("Santee"), currently a 50% owned affiliate of Hughes, of a new dairy plant (such agreements, as revised, amended or otherwise modified, the "Santee Agreements"); (ii) the total capital cost of constructing Santee's new plant not exceeding specified limits; and (iii) there not having occurred and be continuing for at least ten consecutive trading days
(x) a decline of 20% or more in the Dow Jones Average of Industrial Stocks from the November 20, 1996 closing level, (y) an increase of the yield on the ten year U.S. Treasury notes to 8.50% per annum or higher or (z) a similar material disruption in the capital markets which makes it impracticable for QFC to obtain the necessary financing for the Hughes Acquisition. Except to the extent set forth above in clause (iii), QFC's obligations to consummate the Hughes Acquisition pursuant to the Hughes Merger Agreement are not conditioned upon its ability to raise sufficient funds to do so.



    The Hughes Merger Agreement contains customary representations, warranties and covenants and provides for termination prior to closing under certain circumstances. If the Hughes Merger Agreement is terminated (i) by mutual consent of the parties, (ii) by either QFC or Hughes because the shareholders of Hughes have not approved the Hughes Acquisition, or (iii) by QFC because (x) the Board of Directors of

Hughes withdraws its recommendation of the Hughes Acquisition or recommends the acquisition of control of Hughes by a party other than QFC or any of its subsidiaries (such party, a "Third Party" and such acquisition, a "Third Party Acquisition"), (y) a Third Party acquires more than 25% of the common stock of Hughes or (z) any of the Principal Shareholders (as defined below) breaches any representation, warranty or covenant in the Principal Shareholders Agreement (as defined below), and within 12 months Hughes effects a Third Party Acquisition, then Hughes will pay to QFC a fee in the amount of $7.2 million.



    PRINCIPAL SHAREHOLDERS AGREEMENT. Pursuant to the agreement, dated as of November 20, 1996, by and among QFC and certain shareholders of Hughes who hold approximately 91% of the common stock of Hughes (such shareholders, the "Principal Shareholders"; such agreement, the "Principal Shareholders Agreement"), the Principal Shareholders have agreed, among other things, (i) to give their written consent to the Hughes Acquisition, to the execution and delivery by Hughes of the Hughes Merger Agreement and the approval of the terms thereof and to each of the other actions contemplated thereby and by the Principal Shareholders Agreement; (ii) to vote all of their shares in favor of the Hughes Merger Agreement and the transactions contemplated thereby at any meeting of shareholders; and (iii) not to enter into any agreement to vote or to give their written consent or any instructions inconsistent with clauses (i) or
(ii). The written consents of all Principal Shareholders approving the Hughes Merger Agreement and the transactions contemplated thereby were delivered to QFC by November 25, 1996.



    SANTEE DAIRIES. Hughes and Stater Bros. Inc. ("Stater Bros.") are co-owners of Santee, which operates one of the largest dairy plants in California. Prior to November 1996, Santee was a 51%-owned subsidiary of Hughes, and the accounts of Santee were included in the consolidated financial statements of Hughes. In November 1996, Hughes sold a 1% interest in Santee to Stater Bros. (which previously owned 49% of Santee), resulting in (i) Hughes and Stater Bros. each becoming 50% owners of Santee and (ii) Santee ceasing to be a consolidated subsidiary of Hughes.


KEITH UDDENBERG, INC.


    KUI MERGER AGREEMENT. QFC, KU Acquisition Corporation ("KUA"), a Washington corporation and wholly-owned subsidiary of QFC, and Keith Uddenberg, Inc. ("KUI"), a Washington corporation, entered into an Agreement and Plan of Merger, dated as of December 18, 1996 (the "KUI Merger Agreement"), pursuant to which KUI will be merged with and into KUA (the "KUI Acquisition"), with KUA continuing as the surviving corporation. The aggregate consideration to be paid for all outstanding shares of capital stock of KUI will be approximately $76.1 million, less any debt of KUI outstanding at the time of the KUI Acquisition, plus working capital of KUI at the time of the KUI Acquisition, plus the appraised fair market value of certain properties of KUI (which is estimated to have a value of approximately $11.4 million), subject to certain further adjustments. The consideration will be paid 50% in cash and 50% in Common Stock, based on a fixed price per share of Common Stock of $39.075, although the shareholders of KUI will have the option of being paid entirely in cash. Prior to the KUI Acquisition, KUI will distribute to its shareholders, in a "spin-off" transaction (the "Spin-Off"), certain property, including assets unrelated to its grocery store business, real estate owned by KUI and one grocery store. KUI operates 25 stores in the western and southern Puget Sound region of the State of Washington.



    The respective obligations of QFC and KUI to effect the KUI Acquisition are subject to the satisfaction of certain conditions, including but not limited to
(i) the termination or expiration of the relevant waiting period under the HSR Act, (ii) the absence of any judicial order or legal restraint preventing the consummation of the KUI Acquisition and (iii) the qualification of the KUI Acquisition as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (unless the shareholders of KUI elect to receive all cash consideration). The KUI Merger Agreement includes provisions pursuant to which the parties may make certain adjustments to cause the KUI Acquisition to qualify as a tax-free reorganization, if possible. The obligations of QFC to effect the KUI Acquisition are further conditioned on, among other things, receipt of an opinion of counsel to QFC as to certain tax matters, including the qualification of the Spin-Off as a tax-free transaction. QFC's obligation to consummate the KUI Acquisition pursuant to the KUI Merger Agreement is not conditioned upon its ability to raise sufficient funds to do so.



    The KUI Merger Agreement contains customary representations, warranties and covenants, including covenants of QFC intended to ensure the qualification of the KUI Acquisition as a tax-free reorganization that may restrict the disposition of the surviving corporation or its assets after the KUI Acquisition. The KUI Merger Agreement also provides for termination prior to closing under certain circumstances.



    In addition, at the time of the KUI Acquisition QFC expects to enter into an Investors Rights Agreement granting to the former KUI shareholders certain demand and piggyback registration rights.


FINANCING


    QFC expects that the cash consideration payable in the Acquisitions will be financed by any of the following: (i) borrowings under QFC's credit facility, as it may be amended, (ii) proceeds of debt and/or equity securities, or (iii) any combination of the foregoing.


                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratios of earnings to fixed charges of QFC for the periods indicated:

                     FISCAL YEAR                         36 WEEKS ENDED
-----------------------------------------------------   SEPTEMBER 7, 1996
  1991       1992       1993       1994       1995     -------------------
---------  ---------  ---------  ---------  ---------
22.43          22.70      17.64      15.71       3.30            3.28

    For purposes of these ratios, (i) earnings have been calculated by adding interest expense and the estimated interest portion of rentals to earnings before income taxes and (ii) fixed charges are comprised of interest expense and the estimated interest portion of rentals.

                                USE OF PROCEEDS

    The Securities may be offered by the Company from time to time as determined by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the Company's funds and will be used for general corporate purposes, including development, acquisition or capital improvement of its stores and operations. If the Acquisitions are consummated, the Company may use all or a portion of the net proceeds from one or more series of the Securities to pay all or a portion of the cash consideration payable in the Acquisitions. The Company may also use borrowings under its credit facility, as it may be amended, to pay all or a portion of such cash consideration and/or may use the proceeds from the sale of other debt securities to pay all or a portion of such consideration.

                         DESCRIPTION OF DEBT SECURITIES

    The Company may issue Debt Securities either separately, or together with, or upon the conversion of or in exchange for, other Securities. The Debt Securities are to be (i) senior unsecured obligations (the "Senior Debt Securities") of the Company issued in one or more series under an Indenture (the "Senior Indenture") to be entered into between the Company and the trustee to be named therein (the "Senior Trustee"), (ii) senior subordinated unsecured obligations (the "Senior Subordinated Debt Securities") of the Company issued in one or more series under an Indenture (the Senior Subordinated Indenture") to be entered into between the Company and the trustee to be named therein, or (iii) subordinated unsecured obligations (the "Subordinated Debt Securities") of the Company issued in one or more series under an Indenture (the "Subordinated Indenture") to be entered into between the Company and the trustee to be named therein (the "Subordinated Trustee"). The Senior Indenture, the Senior Subordinated Indenture and the Subordinated Indenture are sometimes hereinafter referred to, collectively, as the "Indentures" and, individually, as an "Indenture"; and the Senior Trustee, Senior Subordinated Trustee and Subordinated Trustee are sometimes hereinafter referred to, collectively, as the "Trustees" or individually, as a "Trustee." The forms of the Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part. The summary of certain provisions of the Indentures and the Debt Securities set forth below and the summary of certain terms of a particular series of Debt Securities set forth in the applicable Prospectus Supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to all of the provisions of the Indentures, which provisions (including defined terms) are incorporated herein by reference. Certain capitalized terms used herein and not defined are defined in the Indentures. As used in this "Description of Debt Securities," all references to the "Company" shall mean Quality Food Centers, Inc., excluding, unless the context shall otherwise require, its subsidiaries.

    The following description of Debt Securities sets forth certain general terms and provisions of the series of Debt Securities to which any Prospectus Supplement may relate. Certain other specific terms of any particular series of Debt Securities will be described in the applicable Prospectus Supplement. If so indicated in the applicable Prospectus Supplement, the terms of the Debt Securities offered thereby may differ from the terms set forth below.

GENERAL

    The Debt Securities may be issued from time to time in one or more series of Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities. The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities of any series may be issued thereunder up to an aggregate principal amount which may be authorized from time to time by the Company. Reference is made to the applicable Prospectus Supplement relating to the series of Debt Securities offered thereby for specific terms, including (where applicable): (1) the title or designation of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the price or prices (which may be expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued; (4) the date or dates on which the principal of and premium, if any, on such Debt Securities will be payable, or the method or methods, if any, by which such date or dates will be determined; (5) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method or methods, if any, by which such rate or rates are to be determined, the date or dates, if any, from which such interest will accrue, or the method or methods, if any, by which such date or dates are to be determined, and whether and under what circumstances Additional Amounts on such Debt Securities will be payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months; (6) the dates on which such interest, if any, will be payable and the record dates therefor; (7) the place or places where the principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and the place or places where such Debt Securities may be surrendered for registration of transfer and exchange, if other than The City of New York; (8) the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed at the option of the Company or are subject to repurchase at the option of the holders; (9) the terms of any sinking fund or analogous provision; (10) if other than U.S. dollars, the Currency for which the Debt Securities may be purchased and the Currency in which the payment of principal thereof and premium, if any, and interest, if any, thereon may be made, and the ability, if any, of the Company or the holders of Debt Securities to have payments made in any Currency other than those in which the Debt Securities are stated to be payable; (11) any addition to, or modification or deletion of, any covenant or Event of Default with respect to such Debt Securities; (12) whether any such Debt Securities are to be issuable in registered or bearer form or both and, if in bearer form, the terms and conditions relating thereto and any limitations on issuance of such Bearer Securities (including in exchange for Registered Securities of the same series);
(13) whether any such Debt Securities will be issued in temporary or permanent global form and, if so, the identity of the depositary for such global Debt Securities; (14) whether and under what circumstances the Company will pay Additional Amounts (as contemplated by the relevant Indenture) on such Debt Securities to any holder who is a United States Alien (as defined in the relevant Indenture, as such definition may be modified) in respect of any tax, assessment or other governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts; (15) the person to whom any interest on any Registered Securities of the series shall be payable, if other than the person in whose name such Registered Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the person to whom, any interest on any Bearer Security of the series shall be payable, if other than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Debt Security will be paid if other than in the manner provided in the relevant Indenture; (16) the portion of the principal amount of such Debt Securities which shall be payable upon acceleration thereof if other than the full principal amount thereof; (17) the authorized denominations in which such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof (in the case of Registered Securities) or $5,000 (in the case of Bearer Securities);
(18) the terms, if any, upon which such Debt Securities may be convertible into or exchangeable for other Securities; (19) whether such Debt Securities will be Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities; (20) whether the amount of payments of principal of, premium, if any, and interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method or methods (any such Debt Securities being hereinafter called "Indexed Securities") and the manner in which such amounts will be determined; and (21) any other terms of such Debt Securities.

    As used in this Prospectus and any Prospectus Supplement relating to the offering of any Debt Securities, references to the principal of and premium, if any, and interest, if any, on such Debt Securities will be deemed to include mention of the payment of Additional Amounts, if any, required by the terms of such Debt Securities in such context.

    Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder thereof upon such acceleration will be determined in the manner described in the applicable Prospectus Supplement. Material federal income tax and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any Debt Securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the Debt Securities is payable in any currency other than U.S. dollars, the specific terms and other information with respect to such Debt Securities and such foreign currency will be specified in the Prospectus Supplement relating thereto.

    Under the Indentures, the terms of the Debt Securities of any series may differ and, unless otherwise provided in the applicable Prospectus Supplement, the Company, without the consent of the holders of the Debt Securities of any series, may reopen a previous series of Debt Securities and issue additional Debt Securities of such series or establish additional terms of such series.

REGISTRATION, TRANSFER, PAYMENT AND PAYING AGENT

    Unless otherwise indicated in the applicable Prospectus Supplement, each series of Debt Securities will be issued in registered form only, without coupons. The Indentures, however, provide that the Company may also issue Debt Securities in bearer form only, or in both registered and bearer form. Bearer Securities shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person (as defined below) other than offices located outside the United States of certain United States financial institutions. As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Bearer Securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the Prospectus Supplement relating to the offering of any Bearer Securities.

    Unless otherwise indicated in the applicable Prospectus Supplement, Registered Securities will be issued in denominations of $1,000 or any integral multiple thereof, and Bearer Securities will be issued in denominations of $5,000.

    Unless otherwise indicated in the applicable Prospectus Supplement, the principal, premium, if any, and interest, if any, of or on the Debt Securities will be payable, and Debt Securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by the Company in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any Registered Security may be made at the option of the Company by check mailed to the address of the person entitled thereto or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, premium, if any, and interest, if any, on Bearer Securities will be made, subject to any applicable laws and regulations, at such office or agency outside the United States as specified in the Prospectus Supplement and as the Company may designate from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest due on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. Unless otherwise indicated in the applicable Prospectus Supplement, no payment of principal, premium or interest with respect to any Bearer Security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that if amounts owing with respect to any Bearer Securities shall be payable in U.S. dollars, payment with respect to any such Bearer Securities may be made at the Corporate Trust Office of the applicable Trustee or at any office or agency designated by the Company in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount of such principal, premium or interest at all offices outside of the United States maintained for such purpose by the Company is illegal or effectively precluded by exchange controls or similar restrictions.

    Unless otherwise indicated in the applicable Prospectus Supplement, the Company will not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of that selection; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor that is simultaneously surrendered for redemption; or
(iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

RANKING OF DEBT SECURITIES

    The Senior Debt Securities will be unsecured unsubordinated obligations of the Company and will rank on a parity in right of payment with all other unsecured and unsubordinated indebtedness of the

Company. The Senior Subordinated Debt Securities will be unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the applicable Prospectus Supplement) of the Company, including the Senior Debt Securities. The Subordinated Debt Securities will be unsecured subordinated obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the applicable Prospectus Supplement) of the Company, including the Senior Debt Securities and the Senior Subordinated Debt Securities). See "--Subordination of Senior Subordinated and Subordinated Debt Securities."

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities in definitive form, a global Debt Security may not be transferred except as a whole by the Depositary for such global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

    The specific terms of the depositary arrangement with respect to any global Debt Securities and certain limitations and restrictions relating to any global Bearer Securities will be described in the applicable Prospectus Supplement.

OUTSTANDING DEBT SECURITIES

    In determining whether the holders of the requisite principal amount of outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver under the relevant Indenture, (i) the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon a declaration of acceleration thereof pursuant to the terms of such Original Issue Discount Security as of the date of such determination, (ii) the principal amount of any Indexed Security that shall be deemed to be outstanding for such purpose shall be the principal face amount of such Indexed Security determined on the date of its original issuance, (iii) the principal amount of a Debt Security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issue of such Debt Security, of the principal amount of such Debt Security and (iv) any Debt Security owned by the Company or any obligor on such Debt Security or any Affiliate of the Company or such other obligor shall be deemed not to be outstanding.

REDEMPTION AND REPURCHASE

    The Debt Securities of any series may be redeemable at the option of the Company, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by the Company at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable Prospectus Supplement.

CONVERSION AND EXCHANGE

    The terms, if any, on which Debt Securities of any series are convertible into or exchangeable for Common Stock, Preferred Stock or other Debt Securities will be set forth in the applicable Prospectus Supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holders or at the option of the Company.

CERTAIN COVENANTS OF THE COMPANY

    The following covenant will be contained in each of the Indentures. Any additional covenants applicable to any series of Debt Securities will be set forth in the applicable Prospectus Supplement.

    MERGER, SHARE EXCHANGE AND SALE OF ASSETS. Each Indenture provides that the Company will not, in any transaction or series of transactions, merge or enter into a share exchange with, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as to, any person or persons, and the Company will not permit any of its Subsidiaries (as defined in the applicable Prospectus Supplement) to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or the Company and its Subsidiaries, taken as a whole, to any other person or persons, unless at the time of and after giving effect thereto (a) either (i) if the transaction or series of transactions is a merger or share exchange, the Company shall be the surviving person of such merger or consolidation, or (ii) the person formed by such share exchange or into which the Company or such Subsidiary is merged or to which the properties and assets of the Company or such Subsidiary, as the case may be, are transferred (any such surviving person or transferee person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of the obligations of the Company under the relevant Debt Securities and Indenture; (b) immediately after giving effect to such transaction, no Event of Default under such Indenture, and no event which, after notice or lapse of time or both would become an Event of Default under such Indenture, shall have happened and be continuing; and (c) certain other conditions (including such as may be specified in the applicable Prospectus Supplement) are met.

    Upon any such merger, share exchange, sale, assignment, conveyance, transfer, lease or other disposition in which the Company is not the continuing corporation, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale, assignment, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the relevant Indenture with the same effect as if such successor corporation had been named as the Company therein and thereafter (except in the case of a lease) the Company shall be released from its obligations under such Indenture and the Debt Securities.

EVENTS OF DEFAULT

    An Event of Default with respect to the Debt Securities of any series is defined in the relevant Indenture as being: (i) default in the payment of any interest on any of the Debt Securities of such series (or any Additional Amounts payable in respect of such interest) when the same becomes due and payable and continuance of such default for 30 days; (ii) default in the payment of any principal of or premium, if any, on any Debt Security of such series (or any Additional Amounts payable in respect of such principal or premium) when the same becomes due and payable (whether at stated maturity, upon acceleration, optional redemption, required purchase, scheduled principal payment or otherwise); (iii) default in making any sinking fund payment or payment under any analogous provision when due with respect to any Debt Security of such series; (iv) default by the Company in the performance, or breach, of any other covenant or warranty in the relevant Indenture (other than a covenant or warranty included therein solely for the benefit of a series of Debt Securities other than that series) or any Debt Security of such series which shall not have been remedied for a period of 30 days after notice to the Company by the relevant Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding; (v) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary (as defined in the applicable Prospectus Supplement) of the Company; and (vi) any other Event of Default provided with respect to Debt Securities of that series as described in the applicable Prospectus Supplement. Each Indenture provides that the Trustee thereunder may withhold notice to the holders of the Debt Securities of any series of the occurrence of a default with respect to the Debt Securities of such series (except a default in payment of principal, premium, if any, interest, if any, or sinking fund payments, if any) if the Trustee considers it in the interest of the holders to do so.

    Each Indenture provides that if an Event of Default (other than as specified in clause (vi) above) with respect to any series of Debt Securities issued thereunder shall have occurred and be continuing, either the relevant Trustee or the holders of at least 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of (or if any Debt Securities of such series are Original Issue Discount Securities, such lesser amount as may be specified in the terms thereof) and accrued and unpaid interest, if any, on all of the Debt Securities of such series to be due and payable immediately; and, if an Event of Default specified in clause (vi) above occurs and is continuing, the principal of (or if any Debt Securities of such series are Original Issue Discount Securities, such lesser amount as may be specified in the terms thereof) and accrued and unpaid interest, if any, on all of the Debt Securities of such series shall become due and payable immediately without any declaration or other act on the part of the Trustee or the holders thereof. Upon certain conditions such acceleration may be annulled by the holders of a majority in principal amount of the Debt Securities of such series then outstanding.

    Subject to the provisions of the Trust Indenture Act of 1939 requiring each Trustee, during an Event of Default under the relevant Indenture, to act with the requisite standard of care, a Trustee is under no obligation to exercise any of its rights or powers under the relevant Indenture at the request or direction of any of the holders of Debt Securities of any series unless such holders have offered such Trustee reasonable indemnity. Subject to the foregoing, holders of a majority in principal amount of the then outstanding Debt Securities of any series issued under an Indenture shall have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under such Indenture with respect to such series. Each Indenture requires the annual filing by the Company with the relevant Trustee of a certificate as to whether or not the Company is in default under the terms of such Indenture.

MODIFICATION, WAIVERS AND MEETINGS

    Each Indenture contains provisions permitting the Company and the Trustee thereunder, with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under such Indenture and affected by a modification or amendment, to modify or amend any of the provisions of such Indenture or of the Debt Securities of such series or the rights of the holders of the Debt Securities of such series under such Indenture, provided that no such modification or amendment shall, among other things, (i) change the stated maturity of the principal of, or premium, if any, or any installment of interest, if any, on any Debt Securities issued under such Indenture or reduce the principal amount thereof or any premium thereon, or reduce the rate of interest thereon, or reduce the amount of principal of any Original Issue Discount Securities that would be due and payable upon an acceleration of the maturity thereof, or adversely affect any right of repayment at the option of any holder, or change any place where, or the currency in which, any Debt Securities issued under such Indenture are payable, or impair the holder's right to institute suit to enforce the payment of any such Debt Securities, or make any change that adversely affects the right, if any, to convert or exchange such Debt Securities for other securities in accordance with their terms, or (ii) reduce the aforesaid percentage of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification or amendment or the consent of whose holders is required for any waiver (of compliance with certain provisions of such Indenture or certain defaults thereunder and their consequences) or reduce the requirements for a quorum or voting at a meeting of holders of such Debt Securities or (iii) solely in the case of the Senior Subordinated Indenture and the Subordinated Indenture, modify any of the provisions of the specific Article in such Indenture relating to subordination of the Debt Securities issued under such Indenture or the definition of Senior Indebtedness therein in a manner adverse to the holders of the Debt Securities issued under such Indenture, without in each such case obtaining the consent of the holder of each outstanding Debt Security issued under such Indenture so affected. Each Indenture also contains provisions permitting the Company and the relevant Trustee, without the consent of the holders of any Debt Securities issued thereunder, to modify or amend such Indenture in order to, among other things,
(a) add to the Events of Default or the covenants of the Company for the benefit of the holders of all or any series of Debt Securities issued under such Indenture; (b) to add or change any provisions of such Indenture to facilitate the issuance of Bearer Securities; (c) to establish the form or terms of Debt Securities of any series and any related coupons; (d) to cure any ambiguity or correct or supplement any provision therein which may be inconsistent with other provisions therein, or to make any other provisions with respect to matters or questions arising under such Indenture which shall not adversely affect the interests of the holders of any series of Debt Securities issued thereunder in any material respect; or (e) to amend or supplement any provision contained in such Indenture, provided that such amendment or supplement does not apply to any outstanding Debt Securities issued prior to the date of such amendment or supplement and entitled to the benefits of such provision.

    The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive compliance by the Company with certain restrictive provisions of the relevant Indenture. The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive any past default under the applicable Indenture with respect to Debt Securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Securities of such series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding Debt Securities of such series affected.

    Each Indenture contains provisions for convening meetings of the holders of Debt Securities of a series issued thereunder. A meeting may be called at any time by the relevant Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with the provisions of such Indenture. Except for any consent which must be given by the holder of each outstanding Debt Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum (as described below) is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that (i) any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series and (ii) any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is more than a majority, in principal amount of the outstanding Debt Securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the relevant Indenture will be binding on all holders of Debt Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series, subject to certain exceptions.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Upon the direction of the Company, any Indenture shall cease to be of further effect with respect to any series of Debt Securities issued thereunder specified by the Company (subject to the survival of certain provisions thereof, including the obligation to pay Additional Amounts to the extent described below) when (i) either (A) all outstanding Debt Securities of such series and, in the case of Bearer Securities, all coupons appertaining thereto, have been delivered to the relevant Trustee for cancellation (subject to certain exceptions) or (B) all Debt Securities of such series have become due and payable or have been called for redemption and the Company has deposited with the Trustee, in trust, funds in U.S. dollars or in such foreign currency in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal, premium, if any, and interest, if any (and, to the extent that (x) the Debt Securities of such series provide for the payment of Additional Amounts upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such Debt Securities and (y) the amount of any such Additional Amounts is at the time of deposit reasonably determinable by the Company (in the exercise of its sole discretion), any such Additional Amounts) to the date of such deposit (if such Debt Securities have become due and payable) or to the date fixed for redemption thereof, as the case may be, (ii) the Company has paid all other sums payable under the Indenture with respect to the Debt Securities of such series, and (iii) certain other conditions (including such as may be specified in the applicable Prospectus Supplement) are met. If the Debt Securities of any such series provide for the payment of Additional Amounts, the Company will remain obligated, following such deposit, to pay Additional Amounts on such Debt Securities to the extent that the amount thereof exceeds the amount deposited in respect of such Additional Amounts as aforesaid.

    Unless otherwise provided in the applicable Prospectus Supplement, the Company may elect with respect to any series of Debt Securities either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for, among other things, the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such Debt Securities to the extent that the amount thereof exceeds the amount deposited in respect of such Additional Amounts as provided below, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, to hold moneys for payment in trust, and, if applicable, to exchange or convert such Debt Securities into other securities in accordance with their terms) ("defeasance"), or (b) to be released from its obligations under certain covenants applicable to such Debt Securities (which covenants will be described in the applicable Prospectus Supplement), and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance"), in either case upon the irrevocable deposit with the relevant Trustee (or other qualifying trustee), in trust for such purpose, of an amount, in U.S. dollars or in such foreign currency in which such Debt Securities are payable at stated maturity, and/or Government Obligations (as defined in the relevant Indenture) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of and premium, if any, and interest, if any, on (and, to the extent that (x) the Debt Securities of such series provide for the payment of Additional Amounts and (y) the amount of any such Additional Amounts is at the time of deposit reasonably determinable by the Company (in the exercise of its sole discretion), any such Additional Amounts with respect to) such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the due dates therefor, whether upon maturity, redemption or otherwise.

    Such defeasance or covenant defeasance shall only be effective if, among other things, (i) the Company shall have delivered to the relevant Trustee an opinion of counsel to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (ii) no Event of Default or event which, with notice or lapse of time or both, would constitute an Event of Default under the relevant Indenture shall have occurred and be continuing on the date of such deposit or, insofar as clause (vi) of the first paragraph under "--Events of Default" is concerned, at any time during the period ending on the 123rd day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);
(iii) such defeasance or
covenant defeasance shall not cause such Trustee to have a conflicting interest with respect to any securities of the Company; (iv) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, such Indenture or any other material agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound; (v) the Company shall have delivered to such Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to avoidance or recovery under any applicable bankruptcy laws; and (vi) the Company shall have satisfied certain further conditions, including delivery to the Trustee of an officers' certificate and an opinion of counsel, each stating that all conditions precedent under such Indenture to such defeasance or covenant defeasance, as the case may be, have been complied with.

    Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the foreign currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, premium, if any, and interest, if any, on such Debt Security as such Debt Security becomes due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on (x) in the case of payments made pursuant to clause
(a) above, the applicable market exchange rate for such foreign currency in effect on the second business day prior to such payment date, or (y) with respect to a Conversion Event, the applicable market exchange rate for such foreign currency in effect (as nearly as feasible) at the time of the Conversion Event.

    "Conversion Event" means the cessation of use of (i) a foreign currency both by the government of the country or the confederation which issued such foreign currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Union or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

    In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default (including any Event of Default with respect to any covenant as to which such covenant defeasance is not applicable), the amount of monies and/or Government Obligations deposited with the applicable Trustee to effect such covenant defeasance may not be sufficient to pay amounts due on such Debt Securities at the time of any acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting or restricting defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

GOVERNING LAW

    The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

    The Trust Indenture Act of 1939 contains limitations on the rights of a trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions with the Company and its subsidiaries from time to time, provided that if such Trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default under the relevant Indenture, or else resign.

SUBORDINATION OF SENIOR SUBORDINATED AND SUBORDINATED DEBT SECURITIES

    The payment of the principal of, premium, if any, and interest, if any, on the Senior Subordinated Debt Securities and the Subordinated Debt Securities will be subordinated, to the extent and in the manner set forth in the Senior Subordinated Indenture and Subordinated Indenture, respectively, and as may be further described in the applicable Prospectus Supplement, in right of payment to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness which may at any time and from time to time be outstanding.

    Unless otherwise provided in the applicable Prospectus Supplement with respect to an issue of Senior Subordinated Debt Securities or Subordinated Debt Securities, in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company, all Senior Indebtedness of the Company must be paid in full or such payment must be provided for before any payment or distribution (excluding the distribution of certain permitted equity or subordinated securities) is made on account of the principal, premium, if any, sinking fund, if any, or interest, if any, on any Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be.

    In addition, the applicable Prospectus Supplement may provide that no payment on account of the Senior Subordinated Debt Securities or Subordinated Debt Securities offered thereby shall be made during the continuance of certain defaults with respect to the Senior Indebtedness or certain designated Senior Indebtedness of the Company.

    In the event that, notwithstanding the foregoing, any payment or distribution of assets (excluding the distribution of certain permitted equity or subordinated securities) of the Company is received by the Senior Subordinated Trustee or the Subordinated Trustee or the holders of any of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, under the circumstances described above and before all Senior Indebtedness is paid in full, such payment or distribution will be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness has been paid in full or such payment provided for, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

    If the Company fails to make any payments on the Senior Subordinated Debt Securities or the Subordinated Debt Securities of any series when due or within any applicable grace period, whether or not on account of any payment blockage provisions that may be set forth in the applicable Prospectus Supplement, such failure would constitute an Event of Default under the relevant Indenture and would enable the holders of such Debt Securities to accelerate the maturity thereof. See "--Events of Default."

    By reason of such subordination, in the event of any distribution of assets of the Company upon dissolution, winding up, liquidation, reorganization or other similar proceedings of the Company, (i) holders of Senior Indebtedness will be entitled to be paid in full before payments may be made on the Senior Subordinated Debt Securities or the Subordinated Debt Securities and the holders of Senior Subordinated Debt Securities and Subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full and (ii) creditors of the Company who are neither holders of Senior Subordinated Debt Securities or Subordinated Debt Securities nor holders of Senior Indebtedness may recover less, ratably, than holders of

Senior Indebtedness and may recover more, ratably, than the holders of the Senior Subordinated Debt Securities and Subordinated Debt Securities. Furthermore, such subordination may result in a reduction or elimination of payments to the holders of Senior Subordinated Debt Securities and Subordinated Debt Securities. The Senior Subordinated Indenture and Subordinated Indenture provide that the subordination provisions thereof will not apply to any money and securities held in trust pursuant to the discharge, defeasance and covenant defeasance provisions of such Indenture (see "--Discharge, Defeasance and Covenant Defeasance" above).

    If this Prospectus is being delivered in connection with the offering of a series of Senior Subordinated Debt Securities or Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated by reference herein will set forth the definition of Senior Indebtedness applicable thereto and the approximate amount of such Senior Indebtedness outstanding as of a recent date.

                         DESCRIPTION OF PREFERRED STOCK

    The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of a series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The following description of the Preferred Stock summarizes certain provisions of the Articles of Incorporation of QFC (the "Articles") and is subject to and qualified in its entirety by reference to the Articles and any actual Articles of Amendment which will be filed with the SEC promptly after any offering of such series of Preferred Stock.

GENERAL
    The Articles authorize 1,000,000 shares of Preferred Stock and permits the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the terms and provisions of each series, including dividend rights and preferences over dividends on the Common Stock; conversion rights, if any; voting rights, if any (in addition to those provided by law); redemption rights, if any, and the terms of any sinking fund therefor; and rights on liquidation, including preferences over the Common Stock, which action could adversely affect the rights of holders of Common Stock.

    As of the date of this Prospectus, QFC has no shares of Preferred Stock outstanding. QFC may amend from time to time, with shareholder approval, the Articles to increase the number of authorized shares of Preferred Stock.

    The Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation of such Preferred Stock, the number of shares offered and the liquidation value thereof; (ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate; (iv) the liquidation preference thereof; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange provisions of such Preferred Stock; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, limitations and restrictions of such Preferred Stock.

    The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of the Preferred Stock, if any. Holders of Preferred Stock will have no preemptive rights to subscribe for or purchase shares of capital stock.

DIVIDEND RIGHTS

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of QFC legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of QFC on such record dates as will be fixed by the Board of Directors. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and QFC shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period.

    No full dividends will be declared or paid or set apart for payment on preferred stock of any series ranking, as to dividends, on a parity with or junior to any series of Preferred Stock for any period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment on such series of Preferred Stock for the then-current dividend period and, if such Preferred Stock is cumulative, all other dividend periods terminating on or before the date of payment of such full dividends. When dividends are not paid in full upon any series of the Preferred Stock and any other preferred stock ranking on a parity as to dividends with such series of the Preferred Stock, all dividends declared upon such series of the Preferred Stock and any other preferred stock ranking on a parity as to dividends will be declared PRO RATA so that the amount of dividends declared per share on such series of the Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accrued dividends, including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend periods, per share on such series of the Preferred Stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full dividends, including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend periods, on all outstanding shares of any series of the Preferred Stock have been paid or declared and set aside for payment, no dividends (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into, Common Stock or another stock ranking junior to such series of the Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distributions made upon the Common Stock or any other stock of QFC ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation, nor will any Common Stock or any other stock of QFC ranking junior to or on a parity with such series of the Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by QFC (except by conversion into or exchange for stock of QFC ranking junior to such series of the Preferred Stock as to dividends and upon liquidation). No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments which may be in arrears.

    Except as set forth in the Prospectus Supplement relating to a series of Preferred Stock, the amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period longer or shorter than a full dividend period shall be computed on the basis of 30-day months and a 360-day year.

    Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination.

RIGHTS UPON LIQUIDATION

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of QFC, the holders of each series of Preferred Stock will be entitled to receive out of assets of QFC available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to such series of the Preferred Stock upon liquidation, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock plus an amount equal to accrued and unpaid dividends for the then-current dividend period and, if such series of the Preferred Stock include cumulative rights to dividends, for all dividend periods prior thereto. If, upon any voluntary or involuntary liquidation, dissolution or winding up of QFC, the amounts payable with respect to the Preferred Stock of any series and any other shares of stock of QFC ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the

Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of QFC in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of QFC. Neither the sale of all or substantially all the property or business of QFC nor the merger or share exchange of QFC with or into any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of QFC.

REDEMPTION

    A series of the Preferred Stock may be redeemable, in whole or in part, at the option of QFC, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

    The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock which will be redeemed by QFC in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid (cumulative or non-cumulative, as the case may be) dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of QFC, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

    If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or PRO RATA as may be determined by the Board of Directors or by any other method which may be determined by the Board of Directors to be equitable. From and after the date of redemption (unless default shall be made by QFC in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and, subject to compliance with Section 23B.06.030(3) of the Washington Business Corporation Act (the "Washington Business Corporation Act") all rights of the holders thereof (except the right to receive the redemption price) shall cease.

    In the event that full dividends, including accumulations in the case of cumulative Preferred Stock, on any series of the Preferred Stock have not been paid, such series of the Preferred Stock may not be redeemed in part and QFC may not purchase or acquire any shares of such series of the Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of the Preferred Stock.

CONVERSION OR EXCHANGE RIGHTS

    The Prospectus Supplement for any series of the Preferred Stock will state the terms, if any, on which shares of such series are convertible into, or exchangeable for, securities of QFC or another person.

VOTING RIGHTS

    The Prospectus Supplement for any series of the Preferred Stock will state the voting rights, if any, including any voting rights expressly required by applicable law, of the holders of any such series of Preferred Stock.

                          DESCRIPTION OF COMMON STOCK

    The following description of the terms of the Common Stock summarizes certain provisions of the Washington Business Corporation Act and the Articles and is subject to and qualified in its entirety by reference to such provisions and documents.

GENERAL

    The Articles currently authorize the issuance of up to 60,000,000 shares of Common Stock. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of any funds lawfully available therefor and, in the event of liquidation or distribution of assets, are entitled to participate ratably in the distribution of such assets remaining after payment of liabilities, in each case subject to any preferential rights granted to any series of Preferred Stock that may then be outstanding. The Common Stock does not have any preemptive rights. The issued and outstanding shares of Common Stock are fully paid and nonassessable.

    Holders of the shares of Common Stock are entitled to vote in person or by proxy at all meetings of shareholders of the Company for the election of directors and for other purposes. Such holders have one vote for each share of Common Stock held by them. In voting for directors, the Common Stock does not have cumulative voting rights. The Company's directors are divided into three classes of approximately equal size and are elected for staggered terms of three years, with one such class being elected at each annual meeting of shareholders.

PROVISIONS AFFECTING ACQUISITION OF THE COMPANY

    Except as otherwise described below (and in addition to any voting rights granted to or held by holders of Preferred Stock) the approval of any merger, share exchange, sale, lease, exchange or disposition of all or substantially all of QFC's property, otherwise than in the usual and regular course of business, or proposal to dissolve, requires the affirmative vote of the holders of not less than a majority of the outstanding shares of voting stock. In addition, the Articles provide that (i) any merger, consolidation, combination or reorganization of the Company with or into any person who, together with its affiliates or associates or any group of persons that has agreed to act together, is or becomes the beneficial owner of five percent or more of the Company's outstanding voting stock who did not, on March 4, 1987, own five percent or more of the Company's voting stock (an "Interested Person"), (ii) any sale, lease, exchange, transfer, liquidation or other disposition of more than ten percent of the Fair Market Value (as defined in the Articles) of the total consolidated assets of the Company to an Interested Person, (iii) any sale, lease, exchange, transfer, liquidation or other disposition of more than ten percent of the Fair Market Value of the total consolidated assets of an Interested Person to the Company, (iv) any issuance or transfer of any securities of the Company (other than by way of a pro rata distribution to all shareholders) to an Interested Person which, when aggregated with all prior issuances and transfers to such Interested Person of securities of the Company during the preceding 365 days, constitutes five percent or more of the outstanding shares of any class or series of securities of the Company, (v) any acquisition by the Company of one percent or more of any outstanding class or series of debt or equity securities of an Interested Person, (vi) any recapitalization or reorganization that would have the effect of increasing the voting power of an Interested Person and (vii) any agreement or other arrangement for any of the foregoing transactions (collectively, a "Business Combination"), must be approved by the vote of at least 66 2/3% of the outstanding voting stock of the Company, unless the proposed Business Combination is (a) approved by a majority of the directors ("Continuing Directors") who are unaffiliated with such Interested Person and are not such Interested Person and who were directors before such Interested Person became an Interested Person or who were elected or nominated by a majority of the Continuing Directors or (b) structured to provide for payment of cash or other consideration to the Company's shareholders in a manner which satisfies certain requirements of the Articles (the "Fair Price Requirements").

    The Fair Price Requirements provide that a Business Combination must provide for an offer to all holders of each class of equity securities of either cash or the same type of consideration used by the Interested Person to acquire the largest number of shares of such class previously acquired by the Interested Person, and that the value of the consideration must be at least equal to the highest of (i) the highest price paid by the Interested Person within 18 months before the date of announcement of the proposed Business Combination (the "Announcement Date") or in the transaction or series of transactions in which such person became an Interested Person, (ii) the higher of the Fair Market Value per share of such class on the Announcement Date or the date on which such person became an Interested Person and (iii) if applicable, the redemption price per share of such class or the amount per share such class is entitled to receive upon liquidation of the Company. The Fair Price Requirements are further conditioned on approval by the affirmative vote of the holders of a majority of the Disinterested Shares (as defined in the Articles).

    The Articles provide that the provisions of the Articles (i) requiring super majority approval of Business Combinations involving Interested Persons, (ii) defining the number of directors of the Company and the classification, election and removal thereof, (iii) eliminating cumulative voting and preemptive rights,
(iv) providing for indemnification and limitation of liability of directors and officers, (v) establishing procedures for calling special meetings of shareholders and for handling shareholder proposals and (vi) establishing the Company's authorized capital stock, may not be amended without approval (a) by a majority of the authorized number of directors and, if an Interested Person exists, by a majority of Continuing Directors or (b) by holders of at least
66 2/3% of the Company's outstanding voting stock.

    The foregoing provisions of the Articles as well as the staggered terms for directors and the availability of Preferred Stock for issuance without shareholder approval may deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and could thereby deprive the shareholders of opportunities to realize a premium on their Common Stock and could make removal of incumbent management more difficult. On the other hand, these provisions may induce any persons seeking control of the Company or a business combination with the Company to negotiate terms acceptable to the Board of Directors.

    Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "Target Corporation" (as defined in the Act), with certain exceptions, from engaging in certain significant business transactions with an "Acquiring Person" (defined generally as a person who acquires 10% or more of the corporation's voting securities without the prior approval of the corporation's board of directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, or a reclassification of securities that has the effect of increasing the proportionate share of the outstanding securities held by the Acquiring Person. An Acquiring Person may avoid the prohibition against effecting certain significant business transactions with the Target Corporation if the per share consideration paid to holders of outstanding shares of common stock and other classes of stock of the Target Corporation meets certain minimum criteria or if the board of directors of the Target Corporation, at the time of the share acquisition, approves the proposed significant business transaction. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock of the Company is ChaseMellon Shareholder Services.

                              PLAN OF DISTRIBUTION

GENERAL

    QFC may sell the Securities being offered hereby: (i) directly to purchasers, (ii) through agents, (iii) through underwriters, (iv) through dealers or (v) through a combination of any such methods of sale.

    The distribution of the Securities may be effected from time to time in one or more transactions either (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

    Offers to purchase Securities may be solicited directly by QFC or by agents designated by QFC from time to time. Any such agent, which may be deemed to be an underwriter, as such term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by QFC to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may engage in transactions with, or perform services for, QFC and/or certain affiliates thereof in the ordinary course of business. An agent may resell a Security purchased by it as principal to another broker-dealer at a discount.

    If an underwriter or underwriters are utilized in the sale, QFC will execute an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Securities.

    Except as otherwise indicated in the applicable Prospectus Supplement, if a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, QFC will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

    Underwriters, dealers, agents and other persons may be entitled, under agreements which may be entered into with QFC, to indemnification against, or contribution with respect to, certain civil liabilities under the Securities Act.

    Each underwriter, dealer and agent participating in the distribution of any Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

DELAYED DELIVERY ARRANGEMENTS

    If so indicated in the Prospectus Supplement, QFC may authorize agents and underwriters to solicit offers by certain institutions to purchase Securities from QFC at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts (the "Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless QFC otherwise agrees, the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of QFC. Contracts will be not subject to any conditions except that the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to Contracts accepted by QFC.

    The place and time of delivery for the Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                    EXPERTS

    The financial statements of QFC incorporated by reference in QFC's Annual Report on Form 10-K for the year ended December 30, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and such financial statements are incorporated by reference herein in reliance upon the report of Deloitte & Touche LLP given upon the authority of that firm as experts in accounting and auditing.

    The financial statements of Hughes Markets, Inc. incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS


    The legality of the Securities to be offered hereby will be passed upon for QFC by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, in respect of New York law, and by Bogle & Gates P.L.L.C., Seattle, Washington, in respect of Washington law.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                           --------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
                   PROSPECTUS SUPPLEMENT
Available Information...........................        S-3
Incorporation of Documents by Reference.........        S-3
Summary.........................................        S-5
Risk Factors....................................       S-19
Price Range of Common Stock and Dividend
  Policy........................................       S-26
The Acquisitions................................       S-27
The Proposed Reorganization.....................       S-30
Use of Proceeds.................................       S-32
Capitalization..................................       S-33
Unaudited Pro Forma Condensed Consolidated
  Financial Statements..........................       S-34
Selected Historical Financial Data..............       S-44
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................       S-48
Business........................................       S-62
Management......................................       S-80
Principal Shareholders..........................       S-83
Description of Certain Indebtedness.............       S-85
Description of Capital Stock....................       S-90
Shares Eligible For Future Sale.................       S-92
Certain U.S. Tax Consequences to Non-U.S.
  Holders.......................................       S-93
Underwriting....................................       S-95
Legal Matters...................................       S-98
Experts.........................................       S-98
Index to Financial Statements...................        F-1

                        PROSPECTUS
Available Information...........................          2
Incorporation of Documents by Reference.........          2
The Company.....................................          3
The Acquisitions................................          3
Ratio of Earnings to Fixed Charges..............          5
Use of Proceeds.................................          5
Description of Debt Securities..................          5
Description of Preferred Stock..................         17
Description of Common Stock.....................         20
Plan of Distribution............................         22
Experts.........................................         23
Legal Matters...................................         23

                                4,500,000 SHARES

 [LOGO]

                                                                       [LOGO]

                           QUALITY FOOD CENTERS, INC.

                                  COMMON STOCK

                             ----------------------

                             PROSPECTUS SUPPLEMENT

                          ----------------------------

                              MERRILL LYNCH & CO.

                          DONALDSON LUFKIN & JENRETTE
      SECURITIES CORPORATION

                              SALOMON BROTHERS INC

                                 DAIN BOSWORTH
                                  Incorporated

                                           , 1997

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